Exhibit 15.1

Swedish annual report

for 2017 in English

(adjusted version)

Contents

The business

Ericsson in brief	1

CEO comment	2

This is Ericsson	4

Strategy and financial targets	6

Segments	12

Business model	16

Financials

Letter from the Chairman	17

Board of Directors’ report	18

Report of independent registered public accounting firm	29

Consolidated financial statements	30

Notes to the consolidated financial statements	37

Management’s report on internal control over financial reporting	77

Risk factors	78

Forward-looking statements	87

Corporate governance

Corporate governance report	88

Remuneration report	113

Share information

The Ericsson share	119

Other information

Five-year summary	123

Alternative Performance Measures	124

Financial terminology and exchange rates	128

Glossary	129

Shareholder information	130

Signatures	132

Ericsson Annual Report on Form 20-F 2017

Ericsson in brief

Ericsson has been at the forefront of innovation for more than 140 years and as the market continues to transform and user demands continue to change – so does Ericsson.

It all started in a mechanical workshop in Stockholm where Lars Magnus Ericsson designed telephones and Hilda Ericsson produced them by winding copper wire coils.

Over the years, inclusion and diversity have remained important building blocks of the company, and are fundamental to the culture and its core values of respect, professionalism and perseverance.

Ericsson has revolutionized communications with new switching techniques and digital technology, and has been leading the development of mobile communications. When broadband was in its infancy Ericsson was already working on the technology that would become 3G, and was developing 4G long before the smartphone became ubiquitous. Now 5G is around the corner and Ericsson is investing for technology leadership in 5G.

Ericsson has its headquarters in Stockholm, and the Ericsson shares trade on Nasdaq Stockholm and the Ericsson ADSs trade on NASDAQ, New York.

Highlights 2017

•	January 16; President and CEO Börje Ekholm took office.

•	March 28; The focused business strategy was presented with the target to significantly improve the operating margin with a long-term target of more than 12%.

•	April 25 Q1; Provisions and adjustments related to certain customer contracts, asset write-downs and restructuring of a total of SEK 13.4 billion.

•	June 26; Vodafone UK selected Ericsson to evolve its 4G networks in London and southern England to improve capacity and end-user performance.

•	July 18 Q2; Cost reduction activities to achieve an annual run rate reduction of at least SEK 10 billion by mid-2018 were presented.

•	October 9; The nomination committee presented its intention to propose Ronnie Leten as new Chairman of the Board, as current Chair- man of the Board Leif Johansson steps down.

•	October 20 Q3; Strong performance in Networks driven by the Ericsson Radio System portfolio.

•	November 8; Capital Markets Day where targets for 2020 were presented; sales of SEK 190–200 billion, 37–39% gross margin and at least 10% operating margin, supporting the long-term target of more than 12%.

•	December 11; Verizon selected Ericsson to provide equipment for their commercial 5G launch in the United States.

•	December 14; Deutsche Telekom selected Ericsson as supplier for its current and future network in Germany.

•	January 31 Q4; Write-down of assets impacted the result by SEK –14.5 billion. In addition, provisions and customer project adjustments amounted to SEK –3.2 billion.

1)	Reported operating income excluding restructuring charges (SEK –8.5 billion), write-down of assets (SEK –17.8 billion), gains/losses on sales of certain investments and operations (SEK 0.3 billion), provisions and adjustments related to certain customer projects announced March 28, 2017 (SEK –8.4 billion) and provisions and adjustments related to certain market and customer projects announced in Q2 2017 (SEK –5.5 billion).

Contact

investor.relations@ericsson.com

Ericsson Annual Report on Form 20-F 2017

2017 – a year of starting over

2017 was a tough year. We started to execute on our focused strategy and we laid the foundation for achieving our financial targets.

The telecom industry is a key driver of economic growth and innovation.

The power of change that mobile technology unleashes is extraordinary. No other technology has ever scaled as fast. By 2023, less than 35 years after the introduction of mobile technology, it’s predicted that there will be 9.1 billion mobile subscriptions and research shows a strong correlation between growth in mobile broadband adoption and GDP growth.

And the potential of mobility has only just begun. Yet with extraordinary change, comes challenges. Our customers, the service providers, need to become more efficient, more digital and find new growth. This puts pressure on the industry and pressure on us as a company, but it also creates new opportunities.

When assuming the role as new CEO in the beginning of 2017, we initiated a strategic review. Our starting point was to listen to our customers combined with in-depth analysis of our portfolio and performance. In March we presented our focused strategy.

Our mission is to enable our customers to capture the full value of connectivity with three core pillars – technology leadership, product led solutions and global scale and skill.

Stabilize and simplify

To be successful and relevant to our customers, we need to be profitable. The first phase is therefore to simplify the organization and to restore stability and profitability.

We appointed a new Executive Team and simplified organizational structure. In 2017, the structure was built on three business areas: Networks, Digital Services and Managed Services, and five market areas which were created based on the structure of our large customers. In January 2018, a new business area called Emerging Business was created. Ericsson’s organizational structure is efficient and responsive to customer needs, with strong accountability.

Invest in areas where we can and must win

We are investing in Networks to strengthen our current offerings and to lead the way in 5G. We are investing in Digital Services to secure leadership in the control and monetization layers in the networks and to increase our cloud delivery competence. We automate Managed Services and we invest in innovation including IoT, Artificial Intelligence and other new technologies in Emerging Business.

In Networks we are investing in R&D both for technology and cost leadership. This includes preparing for 5G and securing a leading position in that technology wave, but also making our 4G offering more competitive both for us and our customers. Increased R&D investments in Networks is therefore a key driver for increased gross margins. Despite a declining topline during the year we were able to strengthen our adjusted gross margin1) in Q4 to 36% (32%) YoY, by increasing share of Ericsson Radio System (ERS) deliveries and improvements in service delivery efficiency. ERS represented 71% of radio unit deliveries in Q4 2017.

In Managed Services, our first priority is on restoring profitability. We set out to review 42 challenged contracts and to date we have either exited, renegotiated or transformed 23 of those with a positive impact on operating profit with SEK 0.5 billion. To capture opportunities from new technologies and business models we invest in becoming a leader in data-and analytics-driven operations enabled by automation, machine learning and artificial intelligence. By doing so we will be able to further improve our profitability and increase the value we provide to our customers.

Our profitability in Digital Services has been unsatisfactory for quite some time. Digital Services is strategically important for our future success and for the success of our customers, as they virtualize their networks and become fully digital enterprises. In 2017 Digital Services reported significant losses and our first priority has been to stabilize our product roadmaps and large transformation projects. We have made great progress during the year. We are now focusing on restoring profitability, by increasing software content but also by taking costs out in service delivery.

In Emerging Business, we will develop new partnership based services and innovate new sources of revenues for our customers. We will scale new opportunities as we are doing with our Internet of Things (IOT) platform and Unified Delivery Network (UDN).

During the year we have also explored strategic opportunities for our Media business; Media Solutions and Red Bee Media (former

1)	Networks Q4 2017 reported gross margin excluding restructuring charges of SEK –1.1 billion and excluding SEK –0.4 billion related to market and customer project adjustments announced in the Q2 2017 report. Networks Q4 2016 reported gross margin excluding restructuring charges of SEK –1.1 billion.

Ericsson Annual Report on Form 20-F 2017

Broadcast and Media Services). That process has now been concluded, including evaluation of various options such as partnerships, divestments and continued in-house development, with the objective to maximize shareholder value. We have also substantially improved operational performance in both units during the year, which has given us more strategic flexibility. Both units ended the year with only limited losses.

Given the importance of Media Solutions for our customers, we have decided to partner with One Equity Partners and retain a 49% ownership stake. This allows us to capture the upside of the business while at the same time taking active part in the expected consolidation of the industry. We have chosen to keep Red Bee Media as the bids received did not reflect the value of the business. We will continue to develop the business as an independent entity within Ericsson, and build on the improvements in the operations accomplished during the year.

Financial ambitions

By executing on our focused strategy, we will improve profitability. Our long-term target is an operating margin of at least 12%. Looking more near term, we have robust plans in place which will take us to a gross margin of 37–39% and an operating margin of at least 10%, excluding restructuring charges, in 2020. A part of delivering on the short-term target is to reduce our cost by at least SEK 10 billion in service delivery and common group functions by mid-2018. During the second half of 2017, we reduced our internal and external workforce by almost 15,000 net and the annual run-rate effect of cost savings is approximately SEK 6 billion. The impact on the P&L is still limited but will be increasingly visible in the first half of 2018.

Beyond 2020, reaching the long-term target will be driven by a combination of 5G ramp up, a software-led Digital Services business, new growth opportunities in Managed Services via analytics and automation, and scaling of selected Emerging Business ventures.

Ericsson at its best

Our success is driven by our people. We aim to work in the same way as the technology we create – think fast, cut through complexity, and knock down barriers – to best serve our customers.

We will continue to recruit for the future. By recruiting in priority areas of the business, we will both increase the pace of product development and lead in future technologies. In 2017 we recruited 3,800 R&D engineers.

Zero-tolerance to corruption

It is important to underline that Ericsson has a zero-tolerance approach to corruption and that the company over the years continuously and systematically has focused on strengthening its anti-corruption processes. Through Ericsson’s Code of Business Ethics, we work to secure that business activities are conducted with a strong sense of integrity.

Currently Ericsson cooperates, on a voluntary basis, with United States Securities and Exchange Commission and United States Department of Justice to answer inquiries related to compliance with the U.S. Foreign Corrupt Practices Act. These inquiries cover the last ten years and we will communicate and disclose information about these inquiries if materiality arises.

To sum up

2017 was a year of starting over. We have a new strategy, a simplified company structure and strong plans in place to improve our performance. 2017 was also the year when 5G went from vision to reality and the first commercial contracts were signed. This also created traction for our 5G-ready 4G portfolio. The success of the ERS platform shows that technology leadership and a competitive portfolio pays off, both in terms of customer feedback and margin improvements.

Going into 2018, we are fully committed to our plans and targets and we expect to see tangible results of our turnaround during the year.

Börje Ekholm

President and CEO

Ericsson Annual Report on Form 20-F 2017

Ericsson in brief

We are a technology company with the mission to enable our customers to capture the full value of connectivity. Our strategy builds on technology leadership, product-led solutions and global scale and skill.

At the forefront of technology

Business structure 2017

The business areas Networks, Digital Services and Managed Services are organized to reflect our ambition to serve customers with offerings that address their key priorities:

•	relentless efficiency

•	digital experience

•	new revenue streams

Each business area has different strategic priorities.

In Networks, focus is to expand gross margin by investing in R&D for technology and cost leadership.

In Digital Services, focus is shifting to software-led solutions and on adjusting the cost base.

In Managed Services, contract reviews are first priority and investments in automation and artificial intelligence have started.

In addition, we have Emerging Business where a structured approach to technology and business innovations will over time drive new growth. Emerging Business as well as Media Solutions, Red Bee Media and iconectiv are all businesses that are externally reported within segment Other.

In line with the focused business strategy presented in March 2017, we are divesting or downsizing assets that are not part of our core businesses such as for example fiber rollout and low end field maintenance. During the year we divested Ericsson Power Modules. In January 2018 the strategic review of the Media business was concluded. 51% of Media Solutions will be divested to an external partner, while we will continue to develop Red Bee Media as an independent and focused in-house media service business.

Our reporting structure

Ericsson Annual Report on Form 20-F 2017

Our market areas

Our geographical structure contains five market areas, to enable clear customer interfaces and faster time to market. In addition there is one market area Other. Our gegraphical market areas are responsible for selling and delivering the competitive solutions that our business areas develop.

North America	Europe and	Middle East and	South East Asia,	North East Asia	Other
	Latin America	Africa	Oceania and India
Net sales:	Net sales:	Net sales:	Net sales:	Net sales:	Net sales:
SEK 49.6 billion	SEK 56.2 billion	SEK 25.1 billion	SEK 30.6 billion	SEK 23.5 billion	SEK 16.4 billion
Number of	Number of	Number of	Number of	Number of	Mainly revenues
employees:	employees:	employees:	employees:	employees:	related to IPR and the
10,000	49,200	4,500	24,500	12,500	media business

A global company

Our people are key to ensuring Ericsson’s future success and our continued technology leadership. We focus on attracting the best talent, supporting competence development and enabling a work culture that supports our people to bring out the best version of Ericsson. We recruit and retain talent, regardless of age, race, gender, nationality or sexual orientation. Our core values – respect, professionalism, and perseverance – define our company culture, and guide us in our daily work and in the way we do business.

Ericsson Annual Report on Form 20-F 2017

Focused business strategy

Our focused business strategy takes its starting point in our customers, the service providers. It is a large and profitable customer group that plays a vital role in society by digitalizing the economy, to date creating more than 8 billion mobile subscriptions. So far, these subscriptions are mainly connecting consumers to voice and mobile broadband services. A key challenge for the service providers is that while traffic in the mobile networks is growing rapidly, revenues are growing at a much slower pace than traffic, driving a need to continuously improve efficiency. Going forward, service providers will play a central role also in the digitalization of industries, which will enable them to create new opportunities and capture revenue streams in the enterprise space.

To summarize, the service provider market is large and profitable but challenged with finding new growth within their existing consumer market. The services they provide are, however, fundamental to society and to people around the world and will become even more important in the future when the networks will connect not only people but also things, transforming industries and society.

Value creation in three key areas

We have identified three core areas in which we can support our service provider customers to leverage the full value of connectivity and enable their success.

Firstly, they need to continuously drive efficiency, relentlessly lowering the cost of delivering traffic in the networks. Also, 5G will increase spectrum efficiency which will lower cost.

Secondly, they need to go truly digital to enable faster service provisioning, faster network configuration and to make services easier to use. This will be increasingly important in order to attract new customers, but it will also help them to lower their costs further.

Finally, they need to capture new revenue streams and new opportunities enabled by emerging technologies such as 5G and IoT.

In our business study of 5G’s market potential we have identified the opportunity for service providers to expand their revenues by more than 30% by going beyond the mobile broadband business into enterprise and industrial applications.

We support our customers’ priorities to drive value creation in three key areas

Ericsson Annual Report on Form 20-F 2017

Three core pillars

Based on our customers’ priorities, we have developed a focused business strategy. It is built on three core pillars – technology leadership, product-led solutions and global scale and skill.

Technology leadership

Technology leadership enables us to bring the most innovative and best solutions to market and to do it ahead of competition, giving our customers an advantage. At the same time, technology leadership is a key driver for cost leadership as we use the latest technology to bring the cost down in our products. This benefits both us and our customers.

Product-led solutions

Product-led solutions implies that we put software and hardware at the core of our customer solutions. These are complemented by services offerings such as installation, roll-out, system integration, support and consulting. Focus is on pre-integrated solutions that create scale and ease of use for our customers.

Global scale and skill

One important dimension is our strong relationships with our customers, the world’s leading service providers. The other dimension is the importance of the competence and people we have within Ericsson, close to our customers all across the world – be it in R&D, production, service delivery, sales or any of the supporting functions.

Business structure

Based on our core strategic pillars we have divided our business into three business areas: Networks, Digital Services and Managed Services. In addition, in January 2018 we added business area Emerging Business.

In Networks we provide the hardware, software and services that build the actual networks.

Digital Services is a software-led business that focuses on operating, controlling and monetizing the network.

With our Managed Services offering we can operate our customers’ networks, allowing them to focus on the services they provide to their customers.

In Emerging Business we explore ways to leverage connectivity to create new revenue streams for our customers, such as IoT.

All business areas address the same customer group, the service providers, and they all build their offerings and strategies on the three core strategic pillars described above. It is a competitive advantage for us to be able to combine the different offerings from the business areas into customer solutions that address each customer’s unique needs, while keeping the scale advantage within each business area.

A focused business strategy

Ericsson Annual Report on Form 20-F 2017

Target of more than 12% operating margin on a sustainable basis

The focused business strategy that we presented in March 2017, states our ambition to improve returns to shareholders, including the target to reach more than 12% operating margin on a sustainable basis excluding restructuring charges.

The near-term focus is on performance turnaround and there are robust plans in place to reach a gross margin of 37–39% and an operating margin of at least 10% in 2020, excluding restructuring charges.

Beyond 2020, our ambition is to drive continued improvements and capture upsides from innovation and emerging business, to reach our long term target of at least 12% operating margin. Key priorities are 5G driven Networks business ramp up, a software-led Digital Services business, new growth and profitability improvements in Managed Services via analytics and automation and finally scaling of Emerging business such as IoT and UDN.

Reaching the 2020 target

The target for company net sales is SEK 190–200 billion in 2020. Net sales are expected to decline compared to the SEK 201 billion in 2017, partly due to the current declining Radio Access Network (RAN) market, but also to a large extent due to the focused business strategy. However there are growth opportunities in specific areas; in Networks there are selective market expansion opportunities enabled by increased investments in R&D for technology and cost leadership, and there are opportunities to scale in Emerging Business.

Gross margin expansion driven by cost reduction program

A large share of the gross margin expansion is expected to be realized over the next 1–2 years, driven by the ongoing cost reduction program of at least SEK 10 billion that is expected to be completed by mid 2018. However, to stay competitive, cost efficiency will continue to be in focus.

Approximately 70% of this cost reduction program is related to cost of sales and addresses areas such as service delivery efficiencies, reductions in supply, IT and real estate costs. To enable additional gross margin improvements, sales will be concentrated to product-led solutions, leading to an improved sales mix with a higher share of software sales and a lower share of services sales. Other strategy related items that are intended to drive gross margin improvements include for example increased R&D investments to strengthen cost leadership.

Increased R&D investments combined with structural cost reductions in SG&A

The R&D ramp-up is expected to drive profitability, secure technology and cost leadership and to protect the long-term business. Technology leadership will also allow us to capture market share and to increase scale advantage. The company target to reduce SG&A will be achieved by a simplified organization and improved G&A efficiencies and right-sizing efforts. The profitability target for 2020 requires that all business segments improve their operating margins compared to current levels.

Working capital efficiency and free cash flow in focus

Our ambition is to retain a strong balance sheet and positive free cash flow. We aim to secure financial resilience, improve performance visibility, increase accountability and drive focus on profit and cash. The target is to improve collection and credit management, as well as sourcing and supply chain management,

Robust plan for topline development

SEK billion

Illustrative reconciliation to 2020 target

1)	Radio Access Network market.
2)	Industry & Society customers (not traditional service providers).

Ericsson Annual Report on Form 20-F 2017

with a long term ambition to reach below 100 working capital days compared to 105 days December 31, 2017. Sharp discipline in both CAPEX and M&A activities as well as cost reductions are other major elements to drive positive free cash flow. The target is to generate positive free cash flow each year up until 2020, and beyond 2020 to generate strong positive free cash flow.

To support this we apply financial discipline with priority on profitability and return on capital over growth. As one of several measures to drive this change, we are introducing a value-based steering model in the 2018 short-term variable compensation program, which also takes cost of capital into account.

Key activities in 2017

During the year there was strong progress in strategy execution. A simplified company structure and organization, with clear accountability and strong governance, was put in place. There is good progress in the contract reviews in Managed Services and during the year 23 contracts were either exited, renegotiated or transformed. The portfolio review is well underway and during the year we divested our power module business while we explored strategic opportunities for the Media business. In January 2018 we concluded the strategic review of the Media business.

Cost reduction progress

We have a target of reducing cost with at least SEK 10 billion by mid 2018 compared to the baseline, second quarter 2017 runrate. As per December 31, 2017, we have executed an annual net saving runrate of SEK 6 billion.

50% of the SEK 10 billion cost reductions relate to service delivery costs. The headcount reduction in service delivery, amounted to 7,700 in 2017.

IT, indirect spend and supply represents some 30% of the 10 billion cost reduction target. The emphasis is on reduction of IT spend, indirect spend as well as real estate site footprint and facility management. In 2017, Ericsson identified a number of sites to be closed down.

The balance, or 20% of the SEK 10 billion cost program, relates to support functions. In this area, we have reduced the total G&A head count with 1,100 by year end 2017. For more details on progress, see Board of Directors’ report.

We have deliberately taken selling and R&D expenses out of the cost reduction scope to protect the business and to invest in technology leadership. There is also a clear separation between taking out structural costs through the cost reduction program, and rightsizing the organization for lower business volumes.

Restructuring charges for 2017 were SEK 8.5 billion, and in 2018 we expect restructuring charges of SEK 5–7 billion.

Implementing the targets

In the process to improve financial performance, all business areas are critical for success and all have clear focus areas. In Networks, focus is to expand gross margin by investing in R&D for technology and cost leadership. In Digital Services, focus is shifting to software-led solutions and on adjusting the cost base. In Managed Services, contract reviews are ongoing and investments in automation and artificial intelligence have started. Finally, a structured approach to technology and business innovations are expected to over time drive new growth in Emerging Business.

Adjusted gross margin1)

Illustrative reconciliation to 2020 target

1)	Reported gross income excluding restructuring charges (SEK –5.2 billion), write-down of assets (SEK –0.7 billion), total provisions and adjustments related to certain customer projects announced March 28 2017 (SEK –6.7 billion) and total provisions and adjustments related to certain market and customer projects announced in Q2 2017 (SEK –3.7 billion).
2)	Managed Services and Network Rollout.

Adjusted operating margin1)

Illustrative reconciliation to 2020 target

1)	Reported operating income excluding restructuring charges (SEK –8.5 billion), write-down of assets (SEK –17.8 billion), total gains/losses on sales of certain investments and operations (SEK 0.3 billion), total provisions and adjustments related to certain customer projects announced March 28 2017 (SEK –8.4 billion) and total provisions and adjustments related to certain market and customer projects announced in Q2 2017 (SEK –5.5 billion).

Ericsson Annual Report on Form 20-F 2017

A main driver in 5G development

Introduction

Previous generations of mobile networks addressed consumers predominantly for voice and SMS in 2G, web browsing in 3G, and higher-speed data and video streaming in 4G. The transition from 4G to 5G will serve both consumers and multiple industries. With global mobile data traffic expected to grow eight times by the end of 2023, there is a need for a more efficient technology, higher data rates and improved spectrum utilization. New applications such as 4K/8K video streaming, virtual and augmented reality and industrial use cases will also require higher bandwidth, greater capacity, security, and lower latency. Equipped with these capabilities, 5G will bring new opportunities for people, society, and businesses.

5G will create value in three main areas

Three areas of usage and applications drive 5G development:

1. Enhanced mobile broadband

Mobile broadband is the first case for 5G, addressing traffic growth demands and higher consumer experience needs. It also enables access to multimedia content such as 4K streaming on a mobile device or on-site live experiences. Fixed Wireless Access, as another use case example, can provide connectivity for households and Small Medium Enterprises (SMEs) using wireless technologies.

2. Massive machine-type communications

Realizing internet of things, enabling connectivity for millions of devices which typically transmit a low volume of non-delay-sensitive data (low bandwidth and not latency critical). Examples of use cases for massive machine-type communications are tracking of goods, fleet management and smart metering.

3. Critical machine-type communication

Ultra-reliable, resilient and instantaneous connectivity with stringent requirements on availability, latency and throughput. Examples of use cases are wireless control of industrial manufacturing and production processes, remote medical surgery and transportation safety.

What will 5G mean for Ericsson’s customers?

The introduction of 5G will enable new services, new ecosystems and new revenue streams. By addressing industry digitalization with 5G, we estimate that service providers can benefit from a market opportunity of approximately USD 600 billion globally in 2026. We anticipate that service providers will find the greatest opportunities in the manufacturing and energy/utilities sectors. Capturing this market potential requires investment in technology, as well as business development, go-to-market models, and organizational adaptation.

The availability of 5G

Ericsson has, together with our partners, been working on 5G technology for several years in the labs, and in 2017 we continued to take these technologies into advanced outdoor field trials. The 5G standardization has been accelerated and is planned to be finalized by mid-2018. The first commercial 5G networks and devices based on the 3GPP standards are expected in 2019, with major network deployments from 2020. Ericsson estimates the number of 5G subscriptions to reach one billion by the end of 2023.

Technology at the heart of 5G

Whereas 2G, 3G and 4G were primarily radio focused, 5G will represent an entire system with radio, a telecom core, and operations support systems (OSS) – all transformed to support new requirements. This process will involve new radio technologies, a virtualized cloud-based core, and end-to-end management and orchestration to facilitate automation and new concepts like network slicing. While the system in itself will not be standardized, many technology areas and interfaces will be standardized in different environments.

Ericsson’s 5G position

Ericsson is well positioned for 5G. By the end of 2017 we had 38 MoUs for 5G trials and collaborations. These early trials are key to developing leading technologies for the 5G standard as well as competitive product portfolios. In addition, we have announced three 5G deals, one in North America (Verizon) and two in Europe (Vodafone in the UK and Swisscom in Switzerland).

The ecosystem is essential to 5G. To better understand new use cases and support our customers, we are collaborating with 45 universities and institutes as well as 22 industry partners.

Ericsson is a main driver of industry standardization for 5G. As early as 2011, we started to lead the industry discussions around 5G, scoping out 5G services and requirements, and doing R&D in the area of the 5G technical concept. Our number of contributions to the standardization body 3GPP in 2016 was higher than any other company. Ericsson’s 5G technical contributions have been recognized with numerous 5G awards.

Already today we have an advanced 5G portfolio, enabling today’s networks to evolve smoothly to the next generation of networks.

Ericsson Annual Report on Form 20-F 2017

Financial ambition

1)	Excluding restructuring charges.

Ericsson Annual Report on Form 20-F 2017

Networks

Offering – main components

Networks’ solutions support all radio access technologies and we offer hardware, software and related services both for radio access and transport with a focus on service providers This encompasses all cellular generations offering best performance, low total cost of ownership, smooth evolution and a broad range of network capabilities (from Gigabit LTE to Massive IoT).

The product-related services comprise of design, tuning, network rollout and customer support.

Business model

The contracts are primarily based on a transactional approach, where Ericsson is developing, selling, licensing and delivering hardware, software and services that are purchased by customers for its specific functionality or capability. One example could be to build and install a 4G network for a service provider in a specific country or region. The Networks business also includes recurring revenue streams such as customer support and software revenues.

Market

Mobile connectivity, mobility and omnipresent connectivity are increasingly important for society, consumers and industries and mobile data traffic has grown exponentially.

However, the Networks business has been challenged in the recent years with a declining overall RAN market and market share. We expect the overall RAN market to continue to decline by –2% in 2018, –1% in 2019 and to increase slightly by 1 % in 2020. Today, Ericsson is one of the largest global suppliers of mobile telecom equipment.

Strategic priorities

The target for Networks in 2020 is to reach an operating margin of 15–17% (excluding restructuring charges) and net sales of SEK 128–134 billion. The expected market development for 2018 and 2019 as well as the contraction of the network rollout business, as we focus on our own products, will have a negative impact on sales.

Selective market expansion and sales growth supported by technology leadership are major long-term growth drivers. To drive gross margin improvements, we are investing in R&D for technology and cost leadership.

The cost leadership will support selected market share expansion in 4G, building a foundation for 5G expansion. The Ericsson Radio System (ERS), the radio platform launched in 2016, brings added capabilities and competitiveness as well as cost reductions including service delivery efficiency.

In 2017 61% of total radio deliveries were based on the ERS platform. The target is to reach 100% ERS deliveries before the end of 2018.

The business focus is to develop solutions based on modular and flexible platforms to offer our customers the lowest sustainable total cost of ownership, best network performance and a smooth evolution to 5G.

We also focus on reducing cost of sales in the service delivery and in the supply chain.

1)	Q3 2017, source: Dell’Oro.
2)	2017, source: Dell’Oro.
3)	Reported operating income excluding SEK –9.5 billion related to; restructuring charges, write-down of assets, gains on sales of certain investments and operations, provisions and adjustments related to certain customer projects announced March 28 2017, and provisions and adjustments related to certain market and customer projects announced in Q2 2017.

Ericsson Annual Report on Form 20-F 2017

Digital Services

Offering – main components

Ericsson provides solutions that realize our customers’ digital transformations. These solutions consist primarily of software and services in the areas of monetization and management systems (OSS/BSS), telecom core (packet core and communication services), cloud & NFV (Network Functions Virtualization) infrastructure, and application development and modernization.

Business model

Ericsson develops, sells, licenses and delivers software and services for specific functions or capabilities in our customers’ operations. The new strategic direction of Digital Services is to shift from a service-led to a software-led sales approach, supported by industrialized services capabilities. This is expected to change the sales mix towards a much higher portion of software content.

In addition, the segment will move to a higher share of recurring revenues. Going forward Ericsson believes that subscription based aaS (as a Service) delivered functions and capabilities will be the dominant model, especially for tier 2 and tier 3 service providers.

Market

The ongoing digitalization drives new opportunities for service providers. It gives possibilities to program 4G and 5G core networks for specific consumer and industry needs, to automate operations to become radically more efficient and to serve and engage with customers digitally. Consequently, service providers increasingly invest in the areas where Digital Services provide solutions.

We estimate the addressable market to grow between 1% and 4% CAGR 2017 to 2020 depending on network domain, software and hardware combined. The market for legacy products is declining while the market for virtualized and cloud based solutions is growing. There is also an ongoing shift from larger systems integration contracts, into a market where service providers instead are purchasing pre-integrated software suites.

Strategic priorities

Segment Digital Services reported significant negative results in 2017 mainly due to reduced legacy product sales, losses in large service-led transformation contracts, and asset write-downs. The latter partly as a consequence of the focused business strategy.

Top priority is to reduce the losses and turning the segment around to profitable business. This turnaround is executed in three steps: Stability – Profitability – Growth

The first step has been to get stability in the business, stability in product roadmaps and stability in key customer contracts. With increased stability in 2017, focus has expanded to improve profitability while the third step will be on sales growth.

The financial target for 2020 is to achieve a low single digit positive operating margin. Key for this is the execution of the previously mentioned strategy; to increase software sales and shift the portfolio from legacy products to new cloud-native products. Net sales in 2020 is estimated to be relatively stable compared to 2017, but gross margin is expected to benefit from a sales mix change where increased software sale offset the reduced services sales. In addition, focus is on improved operational efficiency through an industrialized and automated service delivery, and through strict governance and management of critical multi-year customer projects.

The long-term ambition for Digital Services is to become the telecom industry’s leading software provider by addressing the service providers’ needs for programmable networks, automated operations and digital engagements.

1)	PacketCore and IMS core (VoLTE) – Q3 2017.
2)	Reported operating income excluding SEK –18.1 billion related to; restructuring charges, write-down of assets, gains on sales of certain investments and operations, provisions and adjustments related to certain customer projects announced March 28 2017, and provisions and adjustments related to certain market and customer projects announced in Q2 2017.

Ericsson Annual Report on Form 20-F 2017

Managed Services

Offering – main components

Ericsson provides managed services and network optimization to service providers. Through these offerings, customers entrust us to run the operations of their network/IT systems and optimize network performance. Our main differentiators are our deep understanding of service provider processes and our tools for advanced automation.

Business model

In Managed Services, Ericsson assumes responsibility for areas within a customer’s network/IT operations for an agreed period, typically 3–7 years.

The managed services business model includes three phases – transition, transformation and optimization.

The transition phase is associated with lower profitability as it involves up-front costs when staff and expertise are transferred from the customer to Ericsson.

During the transformation phase, we introduce our global processes, methods and tools and implement a global delivery model.

In the final phase, optimization, we focus on optimization and industrialization by simplifying, implementing and consolidating resources, processes, methods and tools to allow for improved profitability.

Managed services contracts are frequently renewed. Furthermore, the nature of the manages services business gives a higher than Group average working capital turnover ratio, which gives Managed Services a higher return on investment than the other segments. We can also optimize customers’ networks for a shorter project duration, delivering increased network performance or increased performance of specific applications according to scope agreed with the customer.

Market

The main drivers for the managed services and network design and optimization business are the increasingly complex network and IT systems that service providers face; high demand for better customer experience, along with increased pressure to reduce costs. We expect the market to have a growth of 2–4% CAGR 2017–2020.

Strategic priorities

The target is to achieve a 4–6% operating margin and sales of SEK 20–22 billion in 2020. Contract profitability and managing risk is prioritized over growth. One important initiative undertaken to improve profitability is the contract review process. This involves 42 contracts (out of more than 300), which are unprofitable. These contracts will be either exited, renegotiated or transformed. In 2017, 23 contracts out of the 42 were completed, resulting in an annualized profit improvement of SEK 0.5 billion. Sales in 2020 are expected to decline compared to 2017 as a result of the contract review process. We expect the contract review process to be completed by 2019.

The main business focus will be to deliver high levels of operational performance combined with further cost efficiency through advanced automation and analytics, and to pursue new contracts with a broad service delivery scope.

1)	Reported operating income excluding SEK –3.2 billion related to; restructuring charges, write-down of assets, gains on sales of certain investments and operations, provisions and adjustments related to certain customer projects announced March 28 2017, and provisions and adjustments related to certain market and customer projects announced in Q2 2017.

Ericsson Annual Report on Form 20-F 2017

Other

Business models and offering

Segment Other consists of four businesses; Emerging Business, iconectiv, Media solutions and Red Bee Media (former Broadcast services).

In Emerging Business focus is to develop new partnership based services and to innovate new sources of revenues for the service providers and for the Group. Examples of innovation efforts, in which we are investing, are Internet of Things platforms (IoT) and Unified Delivery Network(UDN). Ericsson’s UDN is a global Content Delivery Network (G-CDN) that connects content providers all over the world with the service providers. First commercial deployments started in 2017, and customer contracts included NTT DOCOMO where UDN will enable NTT DOCOMO subscribers to access and enjoy a diverse range of high-quality content over the mobile network.

iconectiv provides interconnection solutions that include network and operations management, numbering, registry, security and identity, and messaging solutions. The iconectiv business offers services that enable service providers and enterprises to discover, route and interact with their customers in a secure manner. Media solutions include platforms for compression, software and hardware-based video processing and storage, content publishing via set-top box or pure OTT (Over the Top), content delivery and analytics.

Red Bee Media consists of technologyenabled services, where Ericsson handles the technical platform, operational and systems integration related services. The service is provided for broadcasters and content owners and the contracts are multi-year.

Strategic priorities

Total operating expenses invested in Emerging Business and iconectiv in 2017 was SEK 2.8 billion, almost a doubling compared to 2016. We see good traction with our UDN solutions with a strong pipeline of new customers and for IoT we continue to see strong customer interest in our Device Connection Platform, especially in automotive.

The targets for 2020 in segment Other include scaling the Emerging Business and iconectiv to SEK 3–5 billion in net sales and to achieve a break-even operating income. The key strategy is to run the businesses like in-house startups, business incubators, with clear financial targets and with regular review of business performance compared to target milestones.

The targets for 2020 exclude Media Solutions and Red Bee Media. In March 2017, Ericsson announced its focused business strategy. Consequently, the company decided to explore strategic opportunities for Media Solutions and Red Bee Media.

In January 2018 the strategic review of the Media business was concluded. 51% of Media Solutions will be divested to an external partner, while we will continue to develop Red Bee Media as an independent and focused in-house media service business.

1)	Reported operating income excluding SEK –9.0 billion related to; restructuring charges, write-down of assets, gains on sales of certain investments and operations, provisions and adjustments related to certain customer projects announced March 28 2017, and provisions and adjustments related to certain market and customer projects announced in Q2 2017.

Ericsson Annual Report on Form 20-F 2017

Business model

We create value to our stakeholders by providing industry-leading, high performing, sustainable and cost effective solutions to our customers. We have always driven our technology development with the intention to improve people's lives and contribute to the betterment of society, while at the same time providing shareholder value. We take active measures to ensure that we are a responsible and relevant driver of positive change.

External factors

- Technological development
- Market innovations
- End-user trends and behaviour
- Sustainable development
- Geopolitical conditions and macro environment
- Standardization
- Cooperations and partnerships
- Regulations

Our business and operations

Company purpose	Mission	Strategy	Wanted position sustainability and corporate responsibility	Core values	Group long-term (beyond 2020) financial targets
Innovating Technology for Good	Enabling the full value of connectivity for service providers	– Technology leadership – Product-led solutions – Global scale and skill	To be a responsible and relevant driver of positive change in society	– Respect – Professionalism – Perseverance	– Operating margin >12% – Strong free cash flow

Business area responsibility
Develop competitive global business solutions.

Market area responsibility
Sell and deliver customer solutions.

Market needs and customer demands
Networks
Digital Services
Managed Services
Develop
Sell
Deliver

Group function responsibility Provide an effective support platform, drive synergies, align ways of working and driving the corporate agenda.

Our key assets, a foundation for stakeholder value creation

Number of patents	Employees worldwide	R&D employees	Services professionals	Customers	Established relationship
45,000	100,700	23,600	55,000	in 180 countries	with world leading service providers

Key stakeholders and our focus

Customers
Enabling the full value of connectivity

Employees
Attract, develop and retain the best talent

Society
Responsible and relevant driver of positive change

Shareholders
Create shareholder value

Shareholder value, 2017

- Net sales SEK 201.3 billion
- Operating margin (%) negative
- Free cash flow SEK 5.1 billion

Dividend
SEK 3.3 billion

Total shareholder return 3%

Ericsson Annual Report on Form 20-F 2017

Letter from the Chairman

Dear shareholders

The year of 2017 was a year of change and execution, reflected in a determination to address financial performance and value creation. It started out with Börje Ekholm assuming the position as CEO. The Board is convinced that he will succeed in leading the Company to improved performance and profitability. He is also passionate about innovation and we believe that he will constantly drive Ericsson to remain at the forefront of technology.

Already in the first quarter of 2017, the Company presented a new focused business strategy and a new executive team. The Board, and the major shareholders, fully support the strategy, which creates a solid foundation for Ericsson to serve its customers, the service providers, in the best way, by supporting them in their value creation. We, as a Board, are fully committed and supportive to the Company’s long-term target of at least 12% operating margin.

The strategy implies simplifying the organization and restoring profitability, while at the same time investing in the business for technology and cost leadership. The Board believes that in addition to simplicity, stability and accountability, general good talent management, succession plans and performance based remuneration, are important contributors to improved performance. At the AGM 2017, the Board presented a new compensation package for senior management to reflect a closer link between company performance and shareholder value.

The three core values of respect, professionalism and perseverance remain a solid platform in times of change, reflecting a transparent and empowering culture. The Board invests considerable time on corporate governance, and how to conduct business responsibly. Ericsson faces the same challenges as other global companies in ensuring that it conducts its business in an ethical and compliant way. Since 2013 the Company has been voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act in multiple regions.

Ericsson has a zero-tolerance approach to corruption and during 2017 an external counsel, appointed by the Board, assessed the Group’s anti-corruption program, with suggestions on how to improve the program further. In 2017 the Company also established Regional Compliance Offices and Business Partner Review Boards in every market area and introduced an Ethics and Compliance vetting process that reviews ethics and compliance-related behavior of senior leaders. In order to retain the trust of its stakeholders, the Company and all its employees need to meet demanding financial, social and environmental standards.

For stakeholders in the capital market, including our shareholders, the capital structure is of high relevance. The Board continuously analyses and monitors the capital structure and carefully evaluates business plans and investments in R&D and other assets. We increased our focus on free cash flow during the year and the full-year number of SEK 5.1 billion mark a clear improvement over 2016. For the first time in five years, the full-year free cash flow exceeded the dividend payout. For the AGM, the Board proposal is a dividend of SEK 1.00 (1.00) for 2017. The Board expresses confidence in the ongoing profitability improvement actions, and has the ambition to increase the dividend over time as the financial performance improves.

The Company has a new ownership constellation, with Cevian Capital as one of its largest shareholders beside Investor and Industrivärden. After 2017 it is now natural for me to stand down, and to let the owners propose a new Chairman at the Annual General Meeting of shareholders 2018.

So after seven years, it is now time for me to hand over to my proposed successor Ronnie Leten, and I wish him and Ericsson all the best.

Leif Johansson

Chairman of the Board

Ericsson Annual Report on Form 20-F 2017

Board of Directors’ report

Reporting structure in 2017

The 2017 reporting structure is applied in this Board of Directors’ report with the following segments; Networks, Digital Services, Managed Services and Other.

Full-year highlights

•	Reported sales decreased by –10% to SEK 201.3 (222.6) billion with a decline in all segments. Sales adjusted for comparable units and currency declined also by –10%. IPR licensing revenues amounted to SEK 7.9 (10.0) billion.

•	Operating income declined to SEK –38.1 (6.3) billion, mainly due to write-down of assets as well as provisions and customer project adjustments.

•	Cash flow from operating activities was SEK 9.6 (14.0) billion. Free cash flow amounted to SEK 5.1 (0.3) billion. Net cash at year-end was SEK 34.7 (31.2) billion.

•	The Board of Directors proposes a dividend for 2017 of SEK 1.00 (1.00) per share to the AGM.

Business in 2017

In 2017, net sales decreased by –10% with a decline in all segments as described in more detail below. The sales decrease in Networks was mainly due to lower demand for radio access network equipment. The sales decrease in Digital services and Other was mainly due to lower sales of legacy products. The sales decline in Manages Services was mainly due to a renewed contract in North America in 2016 that was reduced in scope.

IPR licensing revenues were SEK 7.9 (10.0) billion.

In 2017 a focused business strategy was set and a new organizational structure was implemented. In addition, the company initiated a cost saving program with the target to reduce annual cost by SEK 10 billion by mid 2018. Together, this resulted in a write-down of assets of SEK –17.8 billion and restructuring charges of SEK –8.5 (–7.6) billion. When the focused business strategy was announced in March 2017, the company also identified risks related to certain market and customer projects. These provisions and adjustments amounted to SEK –8.4 billion in Q1 2017. In the Q2 2017 report, the company identified a risk of further market and customer project adjustments of SEK 3 – 5 billion The review of such risks was completed in the second half of the year and resulted in total provisions and customer project adjustments of SEK –5.5 billion

Due to technology and portfolio shifts, the company has reduced the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.9 (3.8) billion.

Ericsson Annual Report on Form 20-F 2017

Operating income was SEK –38.1 (6.3) billion.

Ericsson delivered a full-year cash flow from operating activities of SEK 9.6 (14.0) billion. Free cash flow amounted to SEK 5.1 (0.3) billion. Net cash at year end was SEK 34.7 (31.2) billion.

Financial highlights

Net sales

Reported sales decreased by SEK –21.3 billion or –10%, with a SEK –13.0 billion or –9% decrease in Networks, SEK –4.3 billion or –10% decrease in Digital Services, SEK –3.0 billion or –11% in Managed Services and SEK –1.0 billion or –11% in segment Other. The sales decrease in Networks was mainly due to lower demand for radio access network (RAN) equipment, which was estimated by an external source to decline by –8% for full-year 2017. The sales decrease in segments Digital Services and Other was mainly due to lower sales of legacy products. The sales decline in Managed Services was mainly due to a renewed contract in North America in 2016 that was reduced in scope.

IPR licensing revenues amounted to SEK 7.9 (10.0) billion. The revenues in 2016 were positively impacted by two signed contracts which included certain one-time items. The baseline for the current IPR licensing contract portfolio is approximately SEK 7 billion on an annual basis.

Sales adjusted for comparable units and currency decreased by –10%.

The sales mix by commodity was: software 21% (22%), hardware 34% (33%) and services 45% (45%).

Gross margin

Gross margin declined to 22.1% (29.8%) due to provisions and customer projects adjustments of SEK –10.4 billion, write-down of assets of SEK –0.7 billion and lower IPR licensing revenues at SEK 7.9 (10.0) billion. In addition, restructuring charges included in the gross margin increased to SEK –5.2 (–3.5) billion.

Due to technology and portfolio shifts, the company has reduced the capitalization of development expenses for software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on gross income of SEK –2.6 (–0.5) billion.

Operating expenses

Operating expenses increased to SEK –70.6 (–60.5) billion, mainly as a result of provisions and customer project adjustments of SEK –3.5 billion and write-down of assets of SEK –4.1 billion. In addition, operating expenses increased due to higher amortized than capitalized development expenses with a negative effect on operating expenses of SEK –0.3 (4.3) billion. Operating expenses included restructuring charges of SEK –3.3 (–4.1) billion of which the sale of the global ICT center in Montreal generated a restructuring charge of SEK –1.3 billion. Operating expenses, excluding write-down of assets, provisions and customer project adjustments as well as restructuring charges were SEK –59.7 (–56.4) billion.

Other operating income and expenses

Other operating income was SEK 1.2 (2.0) billion. In 2017, the power modules business was divested, which resulted in a gain of SEK 0.3 billion. Other operating expenses declined to SEK –13.3 (–1.6) billion negatively impacted by write-down of goodwill of SEK –13.0 billion.

As of 2017, the funding of foreign exchange forecast hedging is managed through foreign exchange loans (USD) instead of foreign exchange derivates. Therefore, revaluation and realization effects are included in financial expenses instead of other operating income and expenses. In 2016, the currency hedge contract effects impacted other operating income and expenses by SEK –0.9 billion.

Restructuring charges and cost savings

Restructuring charges amounted to SEK –8.5 (–7.6) billion. This was lower than the earlier estimate of SEK 9–10 billion. The restructuring charges mainly relate to cost savings. The target is to implement such savings with an annual run rate effect of at least SEK 10 billion by mid-2018. Approximately 30% of the cost savings are targeted at administrative expenses and 70% at cost of sales.

Total restructuring charges for 2018 are estimated to be SEK 5–7 billion.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts the company is reducing the capitalization of development expenses for product platforms and software releases and the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income.

Ericsson Annual Report on Form 20-F 2017

Impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK billion	2017	2016
Cost of sales	–2.6	–0.5
R&D expenses	–0.3	4.3
Total impact on operating income	–2.9	3.8

Operating income (loss)

Operating income (loss) decreased to SEK –38.1 (6.3) billion, mainly due to write-down of assets of SEK –17.8 billion, provisions and customer project adjustments of SEK –13.9 billion and lower sales.

In addition, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income of SEK –2.9 (3.8) billion.

Operating margin was –18.9% (2.8%).

Financial net

The financial net improved to SEK –1.2 (–2.3) billion, mainly due to lower negative effects of foreign exchange revaluation. Lower interest rates partly offset the improvement. New borrowings have been signed on more favorable terms and risk reduction, in both currency exchange and interest rates, has been improved in 2017.

The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK 0.5 billion. The SEK has strengthened against the USD between December 31, 2016 (SEK/USD rate 9.06) and December 31, 2017 (SEK/USD rate 8.20).

Taxes

Taxes were SEK 4.3 (–2.1) billion following the negative net income. The effective tax rate was 11%, negatively impacted by non-deductible expenses (mainly goodwill impairment), by revaluation of deferred tax assets due to the change in U.S. corporate income tax rate, and by an allowance related to certain Swedish tax assets.

Net income (loss) and EPS

Net income (loss) decreased to SEK –35.1 (1.9) billion, for the same reasons as for the decrease in operating income. EPS diluted was SEK –10.74 (0.52) and EPS (non-IFRS) was SEK –4.04 (2.66).

Employees

The number of employees on December 31, 2017 was 100,735, a net reduction of more than 10,000 employees in 2017.

Cash flow

Cash flow from operating activities was SEK 9.6 (14.0) billion. The decline was due to lower income and increased cash outlays related to restructuring charges. The cash flow was supported by a reduction of operating assets. Cash outlays related to restructuring charges were SEK –5.3 (–2.4) billion.

Cash flow from investing activities was impacted by investments and sale of property, plant and equipment with a net effect of SEK –2.9 (–5.6) billion. In addition, product development decreased by SEK –1.4 (–4.5) billion due to reduced capitalization of product platform development following technology shifts. The cash flow was supported by the sale of Power Modules and the ICT center in Montreal.

Cash flow from financing activities was positive at SEK 5.5 (–11.7) billion due to increased net borrowings of SEK 8.6 billion. Dividends of SEK 3.4 (12.3) billion were paid out.

The increased focus on free cash flow and release of working capital, in combination with low investing activities, resulted in a free cash flow of SEK 5.1 (0.3) billion. The more even distribution of cash flow over the year and the amount of free cash flow mark a clear improvement over 2016. For the first time in five years, the full-year free cash flow exceeded dividend payout.

Financial position

Gross cash increased to SEK 67.7 (57.9) billion and net cash increased to SEK 34.7 (31.2) billion. Post-employments benefits increased by SEK 1.3 billion due to decreased discount rates and normal service cost, offset by returns on pension assets.

The average maturity of long-term borrowings as of December 31, 2017, was 4.4 years, compared with 3.8 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility will expire in 2022. In 2017, Ericsson concluded the following financing activities to strengthen the balance sheet and extend the average debt maturity profile:

•	Issue of one EUR 500 million 4-year bond

•	Issue of one EUR 500 million 7-year bond

•	Repayment of one EUR 500 million bond at maturity date.

•	The company received a USD 200 million payment relating to Francisco Partners’ investments for a 16.7% ownership in Ericsson’s independent subsidiary iconectiv. Due to the structure of the investment, IFRS accounting standards stipulate that the main part of the USD 200 million should be treated as borrowings, non-current.

•	Ericsson raised USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from the Swedish Export Credit Corporation (SEK). The credit agreements mature in 2023 and 2025 respectively. Of these new funds, USD 98 million replaced a credit with NIB that was set to mature in 2019.

Ericsson Annual Report on Form 20-F 2017

In 2017, Standard & Poor’s downgraded Ericsson’s long-term rating from BBB with negative outlook to BB+ with stable outlook. Moody’s downgraded Ericsson’s long-term rating from Baa3 with negative outlook to Ba2 with negative outlook.

Intangible assets

The amount of intellectual property rights and other intangible assets amounted to SEK 32.0 (51.1) billion, including goodwill of SEK 27.8 (43.4) billion. The goodwill impairment testing was based on the new segments that became effective as per October 1, 2017 and resulted in a write-down of goodwill of SEK –13.0 billion triggered by the implementation of the focused business strategy and new organizational structure. For more information, see Note C3, “Segment reporting” and Note C10, “Intangible assets.”

Research and development, patents and licensing

In 2017, R&D expenses amounted to SEK 37.9 (31.6) billion. The increase is mainly due to higher amortized than capitalized development expenses with a negative effect of SEK –0.3 (4.3) billion and write-down of assets of SEK –2.5 billion. The number of R&D resources were 23,600. The number of patents continued to increase and amounted to approximately 45,000 by end of 2017.

Research and development, patents and licensing

	2017	2016	2015
Expenses (SEK billion)	37.9	31.6	34.8
As percent of Net sales	18.8%	14.2%	14.1%
Employees within R&D as of December 311)	23,600	24,100	23,700
Patents1)	45,000	42,000	39,000
IPR revenues, net (SEK billion)	7.9	10.0	14.4

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–26%	9%	–2%	23%
Share of annual sales	22%	24%	24%	29%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2017, capital expenditure was SEK 3.9 (6.1) billion, representing 1.9% of sales. Expendituares are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2017, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2013–2017

SEK billion	2017	2016	2015	2014	2013
Capital expenditures	3.9	6.1	8.3	5.3	4.5
Of which in Sweden	1.5	2.0	2.6	2.4	1.9
Share of annual sales	1.9%	2.8%	3.4%	2.3%	2.0%

Ericsson Annual Report on Form 20-F 2017

Business results – Segments

Networks

Networks represented 64% (63%) of net sales in 2017. The segment delivers products and services that are needed for mobile and fixed communication, several generations of radio networks and transmission networks.

Net sales

Sales as reported decreased by –9% YoY to SEK 128.0 (141.0) billion. Networks sales declined in all market areas except for North America, where sales grew slightly. The decrease was mainly due to lower operator investments in mobile broadband, both products and services. In addition, the IPR licensing business declined to SEK 6.5 (8.2) billion.

Sales adjusted for comparable units and currency decreased by –10%.

Gross margin

Gross income decreased to SEK 40.6 (47.1) billion and gross margin decreased to 31.7% (33.4%). The gross margin decrease was mainly due to provisions and customer project adjustments made in the year. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs, together amounting to SEK –1.5 (0.2) billion, also had a negative impact on gross margin. This is a consequence of technology and portfolio shifts. Gross margin was positively impacted by higher hardware margins.

Operating income

Operating income decreased to SEK 7.6 (17.6) billion due to lower sales with lower IPR licensing revenues, provisions and customer project adjustments, write-down of assets made in the year as well as increased operating expenses. The higher operating expenses are partly due to the strategic decision to increase investments in Networks’ R&D. Higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs together amounted to SEK –1.5 (1.0) billion. Write-down of intangible assets and goodwill amounted to SEK –0.4 billion. Restructuring charges were SEK –4.8 (–3.4) billion. Operating margin decreased to 6.0% (12.5%).

Digital Services

Digital Services represented 20% (20%) of net sales in 2017. The segment is providing solutions for operators’ digital transformation journeys across the support systems BSS and OSS, Telecom Core, and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud, and business processes.

Net sales

Sales as reported decreased by –10% to SEK 41.0 (45.3) billion, due to lower sales of legacy products and related services, primarily in OSS, BSS and Packet Core. IPR and licensing revenues declined to SEK 1.4 (1.8) billion.

Sales adjusted for comparable units and currency decreased by –9%.

Gross margin

Gross income declined to SEK 4.4 (16.1) billion and gross margin decreased to 10.6% (35.5%) . The gross margin decrease was mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, there was a negative impact from higher costs in ongoing large transformation projects and from reduced sales of legacy products including related services.

Operating income (loss)

Operating income (loss) declined to –27.7 (–6.7) billion, mainly due to write-down of assets as well as provisions and customer project adjustments. In addition, operating income was negatively impacted by lower gross margin and lower sales. Write-down of intangible assets and goodwill amounted to SEK –8.7 billion.

The full-year negative impact of higher amortized than capitalized development expenses was SEK –1.3 (2.1) billion. This was partly offset by cost reductions, impacting both R&D and selling and administrative expenses. Restructuring charges were SEK –2.5 (–3.2) billion. Operating margin declined to –67.5% (–14.7%).

Ericsson Annual Report on Form 20-F 2017

Managed Services

Managed Services represented 12% (12%) of net sales in 2017. The segment delivers managed services and network optimization to telecom operators. Through these offerings, customers entrust Ericsson to run the operations of their network/IT systems and optimize network performance.

Net sales

Sales as reported decreased by –11% to SEK 24.5 (27.5) billion, mainly a result of the earlier communicated rescoped Managed Services Networks contract in North America. In addition, sales were negatively impacted by completion of 23 contracts, out of the 42 identified to be exited, renegotiated or transformed. Sales in Managed Services IT showed good growth.

Sales adjusted for comparable units and currency decreased by –11%.

Gross margin

Gross income declined to SEK –1.8 (1.1) billion. Gross margin was –7.4% (3.9%), negatively affected by provisions and customer project adjustments as well as an asset write-down made in the year. In addition, gross margin was negatively impacted by lower sales and negative development in contracts identified to be exited, renegotiated or transformed.

Operating income (loss)

Operating income (loss) decreased to SEK –4.3 (–0.5 ) billion due to lower sales, reduced gross margin and increased operating expenses. Restructuring charges amounted to SEK –0.7 (–0.4 ) billion. Operating margin was –17.4% (–1.8%).

Other

Segment Other represented 4% (4%) of net sales in 2017. The segment consists of four businesses; Media solutions, Red Bee Media, Emerging business and iconectiv.

Net sales

Sales as reported decreased by –11% to SEK 7.9 (8.8) billion, due to lower sales in Media Solutions, w here sales of legacy products and related services declined. Red Bee Media sales declined by –8% YoY, due to renegotiations and scope changes of contracts. The decline was partly offset by growth in Emerging Business and iconectiv.

Sales adjusted for comparable units and currency decreased by –11%.

Gross margin

Gross income declined to SEK 1.4 (2.1) billion and gross margin decreased to 17.5% (24.1%). The gross margin decrease was mainly due to write-down of assets of SEK –0.4 billion. Gross margin excluding asset write-downs was stable YoY.

Operating income (loss)

Operating income (loss) declined to –13.8 (–4.1) billion, mainly due to write-down of intangible assets and goodwill of SEK –8.1 billion. Operating income (loss) excluding asset write-downs declined, mainly due to increased investments in Emerging Business, higher amortized than capitalized development expenses of SEK –0.1 (0.7) billion and lower sales. The decline was partly offset by cost reductions in both Media Solutions and Red Bee Media. Restructuring charges amounted to SEK –0.5 (–0.6 ) billion. Operating margin was –175.8% (–46.5%).

Ericsson Annual Report on Form 20-F 2017

Business results – Market areas

South East Asia, Oceania and India

Sales declined due to lower mobile broadband investments in Thailand, Indonesia and India. Growth in Digital Services was driven by growth in Australia, Singapore and Indonesia, mainly related to core network solutions.

North East Asia

Sales in Mainland China declined due to reduced LTE investments. Sales in Taiwan declined following a new network deployment for one operator in 2016. The markets in Korea and Japan stabilized and Ericsson increased its market share in Japan.

North America

North America sales declined due to a renegotiated large managed services contract with reduced scope. Networks sales increased slightly, driven by network expansions to cater for increased data traffic. Digital Services sales declined slightly.

Europe and Latin America

Sales declined, mainly due to timing of major projects in Mexico and termination of a large contract in Italy. In addition, capex constraints in mobile broadband in Europe impacted sales negatively, as operators focus investments in fixed infrastructure. The decline was partially offset by network modernizations in Brazil.

Middle East and Africa

Sales declined in a challenging macroeconomic environment with cautious investments in broadband. Digital Services sales declined slightly. Managed Services sales declined due to effects of completed contract reviews.

Other1)

Sales declined due to lower IPR licensing revenues and lower sales in Media Solutions, where sales of legacy products and related services declined. IPR licensing revenues amounted to SEK 7.9 (10.0) billion. IPR licensing revenues in 2016 were positively impacted by two signed contracts which included certain one-time items.

Sales per market area and segment 2017 and percent change from 2016

	Networks		Digital Services		Managed Services		Other		Total
SEK million	2017	Change	2017	Change	2017	Change	2017	Change	2017	Change
South East Asia, Oceania and India	22.5	–9%	4.9	9%	3.2	–5%	0.0	17%	30.6	–6%
North East Asia	16.0	–14%	5.7	–20%	1.8	18%	0.0	44%	23.5	–14%
North America	38.8	2%	7.5	–2%	3.3	–47%	0.1	26%	49.6	–5%
Europe and Latin America	29.2	–13%	14.1	–13%	12.6	0%	0.3	89%	56.2	–10%
Middle East and Africa	14.0	–16%	7.3	–1%	3.7	–7%	0.0	–52%	25.1	–11%
Other1)	7.4	–20%	1.5	–37%	—	—	7.4	–13%	16.4	–19%

Total	128.0	–9%	41.0	–10%	24.5	–11%	7.9	–11%	201.3	–10%

Share of total	64%		20%		12%		4%		100%

1)	Market Area “Other” includes licensing revenues, the majority of segment Other business and other businesses.

Ericsson Annual Report on Form 20-F 2017

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2017, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity.

Board of Directors

At the Annual General Meeting, held on March 29, 2017, Leif Johansson was re-elected Chairman of the Board and Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Sukhinder Singh Cassidy, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected members of the Board. Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik were elected new Board members and Ulf J. Johansson left the Board. As of March 29, 2017, Kjell-Åke Soting, Roger Svensson and Karin Åberg were appointed employee representatives by the unions, with Torbjörn Nyman, Anders Ripa and Loredana Roslund as deputies.

Management

Effective January 16, 2017, Börje Ekholm took office as new President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Team. During 2017 a number of changes were made to the composition of the Executive Team due to the implementation of a new business strategy and a simplified organizational structure.

Ericsson has a global management system (EGMS) to ensure that Ericsson’s business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The management system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2017, are reported in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the 2018 Annual General Meeting of shareholders resolve on the guidelines below for remuneration to Group Management for the period up to the 2019 Annual General Meeting. Compared to the guidelines resolved by the 2017 Annual General Meeting, it has been added that the mutual notice period can be increased to a maximum of 12 months on a case by case basis, with the condition that in all circumstances, fixed salary during the notice period plus any severance pay payable in total will not exceed an amount equivalent to the individual’s 24 months fixed salary.

Guidelines for Remuneration to Group Management

For Group Management consisting of the Executive Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits. The following guidelines apply for the remuneration of the Executive Team:

•	Variable compensation is in cash and stock-based programs, awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share price-related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The standard mutual notice period is no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

•	On a case to case basis, the mutual notice period can be increased to no more than 12 months in which case there will be a corresponding reduction in severance pay (where applicable). In all circumstances, fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

Long-term Variable Compensation Program 2017 (LTV 2017) for the Executive Team

The Company has operated a Long-Term Variable Compensation program (LTV) up until 2017, building on a common platform of investment in, and matching of, Ericsson shares. It has consisted of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program has been designed to encourage long-term value creation in alignment with shareholders’ interests. No Stock Purchase Plan was proposed for 2017. Instead the share-based Long-Term Variable Compensation Program 2017 (LTV 2017) for the Executive Team was introduced. LTV 2017 was approved by the Annual General Meeting of shareholders (“AGM”) 2017. Details of LTV 2017 are explained in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Material contracts

Material contractual obligations are outlined in Note C31, “Contractual obligations.” These were primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing.

Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Ericsson Annual Report on Form 20-F 2017

Risk management

Risks are defined in both a short-term and long-term perspective. They are related to long-term objectives as per the strategic direction as well as short-term objectives for next coming year. Risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. Ericsson’s risk management is based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•	Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools.

Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance and Common Functions.

•	Risks are dealt with during the strategy development and target setting, continuous monitoring through monthly and quarterly steering group meetings and during operational processes (customer projects, customer bid/contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

At least twice a year, in connection with the approval of strategy and targets, risks are reviewed by the Board of Directors.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Group Crisis Management Council deals with events of a serious nature.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes C2 “Critical accounting estimates and judgments,” C14 “Trade receivables and customer finance,” C19 “Interest-bearing liabilities,” C20 “Financial risk management and financial instruments” and the chapter Risk factors.

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Final configuration of products is largely done in-house. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 4 manufacturing sites in Brazil, China, Estonia and Sweden and 7 delivery centers across all continents.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

In general, Ericsson has alternative supply sources and seeks to avoid single source supply situations.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see the chapter Risk factors.

Sustainability and Corporate Responsibility

Sustainability and corporate responsibility (CR) are central to Ericsson’s core business and the Company’s commitment to the triple bottom line of responsible environmental performance and socio-economic development.

Ericsson’s ambition is to be a responsible and relevant driver of positive change in society. To do this, Ericsson is committed to creating business value while reducing risk for the Company and its stakeholders related to the environment, social and employee matters, human rights, and corruption. Ericsson’s approach to sustainability and corporate responsibility is integrated into Ericsson’s business operations. The sustainability and corporate responsibility performance is regularly measured, assessed and assured.

Ericsson has for the first time prepared and attached to this Annual Report a Sustainability Report in accordance with the Swedish Annual Accounts Act named the Sustainability Performance and Risk Report 2017. The Sustainability Performance and Risk Report 2017 contains information regarding the development, performance, position and impact of the Ericsson Group activities in this area, descriptions of Ericsson’s sustainability and corporate responsibility related policies, the outcome of these policies, the principal risks related to those matters linked to the Company’s operations, as well as a description on how Ericsson manages those risks. Non-financial key performance indicators are also presented. A brief description of Ericsson business model, which forms part of the Sustainability Performance and Risk report 2017 can be found on page 16 in the Annual Report.

Ericsson Annual Report on Form 20-F 2017

Legal proceedings

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking damages and an injunction. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is waiting for a final decision by the Delhi High Court. Ericsson has made numerous attempts to sign a license agreement with both Micro-max and Intex on Fair, Reasonable and Non- discriminatory (FRAND) terms and Ericsson and Micromax reached a settlement agreement in January 2018 resolving the patent infringement dispute between the parties.

In 2012 and 2013, Intellectual Ventures (“IV”) filed patent infringement lawsuits in the United States District Court for the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 16 U.S. Patents, seeking an injunction and monetary damages. IV subsequently filed another wave of lawsuits in the District of Delaware accusing a number of Ericsson’s U.S. customers of infringing 12 U.S. Patents, seeking monetary damages. Ericsson successfully invalidated a number of IV’s patents through inter partes review proceedings. Ericsson and its customers were also successful on a variety dispositive motions before trial in both cases. Ericsson anticipates that IV will appeal these rulings. During the third quarter of 2017 IV filed additional lawsuits in the Eastern District of Texas asserting patent infringement by Ericsson and a number of Ericsson’s U.S customers.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

Parent Company

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 5 (5) branch offices. In total, the Group has 80 (79) branch and representative offices.

Financial information

Loss after financial items was SEK –2.0 (15.6) billion. The Parent Company had no sales in 2017 or 2016 to subsidiaries, while 40% (43%) of total purchases of goods and services were from such companies.

Major changes in the Parent Company’s financial position for the year included:

•	Increased current and non-current receivables from subsidiaries of SEK 2.0 billion.

•	Increased gross cash of SEK 7.4 billion.

•	Increased current and non-current liabilities to subsidiaries of SEK 0.1 billion.

•	Increased impairment of investments in subsidiaries of SEK 9.0 billion.

•	Decreased dividend from subsidiaries of SEK 7.0 billion.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 50.3 (42.9) billion.

Share information

As of December 31, 2017, the total number of shares in issue was 3,334,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,072,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The largest shareholders of the Parent Company at year-end were Investor AB with approximately 22.18% of the votes (6.61% of the shares), AB Industrivärden with 15.14% of the votes (2.61% of the shares) and Cevian Capital with 4.38% of the votes (7.39% of the shares).

In accordance with the conditions of the Long-Term Variable Compensation Program (LTV) for Ericsson employees, 14,926,891 treasury shares were distributed to employees or sold in 2017. The quotient value of these shares was SEK 5.00, totaling SEK 74.6 million, representing approximately 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 101.1 million.

The holding of treasury stock at December 31, 2017 was 50,265,499 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 251 million, representing 1.5% of capital stock, and the purchase price amounts to SEK 365.1 million.

The Annual General Meeting (AGM) 2017 resolved to issue 3.0 million Class C shares for the Long-Term Variable Remuneration Program (LTV). In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 15.0 million, representing less than 1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 1.00 (1.00) per share be paid to shareholders duly registered on the record date of April 3, 2018, and that the Parent Company shall retain the remaining part of non-restricted equity.

The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 3,334,151,735
Amount to be retained by the Parent Company	SEK 36,243,787,145
Total non-restricted equity of the Parent Company	SEK 39,577,938,880

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 38.4% (49.6%) and a net cash amount of SEK 34.7 (31.2) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

Ericsson Annual Report on Form 20-F 2017

Events after the reporting period

Ericsson strengthens focus on innovation and makes changes to Executive Team

On January Jan 31 2018, Ericsson announced changes to the group structure and its Executive Team. A Business Area Emerging Business was created to increase focus on innovation and new business development. Effective April 1, 2018, Åsa Tamsons is appointed Senior Vice President and head of Business Area Emerging Business and member of Ericsson’s Executive Team. The new Business Area Emerging Business will be reported under Segment Other.

Business Area Digital Services is undergoing significant transformation to create a profitable and strong offering in this strategically important area. Ulf Ewaldsson has decided to step down from leading the unit, following the completion of its build up phase. Jan Karlsson, currently head of Solution Area BSS, will step in as acting head of Business Area Digital Services. Ulf Ewaldsson will take on a role as advisor to CEO Börje Ekholm.

The company is also simplifying its group function structure, from currently six functions to four. In light of the change in responsibilities Elaine Weidman-Grunewald has decided to leave the company to pursue other opportunities.

Ericsson concludes strategic review of Media Solutions and Red Bee Media

On January 31 2018, Ericsson concluded the review of strategic opportunities for its Media business – Media Solutions and Red Bee Media – which was initiated in conjunction with the announcement of the company’s focused business strategy on March 28, 2017. Ericsson has implemented substantial performance improvement programs while continuing to invest in the respective business. Both units have made significant progress during 2017. Outcome of the strategic review:

•	One Equity Partners new majority owner in Media Solutions, Ericsson will retain 49% of the shares

•	Media Solutions assets and staff to transfer to independent company upon closing, expected Q3 2018

•	Continued in-house development of Red Bee Media

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Ericsson Annual Report on Form 20-F 2017

Report of independent registered public accounting firm

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Telefonaktiebolaget LM Ericsson (publ) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control–Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

March 27, 2018

We have served as the Company’s auditor since at least 1993. We have not determined the specific year which we began serving as auditor of the Company.

Ericsson Annual Report on Form 20-F 2017

Consolidated financial statements

Consolidated income statement

January–December, SEK million	Notes	2017	2016	2015
Net sales	C3, C4	201,303	222,608	246,920
Cost of sales		–156,758	–156,243	–161,101

Gross income		44,545	66,365	85,819
Gross margin (%)		22.1%	29,8%	34.8%
Research and development expenses		–37,887	–31,635	–34,844
Selling and administrative expenses		–32,676	–28,866	–29,285

Operating expenses		–70,563	–60,501	–64,129
Other operating income	C6	1,154	1,987	1,568
Other operating expense	C6	–13,286	–1,583	–1,415
Share in earnings of joint ventures and associated companies	C3, C12	24	31	–38

Operating income (loss)	C3	–38,126	6,299	21,805
Financial income	C7	–361	–115	525
Financial expenses	C7	–843	–2,158	–2,458

Income after financial items		–39,330	4,026	19,872
Taxes	C8	4,267	–2,131	–6,199

Net income (loss)		–35,063	1,895	13,673
Net income (loss) attributable to:
Stockholders of the Parent Company		–35,206	1,716	13,549
Non-controlling interest		143	179	124
Other information
Average number of shares, basic (million)	C9	3,277	3,263	3,249
Earnings (loss) per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	–10.74	0.53	4.17
Earnings (loss) per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	–10.74	0.52	4.13

1)	Based on Net income (loss) attributable to stockholders of the Parent Company.

Ericsson Annual Report on Form 20-F 2017

Consolidated statement of comprehensive income (loss)

January–December, SEK million	2017	2016	2015
Net income (loss)	–35,063	1,895	13,673

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	970	–1,766	–2,026
Tax on items that will not be reclassified to profit or loss	–547	520	721
Items that may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains/losses arising during the period	68	–7	—
Reclassification adjustments on gains/losses included in profit or loss	5	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	99	–2	457
Changes in cumulative translation adjustments	–3,378	4,235	–604
Share of other comprehensive income of joint ventures and associated companies	—	–362	141
Tax on items that may be reclassified to profit or loss	–16	1	—

Total other comprehensive income (loss), net of tax	–2,799	2,619	–1,311

Total comprehensive income (loss)	–37,862	4,514	12,362
Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	–37,987	4,285	12,218
Non-controlling interests	125	229	144

Ericsson Annual Report on Form 20-F 2017

Consolidated balance sheet

December 31, SEK million	Notes	2017	2016
Assets
Non-current assets
Intangible assets	C10, C26
Capitalized development expenses		4,593	8,076
Goodwill		27,815	43,387
Intellectual property rights, brands and other intangible assets		4,148	7,747

Property, plant and equipment	C11,C26, C27	12,857	16,734
Financial assets
Equity in joint ventures and associated companies	C12	624	775
Other investments in shares and participations	C12	1,279	1,179
Customer finance, non-current	C12	2,178	2,128
Interest-bearing securities, non-current	C12, C20	25,105	7,586
Other financial assets, non-current	C12	5,897	4,442
Deferred tax assets	C8	21,228	15,522

		105,724	107,576
Current assets
Inventories	C13	24,960	30,307

Trade receivables	C14	63,210	68,117
Customer finance, current	C14	1,753	2,625
Other current receivables	C15	22,300	24,431
Interest-bearing securities, current	C20	6,713	13,325
Cash and cash equivalents	C25	35,884	36,966

		154,820	175,771

Total assets		260,544	283,347

Equity and liabilities
Equity
Stockholders’ equity	C16	99,540	139,817
Non-controlling interest in equity of subsidiaries		636	675

		100,176	140,492
Non-current liabilities
Post-employment benefits	C17	25,009	23,723
Provisions, non-current	C18	3,596	946
Deferred tax liabilities	C8	901	2,147
Borrowings, non-current	C19, C20	30,500	18,653
Other non-current liabilities		2,776	2,621

		62,782	48,090
Current liabilities
Provisions, current	C18	6,350	5,411
Borrowings, current	C19, C20	2,545	8,033
Trade payables	C22	26,321	25,318
Other current liabilities	C21	62,370	56,003

		97,586	94,765

Total equity and liabilities1)		260,544	283,347

1)	Of which interest-bearing liabilities SEK 33,045 (26,686) million.

Ericsson Annual Report on Form 20-F 2017

Consolidated statement of cash flows

January–December, SEK million	Notes	2017	2016	2015
Operating activities
Net income (loss)		–35,063	1,895	13,673
Adjustments to reconcile net income to cash	C25	18,583	6,112	10,611

		–16,480	8,007	24,284

Changes in operating net assets
Inventories		3,995	–613	–366
Customer finance, current and non-current		798	–950	824
Trade receivables		1,380	5,933	7,000
Trade payables		2,413	2,775	–2,676
Provisions and post-employment benefits		4,785	3,106	544
Other operating assets and liabilities, net		12,710	–4,248	–9,013

		26,081	6,003	–3,687

Cash flow from operating activities		9,601	14,010	20,597
Investing activities
Investments in property, plant and equipment	C11	–3,877	–6,129	–8,338
Sales of property, plant and equipment		1,016	482	1,301
Acquisitions of subsidiaries and other operations	C25, C26	–289	–984	–2,201
Divestments of subsidiaries and other operations	C25, C26	565	362	1
Product development	C10	–1,444	–4,483	–3,302
Other investing activities		–463	–3,004	–543
Interest-bearing securities		–11,578	5,473	5,095

Cash flow from investing activities		–16,070	–8,283	–7,987

Cash flow before financing activities		–6,469	5,727	12,610

Financing activities
Proceeds from issuance of borrowings		13,416	1,527	1,179
Repayment of borrowings		–4,830	–1,072	–1,336
Proceeds from stock issue		15	131	—
Sale/repurchase of own shares		83	–26	169
Dividends paid		–3,424	–12,263	–11,337
Other financing activities		218	–39	615

Cash flow from financing activities		5,478	–11,742	–10,710
Effect of exchange rate changes on cash		–91	2,757	–2,664

Net change in cash		–1,082	–3,258	–764
Cash and cash equivalents, beginning of period		36,966	40,224	40,988

Cash and cash equivalents, end of period	C25	35,884	36,966	40,224

Ericsson Annual Report on Form 20-F 2017

Consolidated statement of changes in equity

Equity and Other comprehensive income (loss) 2017

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity		Non- controlling interest	Total equity
January 1, 2017	16,657	24,731	98,429	139,817		675	140,492
Net income (loss)
Group	—	—	–35,227	–35,227		143	–35,084
Joint ventures and associated companies	—	—	21	21		—	21

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	956	956		14	970
Tax on items that will not be reclassified to profit or loss	—	—	–544	–544		–3	–547
Items that may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains (+)/Losses (–) arising during the period	—	—	68	68		—	68
Reclassification adjustments relating to available-for-sale financial assets disposed of in the year	—	—	5	5		—	5
Revaluation of other investments in shares and participations	—	—	99	99		—	99
Changes in cumulative translation adjustments	—	—	–3,349	–3,349	1)	–29	–3,378
Tax on items that may be reclassified to profit or loss	—	—	–16	–16		—	–16

Total other comprehensive income (loss), net of tax	—	—	–2,781	–2,781		–18	–2,799

Total comprehensive income (loss)	—	—	–37,987	–37,987		125	–37,862
Transactions with owners
Stock issue	15	—	—	15		—	15
Sale of own shares	—	—	98	98		—	98
Repurchase of own shares	—	—	–15	–15		–88	–103
Long-term variable compensation plans	—	—	885	885		—	885
Dividends paid	—	—	–3,273	–3,273	2)	–151	–3,424
Transactions with non-controlling interest	—	—	—	—		75	75

December 31, 2017	16,672	24,731	58,137	99,540		636	100,176

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK –2,484 million (SEK 2,355 million in 2016 and 1,592 million in 2015), and realized gain/losses net from sold/liquidated companies, SEK –24 million (SEK –90 million in 2016 and SEK –3 million in 2015).
2)	Dividends paid per share amounted to SEK 1.00 (SEK 3.70 in 2016 and SEK 3.40 in 2015).

Ericsson Annual Report on Form 20-F 2017

Equity and Other comprehensive income 2016

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non- controlling interest	Total equity
January 1, 2016	16,526	24,731	105,268	146,525	841	147,366
Net income
Group	—	—	1,690	1,690	179	1,869
Joint ventures and associated companies	—	—	26	26	—	26

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–1,770	–1,770	4	–1,766
Tax on items that will not be reclassified to profit or loss	—	—	521	521	–1	520
Items that may be reclassified to profit or loss
Available-for-sale interest-bearing securities
Gains (+)/Losses (–) arising during the period	—	—	–7	–7	—	–7
Revaluation of other investments in shares and participations	—	—	–2	–2	—	–2
Changes in cumulative translation adjustments
Group	—	—	4,188	4,188	47	4,235
Joint ventures and associated companies	—	—	–362	–362	—	–362
Tax on items that may be reclassified to profit or loss	—	—	1	1	—	1

Total other comprehensive income, net of tax	—	—	2,569	2,569	50	2,619

Total comprehensive income	—	—	4,285	4,285	229	4,514
Transactions with owners
Stock issue	131	—	—	131	—	131
Sale of own shares	—	—	105	105	—	105
Repurchase of own shares	—	—	–131	–131	–190	–321
Long-term variable compensation plans	—	—	957	957	—	957
Dividends paid	—	—	–12,058	–12,058	–205	–12,263
Transactions with non-controlling interest	—	—	3	3	—	3

December 31, 2016	16,657	24,731	98,429	139,817	675	140,492

Ericsson Annual Report on Form 20-F 2017

Equity and Other comprehensive income 2015

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stockholders’ equity	Non- controlling interest	Total equity
January 1, 2015	16,526	24,731	103,049	144,306	1,003	145,309
Net income
Group	—	—	13,587	13,587	124	13,711
Joint ventures and associated companies	—	—	–38	–38	—	–38

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits	—	—	–2,033	–2,033	7	–2,026
Tax on items that will not be reclassified to profit or loss	—	—	722	722	–1	721
Items that may be reclassified to profit or loss
Revaluation of other investments in shares and participations	—	—	457	457	—	457
Changes in cumulative translation adjustments
Group	—	—	–618	–618	14	–604
Joint ventures and associated companies	—	—	141	141	—	141

Total other comprehensive income, net of tax	—	—	–1,331	–1,331	20	–1,311

Total comprehensive income	—	—	12,218	12,218	144	12,362
Transactions with owners
Sale/repurchase of own shares	—	—	169	169	—	169
Long-term variable compensation plans	—	—	865	865	—	865
Dividends paid	—	—	–11,033	–11,033	–304	–11,337
Transactions with non-controlling interest	—	—	—	—	–2	–2

December 31, 2015	16,526	24,731	105,268	146,525	841	147,366

Ericsson Annual Report on Form 20-F 2017

Notes to the consolidated financial statements

C1    Significant accounting policies

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2017, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2017). There is no difference between IFRS effective as per December 31, 2017, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

For information on “New standards and interpretations not yet adopted,” refer to the end of this Note.

The financial statements were approved by the Board of Directors on February 23, 2018. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

Amendments applied as from January 1, 2017

There have not been any significant amendments of IFRS concerning the Company during 2017.

IAS 7 “Statement of Cash Flows” is amended in relation to disclosure about changes in liabilities arising from financing activities. A new table is presented in Note C25, “Statement of Cash flows.”

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years while for the consolidated balance sheet financial information with related notes is presented with only one comparison year.

Basis of consolidation and composition of the Group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Taxes,” in the income statement.

Ericsson Annual Report on Form 20-F 2017

Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture and associated company is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in Other comprehensive income under the hedge accounting practices as described below.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in OCI.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

Period income and expenses for each income statement are translated at period average exchange rates.

All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and support solutions. Products, both hardware and software as well as services, are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information,” the Company’s products and services are disclosed in more detail as per operating segment.

The Company’s products and services are generally sold under delivery-type or multi-year recurring services contracts. The delivery type contracts often contain content from more than one segment.

Accounting treatment

Sales are based on fair values of consideration received and recorded net of value added taxes, goods returned and estimated trade discounts. Revenue is recognized when risks and rewards have been transferred to the customer, with reference to all significant contractual terms, when:

•	The product or service has been delivered

•	The revenue amount is fixed or determinable

•	The customer has received and activation has been made of separately sold software

•	Collection is reasonably assured

Estimations of contractual performance criteria impact the timing and amounts of revenue recognized and may therefore defer revenue recognition until the performance criteria are met. The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

Allocation and/or timing criteria specific to each type of contract are:

•	Delivery-type contracts – These contracts relate to delivery, installation, integration of products and provision of related services, normally under multiple elements contracts. Under multiple elements contracts, accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values.

•	Contracts for services – These relate to multi-year service contracts such as support- and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period.

•	Contracts generating license fees from third-parties for the use of the Company’s intellectual property rights – License fees are measured based on the substance of the contract. Examples are a percentage of sales or currency amount per unit and recognized over the license period or at a single point of time when no obligations remain. The amount of consideration shall also be reasonably certain. Networks and Digital services have contracts that relate to this type of arrangement.

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

In Note C2, “Critical accounting estimates and judgments,” a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Ericsson Annual Report on Form 20-F 2017

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss either are designated as such at initial recognition or are financial assets held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term.

Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables, including those that relate to customer financing, are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customers as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectability of the receivables is assessed for purposes of initial revenue recognition.

Available-for-sale financial assets

Investments in liquid bonds with low credit risk which are not held for trading are classified as available-for-sale. If the maturity is longer than one year the bonds are included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year are included in Interest-bearing securities, current. Unrealized gains and losses are recognized in OCI. When these securities are derecognized, the accumulated fair value adjustments will be included in financial income.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in OCI. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously recognized in OCI are included in the income statement.

Impairment in relation to financial assets

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as evidence that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

An assessment of impairment of receivables is performed when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within selling expenses. When a trade receivable is finally established as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to selling expenses in the income statement.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Fair value hedging and fair value hedge accounting

The purpose of fair value hedges is to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g., STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/ spread is not hedged. The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/debt is converted into a floating-rate debt in accordance with the policy.

Ericsson Annual Report on Form 20-F 2017

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, when hedge accounting is applied. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the remaining period to maturity.

When applying fair value hedge accounting, derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value.

At the inception of the hedge, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial risk management and financial instruments.” Movements in the hedging reserve in OCI are shown in Note C16, “Equity and other comprehensive income.” The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

•	The best estimate of the net expenditure comprising future fees and cash flows from subrogation rights.

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination.

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs of disposal. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after-tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. An impairment loss in respect of goodwill is not reversed. Write-downs of goodwill are reported under other operating expenses.

Additional disclosure is required in relation to goodwill impairment testing: see Note C2, “Critical accounting estimates and judgments” below and Note C10, “Intangible assets.”

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. Tests are performed as for goodwill, see above. However, intangible assets not yet available for use are tested annually.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Property, plant, and equipment

Property, plant, and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process and advance payment. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecognizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill, see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

Ericsson Annual Report on Form 20-F 2017

Leasing

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period must not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles.

Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Provisions and contingent liabilities

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated.

When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to restructuring, customer and supplier related provisions, warranty commitments and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations and customer finance guarantees .

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation. Project related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. For losses on customer contracts, a provision equal to the total estimated loss is recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract loss estimates include any probable penalties to a customer under a loss contract.

Other provisions include provisions for unresolved tax issues, litigations, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note C24, “Contingent liabilities.” In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality

Ericsson Annual Report on Form 20-F 2017

corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to employees, including key management personnel and the Board of Directors and could be settled either in shares or cash.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans. The conditions under a program shall be considered as prescribed in IFRS 2.

The share-based programs are as of 2017 both share – and cash settled but as from 2017 granted plans are, except for plans for the Executive team, cash settled.

Share settled plans

Compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the grant date, as well as considering performance – and market conditions. Examples of performance conditions could be revenue and profit targets while market conditions relates to the development of the Parent Company´s share price.

The amount charged to the income statement for these plans is reversed in equity each time of the income statement charge. The reason for this IFRS accounting principle is that compensation cost for a share settled program is a cost with no direct cash flow impact. All plans have service conditions and some of them have performance or market conditions. For further detailed information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Cash settled plans

The total compensation expense for a cash settled plan is equal to the payments made to the employees at the date of end of the service period. The fair value of the synthetic shares, being the cash equivalents of shares, is therefore reassessed and amended during the service period. Otherwise the accounting is similar to a share settled plan.

For further detailed information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors (a synthetic share program). The program gives non-employee Directors elected by the General Meeting of shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.” The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the Chief Executive Officer is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

For further information, see Note C3, “Segment information.”

Accounting Policy – New standards and interpretations

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2017 and have not been applied in preparing these consolidated financial statements. Below is a list of applicable standards/interpretations that have been issued and are effective for periods as described per standard.

IFRS 9, “Financial instruments” is effective from January 1, 2018. The complete version of IFRS 9 replaces most of the guidance in IAS 39, which had been applied in the current reporting period ended December 31, 2017.

IFRS 15, “Revenue from Customer Contracts” is effective from January 1, 2018. This new standard replaces guidance in IAS 18 and IAS 11, which had been applied in the current reporting period ended December 31, 2017.

IFRS 16, “Leases” is effective from January 1, 2019. This new standard replaces guidance in IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27.

The following table illustrates the impact of the implementation of IFRS 9 and IFRS 15 on equity and other balance sheet items at the transition date of January 1, 2018. IFRS 15 will be applied on a full retrospective basis which means that the comparative financial statements will be restated. IFRS 9 will be applied at January 1, 2018 which means that the opening balances at January 1, 2018 will be adjusted, but the previous periods will not be restated.

Ericsson Annual Report on Form 20-F 2017

Estimated impact of IFRS 9 and IFRS 15 on Balance sheet items

			Restated		Adjusted
	As reported	IFRS 15	balance	IFRS 9	balance at
	31.12. 2017	restatement	31.12. 2017	adjustment	1.1.2018
Assets
Non-current assets
Deferred tax assets	21,228	735	21,963	407	22,370
Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	–15,105	48,105	–1,240	46,865

Equity and liabilities
Equity	100,176	–2,605	97,571	–1,401	96,170
Non-current liabilities
Borrowings, non-current	30,500	—	30,500	568	31,068
Current liabilities
Contract liabilities	—	22,121	22,121	—	22,121

Other current liabilities	62,370	–20,179	42,191	—	42,191

IFRS 9 – Financial instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 updates the classification, measurement and impairment of financial assets as well as provides new requirements for hedge accounting. The Company will apply IFRS 9 retrospectively on the required effective date, January 1, 2018, and will not restate comparative information. The transition to IFRS 9 is estimated to reduce equity by SEK 1.4 billion on January 1, 2018. The main impact from adopting IFRS 9 will be that impairment losses for trade receivables and contract assets will be calculated based on lifetime expected credit losses (ECL) instead of objective evidence that the Company will not be able to collect, as under the previous standards. This does not represent a change in expected cash flows collected by the Company. Rather, this represents a change in the timing of the recognition of losses, which in most cases is earlier under IFRS 9 compared to the previous standards. At transition, the loss allowance for trade receivables is estimated to increase by SEK 1.2 billion. The other changes from implementing IFRS 9 are described below.

•	Investments in liquid bonds with low credit risk which are not held for trading were classified as available-for-sale under the previous standards.

These instruments are held in a portfolio managed on a fair value basis and will therefore be classified fair value through profit or loss (FVTPL). There will be no change in the valuation of these assets.

•	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets. Therefore, trade receivables will be classified as fair value through other comprehensive income (FVOCI).

•	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets. Therefore, customer finance will be classified FVTPL. There will be no change in the carrying value of these assets at transition.

•	Investments in equity instruments, which were classified as available-for-sale under previous standards, will be classified as FVTPL with no impact on carrying value.

•	Notes, bonds, and loans issued by the Parent Company are managed on a fair value basis and will therefore be designated as FVTPL with changes in fair value due to changes in credit risk realized in OCI. As a result, the carrying value of borrowings is estimated to increase by SEK 0.6 billion. Fair value hedge accounting will not be applied to any borrowings as from 2018.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The Company will adopt the full retrospective method for transition which requires restatement of prior year comparatives and adjustment to equity in the earliest presented comparative period, i.e. January 1, 2016 (‘initial application date’).

The Company has completed its assessment of the impact of IFRS 15 to its financial statements for all relevant comparative periods. Additional processes were implemented as part of the quantification exercise to accurately identify material transition impact, thus enabling it to be disclosed as part of the financial reporting process.

The impact of IFRS 15 is estimated to be a net reduction to equity at transition date, January 1, 2018, of SEK 2.6 billion.

The main impacted areas are described below.

Discount in a contract

The definition of a contract in IFRS 15 is stricter than standards effective prior to 2018 (previous standards) in that a contract exists only when enforceable rights and obligations are present. The majority of the Company’s business is conducted via frame agreements. Typically, a customer purchase order, together with a frame agreement, creates a firm enforceable commitment. The stricter definition of a contract affects how discounts are accounted for, as discounts shall be applied over the value and duration of a contract.

Under the previous standards, the Company considers a broader interpretation of a contract from which it reasonably expects to derive benefit. For a business covered by frame agreement this may result in a longer timeframe for recognition of related discounts as future expected purchases are included in the assessment. The impact of IFRS 15 is that these discounts shall be recognized as a reduction in revenue earlier.

Customized solution contract

Under IFRS 15 revenue for customized solution contracts shall be recognized over time if certain criteria are met. These contracts relate to the construction of assets specifically customized for the customer and with no alternative use to the Company. IFRS 15 also requires the Company to have enforceable right to payment for performance completed to date.

The Company recognized revenue under previous standards over the duration of these contracts based on defined delivery milestones. No significant changes are expected in the method of measuring progress of completion over the duration of the contract. However, the additional requirement under IFRS 15 will ensure that revenue is recognized for performance completed to date based on enforceable right to payment that exists at that point. The Company has identified ongoing contracts where revenue will be deferred as the performance completed to date is restricted under IFRS 15 to enforceable billing rights under the contracts.

Ericsson Annual Report on Form 20-F 2017

Transfer of control for equipment

Under IFRS 15, revenue shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sale, transfer of control is usually deemed to occur when equipment arrives at the customer site and for software sale, when the licences are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control.

The accounting treatment under previous standards focused on a risk and reward assessment. The Company has identified contracts where the transfer of control under IFRS 15 differs from the previous risk and reward assessment. The resulting impact is a delay in revenue recognition on these contracts. Under previous standards revenue is recognized on these contracts when risk of the equipment are transferred at handover points, but the definition of transfer of control in IFRS 15 means that other factors such as billing right and physical possession together indicate that transfer of control occurs at a later point.

Presentation of contract related balances

The new requirement for classification and presentation of contract related balances under IFRS 15 will result in a separate presentation of the contract asset and contract liability balances. At transition date, contract asset balance, estimated to be SEK 13.1 billion, will be presented separately within current assets. Under previous standards these balances have been included within trade receivables as the accounting policy (see Note C1) for 2017 states that trade receivables include amounts where risks and rewards have been transferred to the customer but not yet invoiced. Under IFRS 15, these balances will be presented as contract assets since the Company concluded that they relate to contract assets that are conditional on terms other than only the passage of time.

At transition date, contract liability balance, estimated to be SEK 22.1 billion, will be presented separately within current liabilities. Under previous standards these balances have been disclosed as deferred revenue within other current liabilities, and the Company concluded that they meet the definition of contract liability under IFRS 15.

The Company has considered the key areas impacted above and implemented the significant changes to the accounting principles, internal processes and internal controls framework to reflect the new revenue recognition model from January 1, 2018.

The Company expects to use a number of estimates and judgments in determining the amount and timing of revenue under IFRS 15, particularly when determining the transaction price and its allocation to performance obligations identified under the contract. Transaction price may consist of variable elements such as performance related price and contract penalties that are estimated at the commencement of the contract (and periodically thereafter). Judgment is used in the estimation process based on historical experience with the type of business and customer.

IFRS 15 also requires revenue to be allocated to each performance obligations by reference to their standalone selling prices. The Company considers that an adjusted market assessment approach should be used to estimate stand-alone selling prices for its products and services for the purposes of allocating transaction price.

As the Company will adopt the full retrospective method for IFRS 15 implementation, the impacts on equity (at initial application date of January 1, 2016) and on the income statement (for years 2016 and 2017) are presented in the tables below.

Estimated impact of IFRS 15 on Equity

	As reported	Impact of IFRS 15	Restated
December 31, 2015	147,366	–4,353	143,013
December 31, 2016	140,492	–5,235	135,257

Estimated impact of IFRS 15 on Income statement items

	As reported	Impact of IFRS 15	Restated
2017
Net sales	201,303	4,075	205,378
Cost of sales	–156,758	–703	–157,461
Gross income	44,545	3,372	47,917
Operating income (loss)	–38,126	3,372	–34,754
Taxes	4,267	–742	3,525
Net income (loss)	–35,063	2,630	–32,433

2016
Net sales	222,608	–2,292	220,316
Cost of sales	–156,243	1,160	–155,083
Gross income	66,365	–1,132	65,233
Operating income	6,299	–1,132	5,167
Taxes	–2,131	249	–1,882
Net income	1,895	–883	1,012

IFRS 16 – Leases

In January 2016, IASB issued a new lease standard, IFRS 16, that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right. The accounting for lessors will be based on the same classification as under IAS 17, operating or finance leasing. The definition of a lease is amended. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will apply the new standard as from January 1, 2019. The initial assessment indicates that the main impact on the balance sheet is expected, where the Company is the lessee, primarily in contracts for real estate and vehicles. The Company plans to apply a modified transition method. The impact on the financial statements is not yet defined. In Note C27, “Leasing,” disclosure is given about future lease payments.

Ericsson Annual Report on Form 20-F 2017

C2	Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Examples of this could occur at change of strategy or restructuring. Judgments for accounting policies to be applied as well as estimates may also be impacted due to this. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

When estimating total contract revenue and cost examples of factors to consider are customer volumes in relation to discounts, the Company’s performance in relation to the customer contracts and loss provisions. As disclosed in Note C3 “Segment information” there is no customer for which revenues exceeds 10% of the Company’s total revenue. It is, however, also disclosed that most of the sales are derived from large, multi-year agreements with a limited number of significant customers. See also comment about change in accounting estimates for customer contracts under Provisions below.

For further discussion on revenue recognition, see Note C1, “Significant accounting policies” and Note C4, “Net sales.”

Judgments made in relation to accounting policies applied

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, conformance with acceptance criteria and if transfer of risks and rewards to the buyer have taken place to determine if revenue and costs should be recognized in the current period, degree of completion and the customer credit standing to assess whether payment is likely or not to justify revenue recognition.

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2017, were SEK 3.6 (1.7) billion or 5.1% (2.2%) of gross trade and customer finance receivables. For further detailed information, see Note C14, “Trade receivables and customer finance.” Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2017, amounted to SEK 2.4 (2.4) billion or 9% (7%) of gross inventory. For further detailed information, see Note C13, “Inventories.”

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes.”

At December 31, 2017, the value of deferred tax assets amounted to SEK 21.2 (15.5) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income, value added and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, in addition goodwill impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. As disclosed in note C10, “Intangible assets” impairment has been recognized due to significant changes during 2017 in the accounting estimates for future cash flows. Write-downs for intangible assets and goodwill amounted to SEK 17.2 billion for 2017.

At December 31, 2017, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 32.0 (51.1) billion, including goodwill of SEK 27.8 (43.4) billion.

For further discussion on goodwill, see Note C1, “Significant accounting policies”. Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. For more information, see Note C10, “Intangible assets.”

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Key sources of estimation uncertainty

Provisions are mainly related to estimates for restructuring program execution and additional costs and settlements in relation to customers and suppliers. Other sources for estimation uncertainty are patent and other litigations as well as for unresolved income tax and value added tax issues. As commented above in the initial part of this note the amounts may come to differ due future reassessments and outcomes. As disclosed in note C18, “Provisions” provisions have been recognized due to significant changes during 2017 in the accounting estimates for customer contracts resulting in identification of onerous contracts.

At December 31, 2017, provisions amounted to SEK 9.9 (6.4) billion. For further detailed information, see Note C18, “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Ericsson Annual Report on Form 20-F 2017

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies applied

As disclosed under Note C1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. The impact of applying an alternative discount rate based on Swedish covered bonds is disclosed in Note C17, “Post-employment benefits.” At December 31, 2017, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 87.6 (87.2) billion and fair value of plan assets to SEK 64.9 (64.5) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits.”

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company, see further disclosure in Note C20, “Financial risk management and financial instruments,” under Foreign exchange risk.

C3	Segment information

Operating segments from October 1, 2017

When determining Ericsson’s operating segments, consideration has been given to the financial reporting reviewed by the Chief Operating Decision Maker (CODM). Markets and what type of customers the products and services aim to attract has been considered, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, four operating segments are reported;

•	Networks

•	Digital Services

•	Managed Services

•	Other (includes Emerging Business, iconectiv, Media Solutions and Red Bee Media).

Segment Networks includes mobile radio access networks, transport solutions and site solutions, as well as related services such as network rollout, network tuning and customer support. 82% of the IPR licensing revenues are reported as part of segment Networks.

Segment Digital Services includes products and services for service providers in the areas of OSS & BSS, Packet Core, Communication Services, NFV and Cloud Infrastructure. It also includes ADM and consulting services. 18% of the IPR licensing revenues are reported as part of segment Digital Services.

Segment Managed services covers vendor agnostic services to manage service providers networks and includes networks managed services, IT managed services and network design and optimization.

Segment Other includes Emerging Business, iconectiv, Media Solutions and Red Bee Media. Emerging business are investment areas to support service providers in finding new revenues streams, examples being connectivity services and platforms for Internet of Things. Iconectiv is an interconnection solution for service providers and enterprises coming from the former Telcordia business. In both Media Solution and Red Bee Media, Ericsson is exploring strategic opportunities.

Market areas

The market areas are the Company’s primary sales channel with the responsibility to sell and deliver customer solutions.

The Company operates worldwide and reports its operations divided into five geographical market areas:

•	Europe and Latin America

•	Middle East and Africa

•	North America

•	North East Asia

•	South East Asia, Oceania and India.

In addition, licensing revenues and the majority of segment Other are externally reported as market area Other.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2017, 2016 or 2015.

Ericsson derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500, mainly consisting of network operators, the 10 largest customers accounted for 45% (46%) of net sales. The largest customer accounted for approximately 7% (7%) of sales in 2017.

For more information, see Risk Factors, “Market, Technology and Business Risks.”

Previous segment structure, between January 1, 2017 and September 30, 2017

During this period, there were three operating segments: Networks, IT & Cloud and Media/Other. As from Oct 1, 2017, the segment structure as described above (Networks, Digital Services, Managed Services, Other) was introduced. Financials for the period between January 1 and September 30, 2017, has been restated to the present segment structure.

Segment Networks. Products and services with a focus on evolving and managing our customers’ telecom networks. The portfolio of radio networks and backhaul solutions are based on industry standards and can also be industrialized and adjusted to meet the demands of other industry verticals as utilities, transport and public safety. In addition, Ericsson services capabilities address operator demand in an increasingly complex network environment.

Segment IT & Cloud. Products and services providing solutions for our customers’ digital transformation journeys across the Support Systems, Telecom core and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud and business processes.

Segment Media/Other. Products and services that enable content owners, broadcasters, TV service providers and network operators to efficiently deliver, manage and monetize new TV experiences.

Ericsson Annual Report on Form 20-F 2017

Operating segments 2017

	Networks	Digital Services	Managed Services	Other	Total Segments	Unallocated	Group
Segment sales	127,966	40,981	24,494	7,862	201,303	—	201,303

Net sales	127,966	40,981	24,494	7,862	201,303	—	201,303
Gross income	40,622	4,361	–1,816	1,378	44,545	—	44,545
Gross margin (%)	32%	11%	–7%	18%	22%		22%
Operating income (loss)	7,644	–27,672	–4,274	–13,824	–38,126	—	–38,126
Operating margin (%)	6%	–68%	–17%	–176%	–19%	—	–19%
Financial income							–361
Financial expenses							–843

Income after financial items							–39,330
Taxes							4,267

Net income (loss)							–35,063

Other segment items
Share in earnings of JV and associated companies	22	8	–6	—	24	—	24
Amortization	–1,104	–2,465	–14	–765	–4,348	—	–4,348
Depreciation	–1,883	–1,268	–193	–759	–4,103	—	–4,103
Impairment losses	–1,413	–9,349	–108	–8,571	–19,441	—	–19,441
Restructuring expenses	–4,828	–2,513	–675	–485	–8,501	—	–8,501
Gains/losses on sale of investments and operations	316	–56	1	–67	194	—	194

Operating segments 2016

	Networks	Digital Services	Managed Services	Other	Total Segments	Unallocated	Group
Segment sales	140,984	45,298	27,501	8,825	222,608	—	222,608

Net sales	140,984	45,298	27,501	8,825	222,608	—	222,608
Gross income	47,099	16,081	1,062	2,123	66,365	—	66,365
Gross margin (%)	33%	36%	4%	24%	30%	—	30%
Operating income	17,570	–6,663	–507	–4,101	6,299	—	6,299
Operating margin (%)	12%	–15%	–2%	–46%	3%	—	3%
Financial income							–115
Financial expenses							–2,158

Income after financial items							4,026
Taxes							–2,131

Net income							1,895

Other segment items
Share in earnings of JV and associated companies	11	22	—	–2	31	—	31
Amortization	–1,526	–1,923	–18	–998	–4,465	—	–4,465
Depreciation	–2,532	–1,061	–341	–487	–4,421	—	–4,421
Impairment losses	–90	–38	–12	–101	–241	—	–241
Reversals of impairment losses	5	2	1	—	8	—	8
Restructuring expenses	–3,413	–3,176	–382	–596	–7,567	—	–7,567
Gains/losses on sale of investments and operations	72	27	18	6	123	—	123

Ericsson Annual Report on Form 20-F 2017

Operating segments 2015

	Networks	Digital Services	Managed Service	Other	Total Segments	Unallocated	Group
Segment sales	157,791	49,443	30,597	9,089	246,920	—	246,920

Net sales	157,791	49,443	30,597	9,089	246,920	—	246,920
Gross income	59,653	21,264	1,655	3,246	85,818	—	85,818
Gross margin (%)	38%	43%	5%	36%	35%	—	35%
Operating income	28,290	–3,389	–19	–3,077	21,805	—	21,805
Operating margin (%)	18%	–7%	—	–34%	9%	—	9%
Financial income							525
Financial expenses							–2,458

Income after financial items							19,872
Taxes							–6,199

Net income							13,673

Other segment items
Share in earnings of JV and associated companies	–1	–33	10	–14	–38	—	–38
Amortization	–2 042	–2 469	–47	–960	–5 518	—	–5,518
Depreciation	–2 865	–1 012	–388	–440	–4 705	—	–4,705
Impairment losses	—	—	—	–20	–20	—	–20
Reversals of impairment losses	10	3	1	2	16	—	16
Restructuring expenses	–2 765	–1 875	–238	–162	–5 040	—	–5,040
Gains/losses on sale of investments and operations	–32	–10	–7	—	–49	—	–49

Market areas

	Net sales			Non-current assets 5)
	2017	2016	2015	2017	2016	2015
South East Asia, Oceania & India	30,568	32,597	32,155	512	690	668
North East Asia4)	23,506	27,185	28,106	1,516	1,556	2,005
North America3)	49,621	52,003	55,063	8,387	14,650	14,870
Europe & Latin America1)2)	56,175	62,543	73,603	39,559	59,737	55,325
Middle East & Africa	25,073	28,104	33,002	63	86	139
Other1)2)3)4)	16,360	20,176	24,991	—	—	—

Total	201,303	222,608	246,920	50,037	76,719	73,007
1) Of which in Sweden6)	2,989	3,123	3,796	34,381	53,111	48,467
2) Of which in EU6)	36,072	38,525	45,585	37,895	57,759	53,759
3) Of which in the United States6)	52,322	56,748	64,299	7,092	11,053	12,325
4) Of which in China6)	14,937	19,156	18,977	1,123	530	1,547

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR revenue reported under Other above.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Ericsson Annual Report on Form 20-F 2017

C4	Net sales

Net sales

	2017	2016	2015
Sales of products and network rollout services	123,990	135,778	150,775
Professional Services sales	69,408	76,816	81,749
License revenues	7,905	10,014	14,396

Net sales	201,303	222,608	246,920
Export sales from Sweden	86,812	107,036	117,486

C5	Expenses by nature

Expenses by nature

	2017	2016	2015
Goods and services	128,211	133,848	137,458
Employee remuneration	76,502	77,774	80,054
Amortization and depreciation	8,451	8,886	10,223
Impairments and obsolescence allowances, net of reversals	11,531	1,325	1,438
Financial expenses	843	2,158	2,458
Taxes	–4,267	2,131	6,199

Expenses incurred	221,271	226,122	237,830
Inventory increase/decrease (–/+)1)	4,070	–606	–394
Additions to capitalized development	–1,444	–4,483	–3,548

Expenses charged to the income statement	223,897	221,033	233,888

1)	The inventory changes are based on changes of net inventory values.

Total restructuring charges in 2017 were SEK 8.5 (7.6) billion and were primarely related to the initiated cost reduction program. The restructuring charges in 2017 includes mainly severence cost and the write-down of SEK –1.3 billion of the ICT center in Canada. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2017	2016	2015
Cost of sales	5,242	3,475	2,274
R&D expenses	2,307	2,739	2,021
Selling and administrative expenses	952	1,353	745

Total restructuring charges	8,501	7,567	5,040

C6	Other operating income and expenses

Other operating income and expenses

	2017	2016	2015
Other operating income
Gains on sales of intangible assets and PP&E	47	423	363
Gains on sales of investments and operations1)	324	219	1
Other operating revenues	783	1,345	1,204

Total other operating income	1,154	1,987	1,568
Other operating expenses
Losses on sales of intangible assets and PP&E	–74	–509	–158
Losses on sales of investments and operations1)	–130	–96	–50
Write-down of goodwill2)	–12,966	—	—
Other operating expenses3)	–116	–978	–1,207

Total other operating expenses	–13,286	–1,583	–1,415

1)	Includes divestments presented in Note C26, “Business combinations.”
2)	For more information about the write-down of goodwill, see Note C10, “Intangible assets.”
3)	Includes revaluation of cash flow hedges of SEK 0 billion (SEK –0.9 billion in 2016 and SEK –1.1 billion in 2015) partly offset by result from trading activities.

C7	Financial income and expenses

Financial income and expenses

	2017		2016		2015
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	–75	—	32	—	385	—
Of which on financial assets at fair value through profit or loss	–92	—	–316	—	–110	—
Contractual interest on financial liabilities	—	–1,027	—	–1,355	—	–1,428
Net gains/losses on:
Instruments at fair value through profit or loss1)	–231	543	–68	–729	190	–760
Of which included in fair value hedge relationships	—	2	—	71	—	152
Available for sale	40	—	—	—	—	—
Loans and receivables	–102	—	–79	—	–53	—
Liabilities at amortized cost	—	72	—	218	—	213
Other financial income and expenses	7	–431	—	–292	3	–483

Total	–361	–843	–115	–2,158	525	–2,458

1)	Excluding net loss from operating assets and liabilities, SEK 451 million (net loss of SEK 234 million in 2016 and net loss of SEK 165 million in 2015), reported as Cost of sales.

Ericsson Annual Report on Form 20-F 2017

C8	Taxes

The Company’s tax benefit for 2017 was SEK 4,267 (–2,131) million or 10.8% (52.9%) of income after financial items. The tax rate may vary between years depending on business and geographical mix. Items reported for income taxes include a reasonable estimate of the impact of the material aspects of the United Sates Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, on the current and deferred tax assets and liabilities.

Income taxes recognized in the income statement

	2017	2016	2015
Current income taxes for the year	–4,168	–3,654	–6,641
Current income taxes related to prior years	83	–489	–104
Deferred tax income/expense (+/–)	8,355	2,017	546
Share of taxes in joint ventures and associated companies	–3	–5	—

Tax expense/benefit	4,267	–2,131	–6,199

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below. Tax effects of non-deductible expenses includes the effect of an impairment of goodwill. The tax effect of rate change mainly includes the effect of the reduction in the U.S. corporate income tax rate.

Reconciliation of Swedish income tax rate with effective tax rate

	2017	2016	2015
Expected tax expense at Swedish tax rate 22.0%	8,652	–886	–4,372
Effect of foreign tax rates	205	–536	–1,101
Current income taxes related to prior years	83	–489	–104
Remeasurement of tax loss carry-forwards	–150	143	–250
Remeasurement of deductible temporary differences	127	119	185
Tax effect of non-deductible expenses	–4,144	–1,357	–1,559
Tax effect of non-taxable income	480	935	981
Tax effect of changes in tax rates	–986	–60	21

Tax expense/benefit	4,267	–2,131	–6,199
Effective tax rate	10.8%	52.9%	31.2%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2017
Intangible assets and property, plant and equipment	894	2,374
Current assets	2,667	866
Post-employment benefits	4,886	704
Provisions	1,846	15
Other	3,556	275
Loss carry-forwards	10,712

Deferred tax assets/liabilities	24,561	4,234	20,327
Netting of assets/liabilities	–3,333	–3,333

Deferred tax balances, net	21,228	901	20,327

2016
Intangible assets and property, plant and equipment	1,223	4,173
Current assets	2,352	501
Post-employment benefits	4,382	692
Provisions	1,631	13
Other	4,557	274
Loss carry-forwards	4,883	—

Deferred tax assets/liabilities	19,028	5,653	13,375
Netting of assets/liabilities	–3,506	–3,506

Deferred tax balances, net	15,522	2,147	13,375

Changes in deferred taxes, net

	2017	2016
Opening balance, net	13,375	10,711
Recognized in net income (loss)	8,355	2,017
Recognized in other comprehensive income (loss)	–563	521
Acquisitions/disposals of subsidiaries	—	–57
Reclassification to current tax	–462	—
Currency translation differences	–378	183

Closing balance, net	20,327	13,375

Tax effects reported directly in Other comprehensive income (loss) amount to SEK –563 (521) million, of which actuarial gains and losses related to pensions constituted SEK –547 (520) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Deferred tax assets and liabilites have been adjusted for the effect of the reduction of the U.S. corporate income tax rate.

Tax loss carry-forwards

Significant tax loss carry-forwards are related to Sweden, the United States and Germany. These countries have long or indefinite periods of utilization. Of the total SEK 10,712 (4,883) million recognized deferred tax assets related to tax loss carry-forwards, SEK 8,795 (3,774) million relates to Sweden.

Ericsson Annual Report on Form 20-F 2017

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2017, the recognized tax loss carry-forwards amounted to SEK 47,360 (20,929) million. The increase is primarily attributable to taxable losses realized in 2017, by Swedish legal entities. Under Swedish law, tax losses can be carried forward indefinitely. The tax value of these loss carry-forwards is reported as a tax asset based on the indefinite utilization period and the expectation that significant taxable income will be realized in future years by these Swedish legal entities to offset these loss carry-forwards.

The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards

Year of expiration	Tax loss carry-forwards	Tax value
2018	—	—
2019	37	9
2020	74	15
2021	197	32
2022	870	218
2023 or later	46,182	10,438

Total	47,360	10,712

In addition to the table above there are tax loss carry-forwards of SEK 4,544 (3,936) million at a tax value of SEK 842 (950) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years.

C9	Earnings per share

Earnings per share

	2017	2016	2015
Basic
Net income (loss) attributable to stockholders of the Parent Company (SEK million)	–35,206	1,716	13,549
Average number of shares outstanding, basic (millions)	3,277	3,263	3,249
Earnings (loss) per share, basic (SEK)	–10.74	0.53	4.17

Diluted
Net income (loss) attributable to stockholders of the Parent Company (SEK million)	–35,206	1,716	13,549
Average number of shares outstanding, basic (millions)	3,277	3,263	3,249
Dilutive effect for stock purchase (millions)	—	40	33
Average number of shares outstanding, diluted (millions)	3,277	3,303	3,282
Earnings (loss) per share, diluted (SEK)	–10.74	0.52	4.13

When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.

C10    Intangible assets

Intangible assets 2017

	Capitalized development expenses				Goodwill	IPR1). brands and other intangible assets
		For internal use
	To be marketed	Acquired costs	Internal costs	Total	Total	Total
Cost
Opening balance	18,246	2,213	1,847	22,306	43,405	57,340
Acquisitions/capitalization	1,340	—	104	1,444	—	336
Balances regarding acquired/divested businesses2)	—	—	—	—	–122	101
Sales/disposals	—	—	–1,019	–1,019	—	–152
Translation difference	—	—	—	—	–2,484	–1,693

Closing balance	19,586	2,213	932	22,731	40,799	55,932
Accumulated amortization
Opening balance	–8,243	–2,158	–1,614	–12,015	—	–44,262
Amortization	–2,586	—	–95	–2,681	—	–1,667
Sales/disposals	—	—	1,019	1,019	—	152
Reclassification	–101	—	101	—	—	—
Translation difference	—	—	—	—	—	1,343

Closing balance	–10,930	–2,158	–589	–13,677	—	–44,434
Accumulated impairment losses
Opening balance	–2,123	–55	–37	–2,215	–18	–5,331
Impairment losses	–2,058	—	–187	–2,245	–12,966	–2,019

Closing balance	–4,181	–55	–224	–4,460	–12,984	–7,350

Net carrying value	4,475	—	119	4,593	27,815	4,148

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2017

Intangible assets 2016

	Capitalized development expenses				Goodwill	IPR1), brands and other intangible assets
		For internal use
	To be marketed	Acquired costs	Internal costs	Total	Total	Total
Cost
Opening balance	15,307	2,213	1,697	19,217	41,105	55,895
Acquisitions/capitalization	4,333	—	150	4,483	—	15
Balances regarding acquired/divested businesses 2)	—	—	—	—	585	177
Sales/disposals	–1,394	—	—	–1,394	—	–870
Reclassifications	—	—	—	—	–640	640
Translation difference	—	—	—	—	2,355	1,483

Closing balance	18,246	2,213	1,847	22,306	43,405	57,340
Accumulated amortization
Opening balance	–7,995	–2,158	–1,441	–11,594	—	–41,248
Amortization	–1,642	—	–173	–1,815	—	–2,650
Sales/disposals	1,394	—	—	1,394	—	840
Translation difference	—	—	—	—	—	–1,204

Closing balance	–8,243	–2,158	–1,614	–12,015	—	–44,262
Accumulated impairment losses
Opening balance	–2,038	–55	–37	–2,130	–18	–5,331
Impairment losses	–85	—	—	–85	—	—

Closing balance	–2,123	–55	–37	–2,215	–18	–5,331

Net carrying value	7,880	—	196	8,076	43,387	7,747

1)	Intellectual property rights.
2)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

The total goodwill for the Company is SEK 27.8 (43.4) billion and is allocated to the operating segments Networks, with SEK 24.3 billion, Digital Services, with SEK 2.6 billion and segment Other, with SEK 0.9 billion. Managed Services does not carry goodwill. The impairment testing has been based on the segments that became effective as per October 1, 2017. More information is disclosed in Note C3 “Segment information.”

Write-down during 2017

The impairment write-down of SEK 13.0 billion was triggered by the focused business strategy and the new organizational structure implemented and externally communicated during the year. In Digital Services the strategy was shifted from a services-lead to a product-lead strategy, and actions include accelerating the introduction of the new products, streamlining the services organization and tightening the contract scoping as the sales of legacy products and related services decline in 2017. For the Media Business strategic opportunities was explored. These changes have significantly impacted the approved business plans and have had a significant impact on the estimated future cash flows used for calculating the recoverable amounts.

The following write-downs of goodwill have been made: Segment Digital Services of SEK 6.9 billion and segment Other SEK 6.1 billion (of which SEK 6.0 billion relates to Media Solutions). These amounts are reported on line item Other operating income and expenses.

In addition to goodwill, the following write-downs of intangibles and capitalized development expenses have been made: Segment Networks SEK 0.4 billion related to technologies that are no longer planned to be used, segment Digital Services SEK 1.8 billion related to intangibles, of which Sunrise technology SEK 0.5 billion and capitalized development expenses following from the focused business strategy, segment Other SEK 2.0 billion related to the changed strategy for the Media Solutions and Red Bee Media businesses, of which intangibles for Red Bee SEK 0.8 billion. These amounts are reported on line items Research and development expenses SEK 2.6 billion and Selling and administrative expenses SEK 1.6 billion.

Impairment write-down by Segment 2017

SEK billion	Networks	Digital Services	Other		Total
Goodwill	—	6.9	6.1	1)	13.0
Intangible assets	0.1	0.9	1.0		2.0
Capitalized development expenses	0.3	0.9	1.0		2.2

Total write-down	0.4	8.7	8.1		17.2

1)	Of which Media Solutions SEK 6.0 billion and Red Bee Media SEK 0.1 billion.

Goodwill allocation

The goodwill in 2016 was tested for the segments Networks, IT & Cloud and Media. There was no impairment indication in the segment structure at the end of the third quarter 2017. In the fourth quarter of 2017, goodwill was reallocated to the new segments Networks, Digital Services and Other. For the allocation a relative value approach was considered but was not used, since the new segments are from an acquisition point of view essentially the same as the previous segments Networks, IT & Cloud and Media. Instead the goodwill values for the previous Networks segment was allocated to the current Networks segment, the values for the previous IT & Cloud segment was allocated to the current segment Digital Services and the values for the previous Media segment was allocated to three Cash Generating Units (CGU:s), within the current segment Other. The allocation within this segment was made using the relative value approach, except for the goodwill related to one acquisition, belonging to Media solutions, where the alternative approach was used. No goodwill was allocated to the current segment Managed Services, which was carved out of the previous Networks and IT & Cloud segments. The reason for not allocating goodwill to this segment is that it has not grown the business by external acquisitions.

Segment Other consists of three CGU:s. This is a result of the change in strategic direction and organization, where various options like partnerships, divestments and continued in-house development have been evaluated for the business operations Media Solutions, Red Bee Media and iconectiv. As a result these business operations now have cash inflows that are largely independent of the cash inflows from other CGU:s.

Impairment tests

Each operating segment is a CGU, except for segment Other which consists of three CGU:s. The goodwill impairment testing is based on five-year business plans for all CGU:s, except for two within segment Other, where fair value less cost of disposal has been used.

Value in use has been applied which, except for two CGU:s, see below, which means that the recoverable amounts for CGU:s are established as the present value of expected future cash flows based on business plans approved by management.

Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Development of working capital and capital expenditure requirements.

Ericsson Annual Report on Form 20-F 2017

•	The assumptions regarding industry-specific market drivers and market growth are based on industry sources as input to the projections made within the Company for the development 2017–2023 for key industry parameters:

•	By 2023, less than 35 years after the introduction of digital mobile technology, it’s predicted that there will be 9.1 billion mobile subscriptions.

•	The number of mobile subscriptions is estimated to grow from around 7.8 billion by the end of 2017 to around 9.1 billion by the end of 2023. Out of all mobile subscriptions, 7.3 billion will be associated with a smartphone. The number of 5G subscriptions is forecasted to reach 1 billion by the end of 2023.

•	By 2023, over 30 billion connected devices are forecasted, of which around 20 billion will be related to the IoT. Connected IoT devices include connected cars, machines, meters, sensors, point-of-sale terminals, consumer electronics and wearables.

•	Mobile data traffic volume is estimated to increase by around eight times in the period 2017–2023. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around nine times, and mobile video traffic is forecast to grow by around 50% annually through 2023 to account for approximately 75% of all mobile data traffic.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom, data, and media industries.

For the value in use method the impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 1% (1%) per year thereafter. An after-tax discount rate of 8.5% (8.0%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all CGU:s, since there is a high degree of integration between them.

During the year various options including divestments have been evaluated for the two CGU:s Media Solutions and Red Bee Media. As a result of this indicative market bids became available and therefore the fair value less cost of disposal method was used for these two CGU:s. The indicative market bids have been classified as level 3 in the fair value hierarchy. There are no remaining goodwill values for these units.

In addition, when a reasonably higher discount rate of 11.0% has been applied in the impairment tests, headroom for the CGU:s Networks and iconectiv is still positive. For segment Digital Services the remaining goodwill value after the 2017 write-down is SEK 2.6 billion and the remaining value of intangible assets is SEK 2.0 billion. If the discount rate in the impairment test would have been increased by two percentage points to 10.5%, all goodwill and intangible assets for this segment would have had to be written down.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In Note C1, “Significant accounting policies,” and Note C2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing. The assumptions for 2016 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2016.

C11    Property, plant and equipment

Property, plant and equipment 2017

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	7,132	4,286	33,134	2,648	47,200
Additions	150	183	1,317	2,227	3,877
Balances regarding acquired/divested businesses	–9	–134	–12	—	–155
Sales/disposals	–1,323	–457	–5,387	–185	–7,352
Reclassifications	757	56	2,226	–3,039	—
Translation difference	–197	–115	–664	–43	–1,019

Closing balance	6,510	3,819	30,614	1,608	42,551
Accumulated depreciation
Opening balance	–3,629	–3,651	–23,061	—	–30,341
Depreciations	–458	–279	–3,366	—	–4,103
Balances regarding divested businesses	9	85	11	—	105
Sales/disposals	349	442	4,263	—	5,054
Translation difference	99	93	491	—	683

Closing balance	–3,630	–3,310	–21,662	—	–28,602
Accumulated impairment losses
Opening balance	–43	–3	–79	—	–125
Impairment losses	–297	–42	–1,872	—	–2,211
Sales/disposals	200	4	1,050	—	1,254
Translation difference	—	–1	–9	—	–10

Closing balance	–140	–42	–910	—	–1,092

Net carrying value	2,740	467	8,042	1,608	12,857

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2017, amounted to SEK 350 (476) million.

In 2017 impairment losses have been made of SEK 2.2 (0.2) billion, where SEK 1.2 billion were related to the divest and sale of the ICT center in Canada, as rapid technology development allows the Company to consolidate test activities to the two remaining centers in Sweden. The impairment loss of SEK 2.2 billion by segment was Networks SEK 1.0 billion, Digital Services SEK 0.7 billion, Managed Services SEK 0.1 billion and Other SEK 0.4 billion.

Ericsson Annual Report on Form 20-F 2017

Property, plant and equipment 2016

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,475	4,560	28,753	4,750	44,538
Additions	177	148	1,519	4,285	6,129
Balances regarding acquired/divested businesses	–1	–53	2	—	–52
Sales/disposals	–1,410	–596	–2,610	–269	–4,885
Reclassifications	1,633	110	4,570	–6,315	–2
Translation difference	258	117	900	197	1,472

Closing balance	7,132	4,286	33,134	2,648	47,200
Accumulated depreciation
Opening balance	–3,634	–3,779	–21,208	—	–28,621
Depreciations	–506	–330	–3,585	—	–4,421
Balances regarding divested businesses	2	26	7	—	35
Sales/disposals	643	534	2,434	—	3,611
Reclassifications	4	1	–4	—	1
Translation difference	–138	–103	–705	—	–946

Closing balance	–3,629	–3,651	–23,061	—	–30,341
Accumulated impairment losses
Opening balance	—	–10	–6	—	–16
Impairment losses	–43	–1	–112	—	–156
Reversals of impairment losses	—	8	—	—	8
Sales/disposals	—	—	39	—	39
Translation difference	—	—	—	—	—

Closing balance	–43	–3	–79	—	–125

Net carrying value	3,460	632	9,994	2,648	16,734

C12    Financial assets, non-current

Equity in joint ventures and associated companies

	2017	2016
Opening balance	775	1,210
Share in earnings	24	31
Distribution of capital stock	–95	—
Taxes	–3	–5
Dividends	–77	–84
Divested business	—	–15
Translation difference	—	–362

Closing balance1)	624	775

1)	Goodwill, net, amounts to SEK 1 (1) million.

There were no major holdings in joint ventures or associated companies in 2017. Significant holdings from previous years are specified below.

All companies apply IFRS in the reporting to the Company as issued by IASB.

Ericsson’s share of assets, liabilities and income in associated company Rockstar Consortium

	2017	2016	2015
Percentage in ownership interest	21.26%	21.26%	21.26%

Total assets	20	22	21
Total liabilities	—	—	5

Net assets (100%)	20	22	16
Company’s share of net assets (21.26%)	3	3	3
Net sales	—	—	—
Income after financial items	—	—	–642

Net income and total comprehensive income (100%)	—	—	–642
Company’s share of net income and other comprehensive income (21.26%)	—	—	–137

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6,000 from the Nortel bankruptcy estate. On December 23, 2014, it was agreed between the owners of Rockstar and RPX Corporation (RPXC) that RPX shall purchase the remaining patents of Rockstar. The transaction occured in 2015 and after that the main part of the capital stock has been distributed to the owners. Rockstar Consortium has concluded its operations.

Ericsson Annual Report on Form 20-F 2017

Financial assets, non-current

	Other investments in shares and participations		Customer finance, non-current		Interest-bearing securities, non-current		Derivatives, non-current		Other financial assets, non-current
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Cost
Opening balance	2,516	2,567	2,137	1,755	7,586	—	—	452	4,648	5,365
Additions	146	133	1,788	2,704	54,687	7,593	86	—	503	785
Disposals/repayments/deductions	–43	–267	–1,100	–2,333	–37,241	—	—	—	–375	–187
Change in value in funded pension plans1)	—	—	—	—	—	—	—	—	1,300	–1,622
Revaluation	99	2	—	—	73	–7	—	—	27	62
Reclassification	—	—	–570	–12	—	—	—	–452	—	—
Translation difference	–50	81	–18	23	—	—	—	—	–169	245

Closing balance	2,668	2,516	2,237	2,137	25,105	7,586	86	—	5,934	4,648
Accumulated impairment losses/ allowances
Opening balance	–1,337	–1,292	–9	–16	—	—	—	—	–206	–183
Impairment losses/allowances	–126	37	–56	–5	—	—	—	—	–1	–1
Disposals/repayments/deductions	25	–1	6	12	—	—	—	—	77	–1
Translation difference	49	–81	—	—	—	—	—	—	7	–21

Closing balance	–1,389	–1,337	–59	–9	—	—	—	—	–123	–206

Net carrying value	1,279	1,179	2,178	2,128	25,105	7,586	86	—	5,811	4,442

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits.”

C13    Inventories

Inventories

	2017	2016
Raw materials, components, consumables and manufacturing work in progress	4,015	5,043
Finished products and goods for resale	8,864	12,183
Contract work in progress	12,081	13,081

Inventories, net	24,960	30,307

The amount of inventories, excluding contract work in progress, recognized as expense and included in Cost of sales was SEK 58,901 (63,386) million.

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,425 (2,412) million.

Movements in obsolescence allowances

	2017	2016	2015
Opening balance	2,412	2,555	2,326
Additions, net	1,319	725	1,480
Utilization	–1,210	–981	–1,295
Translation difference	–91	113	44
Balances regarding acquired/divested businesses	–5	—	—

Closing balance	2,425	2,412	2,555

C14    Trade receivables and customer finance

Trade receivables and customer finance

	2017	2016
Trade receivables excluding associated companies and joint ventures	66,487	69,430
Allowances for impairment	–3,335	–1,403

Trade receivables, net	63,152	68,027
Trade receivables related to associated companies and joint ventures	58	90

Trade receivables, total	63,210	68,117
Customer finance credits	4,223	5,003
Allowances for impairment	–292	–250

Customer finance credits, net	3,931	4,753
Of which current	1,753	2,625
Credit commitments for customer finance	9,706	13,082

Days sales outstanding (DSO) were 101 (95) in December 2017.

Movements in allowances for impairment

	Trade receivables		Customer finance
	2017	2016	2017	2016
Opening balance	1,403	1,202	250	286
Additions	3,544	356	85	78
Utilized	–1,485	–156	–3	–108
Reversal of excess amounts	–48	–28	–27	–8
Reclassification	–66	—	—	—
Translation difference	–13	29	–13	2

Closing balance	3,335	1,403	292	250

Ericsson Annual Report on Form 20-F 2017

Aging analysis as per December 31

				Of which past due in		Of which past due and
		Of which	Of which	the following time intervals		impaired in the following time intervals
	Total	neither impaired nor past due	impaired, not past due	less than 90 days	90 days or more	less than 90 days	90 days or more
2017
Trade receivables, excluding associated companies and joint ventures	66,487	56,059	15	2,924	4,169	220	3,100
Allowances for impairment	–3,335	—	–15	—	—	–220	–3,100
Customer finance credits	4,223	1,841	2,029	4	99	29	221
Allowances for impairment	–292	—	–104	—	—	–20	–168

2016
Trade receivables, excluding associated companies and joint ventures	69,430	58,198	62	4,406	5,423	10	1,331
Allowances for impairment	–1,403	—	–62	—	—	–10	–1,331
Customer finance credits	5,003	3,250	1,480	10	3	24	236
Allowances for impairment	–250	—	–64	—	—	–6	–180

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk, see Note C1 “Significant accounting policies” and Note C20, “Financial risk management and financial instruments.”

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers

•	Ensure efficient credit management within the Company and thereby improve days sales outstanding and cash flow

•	Define escalation path and approval process for customer credit limits.

The credit worthiness of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Trade receivables amounted to SEK 66,487 (69,430) million as of December 31, 2017. Provisions for expected losses are regularly assessed and amounted to SEK 3,335 (1,403) million as of December 31, 2017. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 19% (27%) of the total trade receivables in 2017.

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction, for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

Risk provisions related to customer finance risk exposures are only made upon events which occur after the financing arrangement has become effective and which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorated creditworthiness.

As of December 31, 2017, the Company’s total outstanding exposure related to customer finance was SEK 4,223 (5,003) million. As of December 31, 2017, the Company also had unutilized customer finance commitments of SEK 9,706 (13,082) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2017, there were a total of 79 (81) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 64% (55%) of the total credit exposure in 2017.

Total outstanding customer finance exposure per market area as of December 31

Percent	2017	2016
South East Asia, Oceania and India	24	17
North East Asia	—	—
North America	7	7
Europe and Latin America	12	19
Middle East and Africa	56	56
Other	1	1

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 59 million in 2017 compared to a net positive impact of SEK 24 million in 2016. Credit losses amounted to SEK 24 (108) million in 2017.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk cover from a

Ericsson Annual Report on Form 20-F 2017

third-party may also be issued by an insurance company. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about guarantees related to customer finance is included in Note C24, “Contingent liabilities,” and information about leasing is included in Note C27, “Leasing.”

The table below summarizes the Company’s outstanding customer finance as of December 31, 2017 and 2016.

Outstanding customer finance

	2017	2016
Customer finance credits	4,223	5,003
Financial guarantees for third-parties	77	124
Accrued interest	14	16
Less third-party risk coverage	–505	–805

Ericsson’s risk exposure, including financial guarantees	3,809	4,338

Transfers of financial assets

Transfers where the Company has continuing involvement

During 2017, there were no new financial assets transferred where the Company had continuing involvement. However, during 2016 the Company derecognized financial assets where it had continuing involvement. A repurchase of these assets would amount to SEK 380 (630) million. No assets or liabilities were recognized in relation to the continuing involvement.

C15    Other current receivables

Other current receivables

	2017	2016
Prepaid expenses	2,546	4,501
Accrued revenues	1,342	1,584
Advance payments to suppliers	338	1,384
Derivatives with a positive value1)	1,207	1,108
Taxes	15,291	13,974
Other	1,576	1,880

Total	22,300	24,431

1)	See also Note C20, “Financial risk management and financial instruments.”

C16    Equity and other comprehensive income (loss)

Capital stock 2017

Capital stock at December 31, 2017, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,072,395,752	15,363

Total	3,334,151,735	16,672

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2017, the total number of treasury shares was 50,265,499 (62,192,390 in 2016 and 49,367,641 in 2015) Class B shares. Ericsson repurchased 3.0 million shares in 2017 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2017	3,331,151,735	16,657
Number of shares Dec 31, 2017	3,334,151,735	16,672

For further information about the number of shares, see the chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2018 a dividend of SEK 1.00 per share (SEK 1.00 in 2017 and SEK 3.70 in 2016).

Additional paid in capital

This relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cumulative translation adjustments

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Ericsson Annual Report on Form 20-F 2017

C17    Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2017 was characterized by a decrease in discount rates in most plans. In total, financial assumption changes resulted in actuarial losses on defined benefit obligations of SEK 2.1 billion. The development of plan assets was greater than expected resulting in actuarial gains of SEK 2.4 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•	A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•	A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 53% (55%) through Ericsson Pensionsstiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans. The disability and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The benefit payments are made by the Company since the liability is growing and the necessary surplus therefore is not yet reached. For the unfunded plans the Company meets the payment obligation when it falls due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensionsstiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 154% (149%) as of December 31, 2017. The Company’s share of Alecta’s saving premiums is 0.5%; the total share of active members in Alecta are 2.0%. The expected contribution to the plan is SEK 94 million for 2018.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensionsgaranti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 4.5 billion to PRI Pensionsgaranti.

US plans

The Company operates both defined contribution and defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2017.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans – including investment decisions and contribution schedules – lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

UK plans

The Company operates both defined benefit and defined contribution plans in the UK. Most defined benefit plans in the UK are closed to future pension accrual.

The defined benefit plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided is defined by the Trust Deed & Rules and depends on members’ length of service and their salary. Pensions in payment are generally updated in line with the UK retail price index, subject to caps defined by the rules.

The plans’ assets are held in trusts and are invested in a diverse range of assets. The plans are governed by local regulations and responsibility for the governance of the plans lies with the Trustee Directors, who are appointed by the Company from its employees and from the plans’ members. Independent professional trustees sit on a number of the Boards.

The plans remain exposed to various risks associated with defined benefit plans, e.g. a decrease in bond yields or increase in inflation would lead to an increase in the present value of the defined benefit obligation. Alternatively, the duration of payments to retirees could exceed the life expectancy assumed in the current mortality tables leading to an increase in liabilities. A sudden instability in the financial markets might also lead to a decrease in the fair value of the plans’ assets. The Company and Trustees’ aim is to reduce the plans’ exposure to the key risks over time.

Ericsson Annual Report on Form 20-F 2017

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil and Ireland. The plan in Brazil is a pension plan wholly funded with a net surplus of assets. The plan in Ireland is a final salary pension plan and is partly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	UK	Other	Total
2017
Defined benefit obligation (DBO)	41,166	21,005	13,246	12,228	87,645
Fair value of plan assets	21,938	20,402	14,599	8,000	64,939

Deficit/surplus (+/–)	19,228	603	–1,353	4,228	22,706
Plans with net surplus, excluding asset ceiling 1)	—	83	1,685	535	2,303

Provision for post-employment benefits 2)	19,228	686	332	4,763	25,009
2016
Defined benefit obligation (DBO)	38,202	22,710	14,088	12,175	87,175
Fair value of plan assets	20,956	21,545	14,061	7,923	64,485

Deficit/surplus (+/–)	17,246	1,165	27	4,252	22,690
Plans with net surplus, excluding asset ceiling 1)	—	—	481	552	1,033

Provision for post-employment benefits 2)	17,246	1,165	508	4,804	23,723

1)	Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note C12, “Financial assets.” The asset ceiling decreased during the year by SEK 30 million from SEK 484 million in 2016 to SEK 454 million in 2017.
2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	UK	Other	Total
2017
Pension cost for defined contribution plans	1,096	473	173	1,228	2,970
Pension cost for defined benefit plans	1,824	168	38	592	2,622

Total	2,920	641	211	1,820	5,592
Total pension cost expressed as a percentage of wages and salaries					9.5%
2016
Pension cost for defined contribution plans	1,061	687	185	1,287	3,220
Pension cost for defined benefit plans	1,314	167	38	595	2,114

Total	2,375	854	223	1,882	5,334
Total pension cost expressed as a percentage of wages and salaries					8.9%
2015
Pension cost for defined contribution plans	1,136	729	136	1,239	3,240
Pension cost for defined benefit plans	1,806	81	57	609	2,553

Total	2,942	810	193	1,848	5,793
Total pension cost expressed as a percentage of wages and salaries					9.5%

Ericsson Annual Report on Form 20-F 2017

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20172)	Fair value of plan assets 2017	Total 2017		Present value of obligation 20162)	Fair value of plan assets 2016	Total 2016
Opening balance	87,175	–64,485	22,690		78,141	–58,178	19,963
Reclassification	—	—	—		104	–104	—
Included in the income statement
Current service cost	1,793	—	1,793		1,853	—	1,853
Past service cost and gains and losses on settlements	296	—	296		–182	—	–182
Interest cost/income (+/–)	2,198	–1,892	306		2,451	–2,176	275
Taxes and administrative expenses	143	45	188		53	49	102
Other	–13	2	–11		–16	2	–14

	4,417	–1,845	2,572	3)	4,159	–2,125	2,034	3)
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	–2,438	–2,438		—	–4,280	–4,280
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	–396	—	–396		–405	—	–405
Actuarial gains/losses (–/+) arising from changes in financial assumptions	2,110	—	2,110		8,255	—	8,255
Experience-based gains/losses (–/+)	–219	—	–219		–1,550	—	–1,550

	1,495	–2,438	–943		6,300	–4,280	2,020
Other changes
Translation difference	–2,275	2,262	–12		1,002	–834	168
Contributions and payments from:
Employers 1)	–880	–583	–1,463		–902	–562	–1,464
Plan participants	27	–23	4		28	–22	6
Payments from plans:
Benefit payments	–2,173	2,173	—		–1,568	1,568	—
Settlements	–141	—	–141		—	—	—
Business combinations and divestments	—	—	—		–89	52	–37

Closing balance	87,645	–64,939	22,706		87,175	–64,485	22,690

1)	The expected contribution to the plans is SEK 1,364 million during 2018.
2)	The weighted average duration of DBO is 20.1 years.
3)	Excluding the impact of the asset ceiling of SEK 50 million in 2017 and SEK 80 million in 2016.

Present value of the defined benefit obligation

	Sweden	US	UK	Other	Total
2017
DBO, closing balance	41,166	21,005	13,246	12,228	87,645
Of which partially or fully funded	40,665	20,319	13,246	9,465	83,695
Of which unfunded	501	686	—	2,763	3,950
2016
DBO, closing balance	38,202	22,710	14,088	12,175	87,175
Of which partially or fully funded	37,679	21,956	14,088	9,361	83,084
Of which unfunded	523	754	—	2,814	4,091

Ericsson Annual Report on Form 20-F 2017

Asset allocation by asset type and geography

	Sweden	US	UK	Other	Total	Of which unquoted
2017
Cash and cash equivalents	3,124	382	834	88	4,428	0%
Equity securities	4,079	795	3,116	2,432	10,422	16%
Debt securities	8,663	17,650	9,331	3,494	39,138	68%
Real estate	4,269	—	244	212	4,725	100%
Investment funds	1,803	1,478	160	208	3,649	66%
Assets held by insurance company	—	—	—	1,200	1,200	100%
Other	—	97	914	366	1,377	41%

Total	21,938	20,402	14,599	8,000	64,939
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—
2016
Cash and cash equivalents	1,819	414	420	373	3,026	14%
Equity securities	3,983	692	2,526	1,669	8,870	19%
Debt securities	8,791	18,286	10,010	3,888	40,975	70%
Real estate	4,093	—	132	198	4,423	100%
Investment funds	2,270	1,505	270	206	4,251	65%
Assets held by insurance company	—	—	—	1,125	1,125	100%
Other	—	648	703	464	1,815	69%

Total	20,956	21,545	14,061	7,923	64,485
Of which real estate occupied by the Company	—	—	—	—	—
Of which securities issued by the Company	—	—	—	—	—

Actuarial assumptions

Financial and demographic actuarial assumptions 1)

	2017	2016
Financial assumptions
Discount rate, Sweden	1.6%	1.8%
Discount rate, US	3.7%	4.1%
Discount rate, UK	2.6%	2.7%
Discount rate, weighted average of Total	2.5%	2.8%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	23	23

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis. See also Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Sweden

The defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied for the pension liability calculation. As of December 31, 2017, the discount rate applied in Sweden was 1.6% compared to 1.8% as of December 31, 2016. If the discount rate had been based on Swedish covered bonds, the discount rate would have been 2.8% as of December 31, 2017 and 3.1% as of December 31, 2016. If these discount rates based on Swedish covered bonds had been applied for the pension liability calculation, the DBO would have been approximately SEK 9 billion lower as of both December 31, 2017 and December 31, 2016.

US and UK

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Total remeasurements in Other comprehensive income (loss) related to post-employment benefits

	2017	2016
Actuarial gains and losses (+/–)	1,210	–1,955
The effect of asset ceiling	27	254
Swedish special payroll taxes1)	–267	–65

Total	970	–1,766

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

SEK billion	2017	2016
Impact on the DBO of an increase in the discount rate
Discount rate, Sweden +0.5%	–4.5	–4.3
Discount rate, US +0.5%	–1.1	–1.3
Discount rate, UK +0.5%	–1.5	–1.7
Discount rate, weighted average of Total +0.5%	–8.1	–8.3
Impact on the DBO of an decrease in the discount rate
Discount rate, Sweden –0.5%	+5.2	+5.0
Discount rate, US –0.5%	+1.2	+1.3
Discount rate, UK –0.5%	+1.8	+1.9
Discount rate, weighted average of Total –0.5%	+9.3	+9.4

Ericsson Annual Report on Form 20-F 2017

C18    Provisions

Provisions

	Restructuring	Customer related	Suppliers related	Warranty	Other	Total
2017
Opening balance	4,163	74	134	248	1,738	6,357
Additions	5,448	4,105	1,885	242	799	12,479
Reversal of excess amounts	–207	—	–90	–2	–63	–362
Negative effect on Income statement						12,117
Utilization/Cash out	–5,327	–1,532	–262	–267	–833	–8,221
Reclassifications	1	–10	–50	5	–59	–113
Translation difference	–35	5	–4	–1	–159	–194

Closing balance	4,043	2,642	1,613	225	1,423	9,946

2016
Opening balance	1,466	92	182	528	1,570	3,838
Additions	5,271	51	82	267	675	6,346
Reversal of excess amounts	–130	–6	–69	–207	–277	–689
Negative effect on Income statement						5,657
Utilization/Cash out	–2,440	–64	–64	–365	–220	–3,153
Reclassifications	1	–3	—	9	–15	–8
Translation difference	–5	4	3	16	5	23

Closing balance	4,163	74	134	248	1,738	6,357

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. During certain years the Company undertakes restructuring activities that may require recognition of provisions. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2017, new or additional provisions amounting to SEK 12.5 billion were made, and SEK 0.4 billion of provisions were reversed. The actual cash outlays for 2017 were SEK 8.2 billion compared with the estimated SEK 4.4 billion. The higher outcome compared to the estimate relates to the restructuring and the customer project adjustments, as well as that certain provisions where identified and paid out during 2017. The expected total cash outlays in 2018 are approximately SEK 6.0 billion.

Of the total provisions, SEK 3.6 (0.9) billion is classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Restructuring provisions

In 2017, SEK 5.4 billion in provisions were made and SEK 0.2 billion were reversed due to a more favorable outcome than expected. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D and SG&A (Selling, General and Administrative expenses). The cash outlays for restructuring provisions were SEK 5.3 billion for the full-year, compared with the expected SEK 3.2 billion. The cash outlays for the full-year also includes provisions identified and paid out during 2017. The cash outlays for 2018 for these provisions are estimated to total approximately SEK 3.0 billion.

Customer related

Customer related provisions include provision for contractual discounts, contractual penalties, and onerous contracts. During 2017, new provisions amounting to SEK 4.1 billion were made, mainly due to additional project costs and customer settlements. The cash outlays were SEK 1.5 billion in 2017 compared to the estimated of SEK 0.0 billion. For 2018, the cash outlays for these provisions are estimated to total approximately SEK 1.9 billlion.

Supplier related

Supplier related provisions include provision for supplier claims/guarantees. During 2017, new provisions amounting to SEK 1.9 billion were made and SEK 0.1 were reversed due to more favorable outcome. The cash outlays were SEK 0.3 billion in 2017 compared to the estimated of SEK 0.1 billion. For 2018, the cash outlays for this provision is estimated to total approximately SEK 0.2 billion.

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 0.2 billion were made. The actual cash outlays for 2017 were SEK 0.3 billion, in line with the expected SEK 0.1 billion. The cash outlays of warranty provisions during year 2018 are estimated to total approximately SEK 0.2 billion.

Other provisions

Other provisions include provisions for probable contractual penalties, tax issues, litigations, and other. During 2017, new provisions amounting to SEK 0.8 billion were made and SEK 0.1 billion were reversed due to a more favorable outcome. The cash outlays were SEK 0.8 billion in 2017 compared to the estimate of SEK 1.0 billion. For 2018, the cash outlays for other provisions are estimated to total approximately SEK 0.7 billion.

Ericsson Annual Report on Form 20-F 2017

C19 Interest-bearing liabilities

As of December 31, 2017, the Company’s outstanding interest-bearing liabilities was SEK 33.0 (26.7) billion.

Interest-bearing liabilities

	2017	2016
Borrowings, current
Current part of non-current borrowings1)	89	4,954
Other borrowings, current	2,456	3,079

Total borrowings, current	2,545	8,033
Borrowings, non-current
Notes and bond loans	20,560	10,556
Other borrowings, non-current	9,940	8,097

Total borrowings, non-current	30,500	18,653

Total interest-bearing liabilities	33,045	26,686

1)	Including notes and bond loans of SEK 0 (4,900) million.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium Term Note (EMTN) program or under its U.S. Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps under the Asset and liability management mandate described in Note C20, “Financial risk management and financial instruments.” Total weighted average interest rate cost for the long-term funding during the year was 1.68% (2.76%). The outstanding EUR bonds and USD bond are revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In February 2017, the Company issued a Euro denominated 500 million 4-year bond with a fixed coupon rate of 0.875% and a Euro denominated 500 million 7-year bond with a fixed coupon rate of 1.875% . The proceeds were used to refinance debt maturing in 2017 and for general corporate purposes.

In April 2017, the Company exercised its second extension option under the USD 2 billion multi-currency revolving credit facility, extending the maturity date to June 2022.

In June 2017, the Company repaid the Euro demoninated 500 million bond issued in 2007.

In December, Ericsson raised USD 220 million from the Nordic Investment Bank (NIB) and USD 150 million from AB Svensk Exportkredit. The credit agreements mature in 2023 and 2025 and extended Ericsson’s debt maturity profile. Of these new funds, 98 million replaced credit with NIB that was set to mature in 2019.

Notes, bonds, bilateral loans and committed credit

								Unrealized hedge
	Nominal			Book value		Market value		gain/loss (included
Issued-maturing	amount	Coupon	Currency	(SEK million)		(SEK million)	Maturity date	in book value)
Notes and bond loans
2010–20201)	170		USD	1,394		1,488	December 23, 2020
2012–2022	1,000	4.125%	USD	8,180	2)	8,223	May 15, 2022	9
2017–2021	500	0.875%	EUR	4,897	2)	4,846	March 1, 2021	7
2017–2024	500	1.875%	EUR	4,862	2)	4,824	March 1, 2024	–7
2017–20251)	150		USD	1,227		1,432	December 22, 2025

Total notes and bond loans				20,560		20,813		9
Bilateral loans
2012–20213)	98		USD	805		830	September 30, 2021
2013–20204)	684		USD	5,609		5,724	November 6, 2020
2013–20233)	220		USD	1,797		1,972	June 15, 2023

Total bilateral loans				8,211		8,526

Committed credit
Long-term committed credit facility5)	2,000		USD	—		—	June 5, 2022

Total committed credit				—		—

1)	Private Placement, Swedish Export Credit Corporation (SEK).
2)	Interest rate swaps are designated as fair value hedges.
3)	Nordic Investment Bank (NIB), R&D project financing.
4)	European Investment Bank (EIB), R&D project financing.
5)	Multi-currency revolving credit facility. Unutilized.

Ericsson Annual Report on Form 20-F 2017

C20    Financial risk management and financial instruments

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and continuously monitors the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, solid investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to finance growth, normal capital expenditures and dividends to shareholders by generating cash flows from operating activities.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position larger than the pension liability

•	To maintain a solid investment grade rating by Moody’s (Baa2) and Standard & Poor’s (BBB).

Capital objectives-related information, SEK billion

	2017		2016
Capital	100		140
Equity ratio	38%		50%
Cash conversion	–58	%1)	175%
Positive net cash	34.7		31.2
Post-employment benefits	25.0		23.7

Credit rating
Moody’s	Ba2, negative		Baa3, negative
Standard & Poor’s	BB+, stable		BBB, negative

1)	Impacted by a negative result.

In May 2017, Moody’s announced that they have downgraded the senior unsecured debt ratings to Ba1 from Baa3 and the MTN program rating to Ba1 from Baa3, with a stable outlook. In October 2017, Moody’s announced that they have downgraded the senior unsecured debt ratings to Ba2 from Ba1 and the MTN program rating to Ba2 from Ba1. At the same time, the agency placed the company’s Ba2/Ba2 ratings on review for further downgrade. In March 2017, Standard & Poor’s (S&P) announced that they had downgraded the long-term corporate credit rating on Ericsson to BBB– from BBB, with a negative outlook. In July 2017, S&P announced that they had downgraded the long-term corporate credit rating on Ericsson to BB+ from BBB–, with a stable outlook.

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies. Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity and refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see Note C1, “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates.

The table below presents the net exposure for the largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Incurred cost transaction exposure 1)	Net transaction exposure
USD	52.4	37.2	89.6	–15.3	21.9
EUR	24.6	13.2	37.8	–8.4	4.8
CNY	13.1	–0.2	12.9	–6.2	–6.4
INR	9.4	0.0	9.4	–1.6	–1.6
JPY	7.1	0.0	7.1	4.6	4.6
AUD	7.1	–0.3	6.8	3.3	3.0
BRL	5.7	0.0	5.7	0.7	0.7
SAR	5.1	0.1	5.2	2.3	2.4
GBP	5.6	–0.9	4.7	0.8	–0.1

1)	Transactions in foreign currency – internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using weighted average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. By this, the Company will have hedged 84% of the next month and 7% of the 12th month of an average forecast of the individual month at any given reporting date. This corresponds to approximately 5–6 months of an average forecast. The hedged volumes are funded by loans since April 2017. Previously, derivative contracts were used.

Ericsson Annual Report on Form 20-F 2017

Outstanding loans that are funding hedged net future sales and costs incurred are revalued against “Financial expense.” The sensitivity in “Financial expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is the Company’s largest exposure and at year-end a change by 0.25 SEK/USD would impact profit and loss with approximately SEK 0.1 billion. Realization and revaluation results of these loans and derivative contracts amounted to SEK 0.5 billion and SEK 0.0 billion respectively in 2017.

According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e., trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies and loans funding forecast hedges.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 34.7 (31.2) billion at the end of 2017, consisting of cash, cash equivalents and interest-bearing securities of SEK 67.7 (57.9) billion, offset by interest-bearing liabilities of SEK 33.0 (26.7) billion.

The Company manages the interest rate risk by matching fixed and floating interest rates in interest-bearing balance sheet items. The policy is that the net sensitivity on a 1 basis point move on interest-bearing assets matching interest-bearing liabilities, taking derivatives into consideration, is less than SEK 10 million. The average exposure during 2017 was SEK 2.1 million per basis point shift. The treasury function has a mandate to deviate from floating interest on net liquidity and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon.

Sensitivity to interest rate increase of 1 basis point, SEK million

	<3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing assets	0	0	–3	–4	–1	–8
Interest-bearing liabilities	0	0	0	6	3	9
Derivatives	0	1	0	–4	–1	–4

Total	0	1	–3	–2	1	–3

Outstanding derivatives

Outstanding derivatives 1)

	2017		2016
Fair value	Asset	Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	130	542	351		193
Maturity between 3 and 12 months	215	147	262		137
Maturity between 1 and 3 years	25	—	—		—
Maturity between 3 and 5 years	754	—	—		—

Total	1,125	689	613		330

Interest rate derivatives
Maturity within 3 months	10	35	—		—
Maturity between 3 and 12 months	1	—	239		82
Maturity between 1 and 3 years	34	105	191		205
Maturity between 3 and 5 years	83	54	—		6
Maturity of more than 5 years	39	43	65		116

Total	168	237	495	2)	409
Of which designated in fair value hedge relations	44	—	120		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 86 (0) million is reported as non-current assets.

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as fair value hedges.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2017 was SEK 17.2 (16.3) million for the combined mandates. No VaR-limits were exceeded during 2017.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds with short-term ratings of at least A-2/P-2 or equivalents, and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk.

At December 31, 2017, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 1.3 (1.1) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, see Note C31, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Cash, cash equivalents and interest-bearing securities

	Remaining time to maturity
SEK billion	< 3 months	3–12 months	1–5 years	>5 years	Total
Banks	26.4	0.2	0.2	0.1	26.9
Type of issuer/counterpart
Governments	9.5	1.0	11.5	0.8	22.8
Corporates	0.3	0.0	0.0	0.0	0.3
Mortgage institutes	0.2	0.0	16.7	0.8	17.7
2017	36.4	1.2	28.4	1.7	67.7
2016	37.0	1.3	19.3	0.3	57.9

The instruments are classified as held for trading, loans and receivables, or available-for-sale. Cash, cash equivalents and interest-bearing securities are mainly held in SEK unless offset by EUR-funding. Instruments held for trading with a remaining maturity longer than one year amounted to SEK 5.0 billion and were reported as Interest-bearing securities, current.

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities, see Note C19, “Interest-bearing liabilities.”

Ericsson Annual Report on Form 20-F 2017

Funding programs1)

	Amount		Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000		1,519	3,481
SEC Registered program (USD million)	[2]	)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•	OTC derivatives with an amount of gross SEK 1.4 (1.2) billion in relation to assets and gross SEK 1.1 (0.9) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•	Ownership in other companies and other financial investments where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 2.1 (2.1) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. For further information about valuation principles, see Note C1, “Significant accounting policies.”

Financial instruments, such as trade receivables, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value, except for those noted in the table Notes, bonds, bilateral loans and committed credits in Note C19, “Interest-bearing liabilities.” When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments under ISDA agreements. The related assets amounted to SEK 1.4 (1.2) billion, prior to offsetting of SEK 0.1 (0.1) billion, with a net amount of SEK 1.3 (1.1) billion recognized in the balance sheet. The related liabilities amounted to SEK 1.0 (0.9) billion, prior to offsetting of SEK 0.1 (0.1) billion, with a net amount of SEK 0.9 (0.8) billion recognized in the balance sheet.

Market price risk in own shares and other listed equity investments

The Company is exposed to fluctuations in its own share price (through stock purchase plans for employees) and other share-based compensation for employees and the Board of Directors. Some of the plans are share settled and some are cash settled as further disclosed in Note C1, “Significant accounting policies” and Note C28, “Information regarding members of the Board of Directors, the Group management and employees .”

Share-based plans for employees

The obligation to deliver shares under the stock purchase plan and the Long-term Variable Compensation Program 2017 for the Executive Team (LTV 2017) is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments.

Cash settled plans to employees and the Board of Directors

In the case of synthetic share programs (a cash settled program as defined in IFRS) to Board members and cash settled plans to employees, the Company is exposed to risks in relation to own share price, both with regard to compensation expenses and social security charges. The obligations to pay compensation amounts under the synthetic share-based compensations to the Board of Directors and employees are covered by a liability in the balance sheet.

For further information about the stock purchase plan, LTV 2017, the cash settled plans to employees and the synthetic share-based compensations to the Board of Directors, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Interest- bearing securities	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receivables	Other current liabilities	2017	2016
Note	C14	C14	C12	C25	C19	C22	C12	C15	C21
Assets at fair value through profit or loss			6.1	14.3			0.9	1.2	–0.9	21.6	23.5
Loans and receivables	3.9	63.2	0.3	3.2			5.0			75.6	78.9
Available-for-sale			25.4				1.3			26.7	8.8
Financial liabilities at amortized cost					–33.0	–26.3				–59.3	–52.0

Total	3.9	63.2	31.8	17.5	–33.0	–26.3	7.2	1.2	–0.9	64.6	59.2

Ericsson Annual Report on Form 20-F 2017

C21     Other current liabilities

Other current liabilities

	2017	2016
Advances from customers	6,955	5,391
Accrued interest	383	367
Accrued expenses	29,196	30,716
Of which employee-related	8,935	9,414
Of which supplier-related	10,491	13,003
Of which other1)	9,770	8,299
Deferred revenues	20,110	13,990
Derivatives with a negative value2)	926	739
Other3)	4,800	4,800

Total	62,370	56,003

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

C22    Trade payables

Trade payables

	2017	2016
Trade payables to associated companies and joint ventures	286	296
Trade payables, excluding associated companies and joint ventures	26,035	25,022

Total	26,321	25,318

C23    Assets pledged as collateral

Assets pledged as collateral

	2017	2016
Chattel mortgages1)	4,740	2,240
Bank deposits	475	344

Total	5,215	2,584

1)	See also Note C17, “Post-Employment benefits.”

C24    Contingent liabilities

Contingent liabilities

	2017	2016
Contingent liabilities	1,561	1,186

Total	1,561	1,186

Contingent liabilities assumed by the Company include guarantees of loans to other companies of SEK 24 (24) million. Ericsson has SEK 0 (33) million issued to guarantee the performance of a third-party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third-parties amounted to SEK 80 (124) million as of December 31, 2017. The maturity date for the majority of the issued guarantees occurs in 2020 at the latest.

C25    Statement of cash flows

Interest paid in 2017 was SEK –794 million (SEK –1,269 million in 2016 and SEK –926 million in 2015) and interest received in 2017 was SEK 1 million (SEK 110 million in 2016 and SEK 550 million in 2015). Taxes paid, including withholding tax, were SEK –4,724 million in 2017 (SEK –9,105 million in 2016 and SEK –7,705 million in 2015).

Cash and cash equivalents include cash of SEK 18,403 (25,577) million and temporary investments of SEK 17,481 (11,389) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C19, “Interest-bearing liabilities.”

Cash and cash equivalents as of December 31, 2017, include SEK 3.1 (4.2) billion in countries where there exists significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Adjustments to reconcile net income to cash

	2017	2016	2015
Property, plant and equipment
Depreciation	4,103	4,421	4,705
Impairment losses/reversals of impairments	2,211	148	–16

Total	6,314	4,569	4,689
Intangible assets
Amortizations
Capitalized development expenses	2,681	1,815	1,379
Intellectual Property Rights, brands and other intangible assets	1,667	2,650	4,139

Total amortizations	4,348	4,465	5,518
Impairments
Capitalized development expenses	2,245	85	20
Intellectual Property Rights, brands and other intangible assets	2,019	—	—
Goodwill	12,966	—	—

Total impairments	17,230	85	20

Total	21,578	4,550	5,538

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	27,892	9,119	10,227
Taxes	–9,805	–6,200	–2,835
Dividends from joint ventures/associated companies1)	77	84	92
Undistributed earnings in joint ventures/ associated companies1)	–21	–26	38
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–167	–37	–156
Other non-cash items3)	607	3,172	3,245

Total adjustments to reconcile net income to cash	18,583	6,112	10,611

1)	See Note C12, “Financial assets, non-current.”
2)	See Note C6, “Other operating income and expense.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Ericsson Annual Report on Form 20-F 2017

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2017
Cash flow from business combinations1)	–62	459
Acquisitions/divestments of other investments	–227	106

Total	–289	565
2016
Cash flow from business combinations1)	–781	25
Acquisitions/divestments of other investments	–203	337

Total	–984	362
2015
Cash flow from business combinations1)	–1,867	–
Acquisitions/divestments of other investments	–334	1

Total	–2,201	1

1)	See also Note C26, “Business combinations.”

Reconciliation of liabilities arising from financing activities

2017
Opening balance	26,686
Cash flows
Proceeds from issuance of borrowings	13,416
Repayment of borrowings	–4,830
Non-cash changes
Effect of foreign exchange movement	–2,155
Changes in fair value	–72

Closing balance1)	33,045

1)	Of which Borrowing, current SEK 2,545 million and Borrowings, non-current SEK 30,500 million. For more information, see Note C19, ”Interest-bearing liabilities”.

In addition to the above numbers SEK 201 million is allocated to the financing cash flow due to hedging of derivatives.

C26    Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2015–2017

	2017	2016	2015
Total consideration, including cash	62	920	2,119
Acquisition-related costs1)	49	4	19
Net assets acquired
Cash and cash equivalents	—	139	271
Property, plant and equipment	12	19	45
Intangible assets	101	817	445
Other assets	1	290	572
Other liabilities	25	–290	–379

Total identifiable net assets	139	975	954
Goodwill2)	–77	–55	1,165

Total	62	920	2,119

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.
2)	Of which SEK 0 (585) million was acquired goodwill and SEK –77 (–640) million refers to a reclassi-fication when the preliminary purchase price allocations were finalized between the years.

In 2017, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 62 (781) million.

Divestments

Divestments 2015–2017

	2017	2016	2015
Proceeds	459	25	—
Net assets disposed of
Property, plant and equipment	62	36	—
Investments in joint ventures and associated companies	—	15	—
Goodwill	45
Other assets	219	5	52
Other liabilities	–180	–114	–3

	146	–58	49
Net gains/losses from divestments	313	83	–49
Less Cash and cash equivalents	—	—	—

Cash flow effect	459	25	—

In 2017, the Company made divestments with a cash flow effect amounting to SEK 459 (25) million.

Ericsson Annual Report on Form 20-F 2017

Acquisitions 2015–2017

Company	Description	Transaction date

Nodeprime	A US based software development company with an infrastructure management platform.	Apr 2016

Ericpol	A software development company in Poland within telecommunications.	Apr 2016

FYI Television	A US based premier entertainment metadata and rich media content supplier.	Jan 2016

Envivio	A US-based company with competence in software-defined and cloud-enabled architectures for video processing.	Oct 2015

ICON	A consulting and systems integration business with approximately 250 employees and consultants.	Aug 2015

Sunrise technology	A business delivering complex IT solutions.	Jul 2015

Timelessmind	A Canada-based consulting and systems integration business specializing in operations and business support (OSS/BSS).	Apr 2015

Divestments 2015–2017

Company	Description	Transaction date

Power Modules	A divestment of the power modules business.	Sep 2017

Birla Ericsson Optical Ltd	A divestment of the shares in the associated company.	Jul 2016

C27    Leasing

Due to replacement of former lease contract with operating lease contract the Company has from 2016 no finance leases.

As of December 31, 2017, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations

Operating leases
2018	3,491
2019	2,927
2020	2,506
2021	1,966
2022	1,442
2023 and later	4,787

Total	17,119

Expenses in 2017 for leasing of assets were SEK 4,194 (3,710) million, of which variable expenses comprised SEK 101 (217) million. The leasing contracts vary in length from 1 to 16 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, they relate to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the Company the right to prolong the agreement in question for a predefined period of time.

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 15 years.

At December 31, 2017, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

Operating leases
2018	83
2019	87
2020	85
2021	87
2022	87
2023 and later	184

Total	613

Leasing income in 2017 was SEK 44 (47) million.

Ericsson Annual Report on Form 20-F 2017

C28    Information regarding members of the Board of Directors, the Group management and employees

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2017 A	Number of previously allocated synthetic shares outstanding	Net change in value of synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2017 (A+B+C)
Board member
Leif Johansson	4,075,000	0/0%	—	—	—		400,000	4,475,000		4,475,000
Helena Stjernholm	990,000	8,661/50%	494,976	11,093	–13,606	1)	175,000	670,000		1,151,370
Jacob Wallenberg	990,000	12,992/75%	742,493	18,202	128,459	1)	175,000	422,500	5)	1,293,452
Jon Fredrik Baksaas	990,000	12,992/75%	742,493	—	–42,874		175,000	422,500		1,122,119
Jan Carlson	990,000	12,992/75%	742,493	—	–42,874		175,000	422,500		1,122,119
Nora Denzel	990,000	4,330/25%	247,460	5,489	23,549	1)	425,000	1,167,500		1,438,509
Börje Ekholm	—	—	—	33,203	339,168	1)	—	—		339,168
Eric A. Elzvik	990,000	4,330/25%	247,460	—	–14,289		350,000	1,092,500		1,325,671
Kristin Skogen Lund	990,000	4,330/25%	247,460	11,990	60,646	1)	250,000	992,500		1,300,606
Kristin S. Rinne	990,000	8,661/50%	494,976	7,395	–18,598	1)	200,000	695,000		1,171,378
Sukhinder Singh Cassidy	990,000	4,330/25%	247,460	6,210	3,393	1)	175,000	917,500		1,168,353
Employee Representatives
Pehr Claesson3)	15,000	—	—	—	—		—	15,000		15,000
Mikael Lännqvist3)	9,000	—	—	—	—		—	9,000		9,000
Kjell-Åke Soting	27,000	—	—	—	—		—	27,000		27,000
Roger Svensson	37,500	—	—	—	—		—	37,500		37,500
Karin Åberg	33,000	—	—	—	—		—	33,000		33,000
Zlatko Hadzic (deputy)3)	6,000	—	—	—	—		—	6,000		6,000
Torbjörn Nyman (deputy) 4)	13,500	—	—	—	—		—	13,500		13,500
Anders Ripa (deputy) 4)	13,500	—	—	—	—		—	13,500		13,500
Loredana Roslund (deputy) 4)	13,500	—	—	—	—		—	13,500		13,500

Total	13,153,000	73,618	4,207,271	93,582	422,974		2,500,000	11,445,500		16,075,745	6)

Total	13,153,000	73,618	4,207,271	93,582	632,329	7)	2,500,000	11,445,500		16,285,100	6)

1)	The difference in value as of the time for payment, compared to December 31, 2016, for synthetic shares allocated in 2012 (for which payment was made in 2017).

The difference in value as of December 31, 2017, compared to December 31, 2016, for synthetic shares allocated in 2013, 2014, 2015 and 2016. Calculated on a share price of SEK 53.85.

The difference in value as of December 31, 2017, compared to grant date for synthetic shares allocated in 2017.

The value of synthetic shares allocated in 2013, 2014, 2015 and 2016 includes respectively SEK 3.00, SEK 3.40, SEK 3.70 and SEK 1.00 per share in compensation for dividends resolved by the Annual General Meetings 2014, 2015, 2016 and 2017 and the value of the synthetic shares allocated in 2012 includes dividend compensation for dividends resolved in 2013, 2014, 2015 and 2016.

2)	Committee fee and cash portion of the Board fee.
3)	Left the Board in connection with the Annual General Meeting of shareholders 2017.
4)	Joined the Board in connection with the Annual General Meeting of shareholders 2017.
5)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced from a business was paid, amounting to SEK 174,460.
6)	Excluding social security charges and amounts invoiced through a business corresponding to such social security charges in to the amount of SEK 2,964,677.
7)	Including synthetic shares previously allocated to the former Directors Roxanne S. Austin and Alexander Izosimov. For these synthetic shares, the net change in value corresponds to the difference in value as of the time for payment compared to December 31, 2016.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 4,075,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•	The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 990,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employee members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance, Remuneration and Technology and Science Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of these Committees were entitled to a fee of SEK 175,000 each.

•	Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•	Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting and Committee meeting.

•	Board members invoicing for the amount of the Board and Committee fee from a business may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e., the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•	The Annual General Meeting 2017 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2017; SEK 57.15. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which resolved on the synthetic share program, i.e., in 2022. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Ericsson Annual Report on Form 20-F 2017

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2012 occurred in 2017 and, in accordance with the terms and conditions for the synthetic share advance payment was then also made to the former Directors Roxanne S. Austin and Alexander Izosimov. The amounts paid in 2017 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2016: SEK 51.92 and totalled SEK 2,788,056 excluding social security charges. The payments made do not constitute a cost for the Company in 2017. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2017, is disclosed in the table “Remuneration to members of the Board of Directors” on page 70.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2017, the total outstanding number of synthetic shares under the programs is 167,200 and the total accounted debt is SEK 9,440,105.

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances.”

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Team (ET), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting held in 2017: see the approved guidelines in section “Guidelines for remuneration to Group management 2017.”

Remuneration costs for the President and CEO and other members of Executive Team (ET)

SEK	President and CEO1) 2017		President and CEO2) 2017	Total: President and CEO 2017	President and CEO 2016	Other members of ET 2017	Other members of ELT 2016	Total 2017	Total 2016
Salary 3)	13,980,639		398,531	14,379,170	45,882,357	162,159,462	119,501,092	176,538,632	165,383,449
Annual variable remuneration provision earned for the year	—		—	—	—	7,331,278	6,230,285	7,331,278	6,230,285
Long-term variable compensation provision	6,119,323		—	6,119,323	8,727,083	9,840,643	9,278,252	15,959,966	18,005,336
Pension costs	7,365,132	4)	162,941	7,528,073	11,954,758	31,592,635	29,387,498	39,120,708	41,342,256
Other benefits	315,263		2,923	318,187	69,992	17,311,905	12,604,635	16,630,091	12,674,627
Social charges and taxes	8,728,588		165,666	8,894,255	20,241,066	52,086,808	29,147,247	60,981,063	49,388,312

Total	36,508,946		730,061	37,239,007	86,875,256	280,322,732	206,149,008	317,561,739	293,024,265

1)	Börje Ekholm served as President and CEO from January 16, 2017. Remuneration costs shown for Börje Ekholm includes the period from January 16, 2017, to December 31, 2017.
2)	Jan Frykhammar served as President and CEO from January 1, 2017, to January 15, 2017. Remuneration costs shown for Jan Frykhammar includes the period from January 1, 2017, to January 15, 2017 (costs for the rest of the year is included in “Other members of ET 2017”).
3)	Includes severance pay and compensation for unused vacations.
4)	Cash payment in lieu of defined contribution payment, made in a cost neutral way for Ericsson.

Comments to the table

•	Jan Frykhammar was President and CEO of Ericsson until January 15, 2017, and Börje Ekholm was appointed President and CEO from January 16, 2017.

•	Effective April 1, 2017, the Executive Leadership Team (ELT) was replaced by Executive Team (ET).

•	During 2017, Jan Frykhammar and Magnus Mandersson were appointed as Executive Vice Presidents by the Board of Directors, none of which acted as deputy to the President and CEO. Both were relieved from their duties as Executive Vice Presidents on November 6, 2017, and replaced by Fredrik Jejdling effective November 7, 2017. Fredrik Jejdling did not act as deputy to the President and CEO in 2017. Executive Vice Presidents are included in the group “Other members of ET”, except for the period between January 1, 2017, and January 15, 2017, when Jan Frykhammar is included in President and CEO.

•	The group “Other members of ET” comprises of the following persons: MajBritt Arfert, Arun Bansal, Ulf Ewaldsson, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Nina Macpherson, Carl Mellander, Helena Norrman, Elaine Weidman-Grunewald. In addition, Rafiah Ibrahim, Peter Laurin and Nunzio Mirtillo joined ET on April 1, 2017. Anders Lindblad (left ET effective April 1, and Ericsson August 31, 2017), Per Borgklint (left ET effective April 1, and Ericsson September 30, 2017), Charlotta Sund (left ET effective April 1, and Ericsson October 26, 2017), Jean-Philippe Poirault (left ET April 1, 2017, and will leave Ericsson on June 30, 2018), Rima Qureshi (left ET effective May 11, and Ericsson November 5, 2017), Jan Frykhammar (left ET effective November 7, 2017, and will leave Ericsson on March 31, 2018), Magnus Mandersson (left ET effective November 7, 2017, and will leave Ericsson on June 30, 2018).

•	The salary stated in the table for the President and CEO and other members of the ET includes vacation pay paid during 2017 as well as other contracted compensation expensed in 2017.

•	The remuneration costs for 2017 include termination provisions, including estimates of future severance pay and compensation for unused vacation, in respect of individuals who left Ericsson during 2017.

•	“Long-term variable compensation provision” refers to the compensation costs during 2017 for all outstanding share-based plans.

•	For members of the ET employed in Sweden before 2011, a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension payable from the age of 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•	Ericsson’s commitments for defined benefit based pensions as of December 31, 2017, for other members of ET under IAS 19 amounted to SEK 45,651,263 (SEK 44,800,609) of which SEK 36,957,641 (SEK 38,333,332) refers to the ITP and early retirement, and the remaining SEK 8,693,622 (SEK 6,467,277) to disability and survivors’ pensions. The President and CEO does not have a Swedish defined benefit based pension plan, hence, Ericsson bears no commitment.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

Maximum outstanding matching rights

As of December 31, 2017 Number of Class B shares	The President and CEO	Other members of the ET
Stock Purchase Plans 2014–2016
Executive Performance Stock Plans 2014–2016	—	183,054

Ericsson Annual Report on Form 20-F 2017

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable compensation”.

•	Matching result of 33.33% is included for the 2014 plan.

•	Cash conversion targets for 2015 and 2016 were reached, but it was not reached in 2017.

•	During 2017, no matching shares were received by President and CEO since Börje Ekholm is not entitled for the Stock Purchase and Executive Performance Stock Plans. Jan Frykhammar’s matching shares are included in ‘Other members of the ET’.

•	During 2017, other members of the ET received 79,285 matching shares.

Option agreements

Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement in 2016 with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share during one year after a seven-year period. Since the President and CEO has the power to influence the dividend paid by the Company, a potential conflict of interest exists. The option agreements therefore contain a strike price recalculation mechanism which is intended to make the options payoff neutral regardless of what the actual dividends are. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.

Guidelines for remuneration to Group management 2017

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply to the remuneration of the Executive Leadership Team:

•	Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share-price related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•	By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•	The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Long-Term Variable compensation

The Long-Term Variable Compensation Program 2017 for the Executive Team

The Long-Term Variable Compensation Program 2017 for the Executive Team (LTV 2017) is an integral part of the Company’s remuneration strategy. The LTV 2017 has been approved by the Annual General Meeting (AGM) of shareholders 2017 and is designed to provide long-term incentives for members of the Executive Team (ET) and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain, and motivate the executives in a competitive market through performance based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the participants with those of the shareholders.

The LTV 2017 includes all members of ET, a total of 16 employees in 2017. Awards under LTV 2017 are granted to the participant, provided that certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of the performance conditions, as set out below, and generally requires that the participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV 2017 are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

The participants were granted Performance Share Awards on May 18, 2017. The value of the underlying shares in respect of the Performance Share Award made to the President & CEO was 180% of the annual base salary, and for other participants 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Class B shares on Nasdaq Stock-holm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2017.

The vesting of Performance Share Awards is subject to the satisfaction of challenging performance conditions which will determine what portion, if any, of the Performance Share Awards will vest at the end of the Performance Period as defined below. The two performance criteria are based on absolute Total Shareholder Return (TSR) and relative TSR development for the Class B share over the period January 1, 2017 to December 31, 2019 (the “Performance Period”). The details on how the TSR development will be calculated and measured are explained in minutes from the AGM 2017 under Item 17, and summarized below:

LTV 2017 and EPP 2017 Performance Targets

Year	Target	Criteria	Weight	Vesting
2017	Absolute TSR	Range: 6%–14%	50%	0%–200% (linear pro-rata )
2017	Relative TSR	Ranking of Ericsson: 12–5	50%	0%–200% (linear pro-rata )

Provided that the above performance criteria have been met during the Performance Period and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practically possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, reduce the vesting level to lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to the Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered cash settlement.

Originally designated shares for LTV 2017 was comprising a maximum of 3 million shares, 0,7 million shares were granted for ET during 2017 with share price of SEK 57.15 at grant date. Fair value for LTV 2017 was SEK 65.68, compensation cost was SEK 9.9 million for 2017. The fair value, calculated at grant date for LTV 2017 is the average of the fair values established for absolute and relative TSR performance conditions on the grant date of May 18, 2017, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise.

The accounting treatment for LTV 2017 is prescribed in IFRS 2 Share-based payment as described in note C1 Significant accounting policies. As it is a share-settled plan with market conditions the total compensation expense is calculated based on the fair market value at grant date and recognized over the service period of three years. The amount is fixed for the service period, except for any persons leaving or added to the plan. Only such changes of persons adjust the total compensation expense.

Ericsson Annual Report on Form 20-F 2017

The Executive Performance Plan 2017 (EPP 2017)

The Executive Performance Plan 2017 (EPP 2017) is also an integral part of the Company’s remuneration strategy. The aim is to attract, retain, and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives.

Under the EPP 2017, up to 500 senior managers (452 nominated in 2017) are selected through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Class B shares used for the LTV 2017. The three-year vesting period is the same as for the LTV 2017. The vesting level of the award is subject to the achievement of the same performance conditions over the same Performance Period defined for the LTV 2017, and generally requires that the participant retains his or her employment over the Vesting Period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Class B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

The accounting treatment for EPP 2017 is prescribed in IFRS 2 Share-based payment as described in Note C1, “Significant accounting policies.” At the start of the service period, compensation costs are calculated as for the LTV 2017. As it is a cash settled plan the compensation expense is remeasured during the service period, considering the impact of the share price development targets, being the same as under the LTV 2017. Total compensation expense for the Company is the same as the total pay-out to the employee.

2017 Key Contributor Plan

The 2017 Key Contributor Plan is part of Ericsson’s talent management strategy and is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Under the program, up to 7,000 employees (6,876 employees nominated in 2017) are selected through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 10% and 25% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Class B shares used for the LTV 2017. There is a mandatory three-year retention period for receiving the award and the award is subject only to continued employment until the end of the retention period. The value of each synthetic share is driven by the absolute share price performance of Class B shares during the retention period. At the end of the retention period, the synthetic shares are converted into a cash amount, based on the market price of Class B shares Nasdaq Stock-holm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

The cost of the cash based plans (the Executive Performance Plan 2017 and the 2017 Key Contributor Plan) in 2017 is shown in the table below:

Compensation cost under LTV cash based plans

(SEK million)	Number of synthetic shares (million)	Compensation cost year 2017 1)
Executive Performance Plan	2.3	31.4	2)
Key Contributor Plan	11.8	138.6	3)

Total compensation cost	14.1	170.0

1)	7.5 months between May 18 and December 31, 2017.
2)	Fair value at grant date, SEK 65.68.
3)	Fair value based on share price as of December 18, 2017, SEK 56.55.

Year 2017 is the first year under these plans and therefore the liability is equal to the cost for the year.

The accounting treatment for 2017 Key Contributor Plan is prescribed in IFRS 2 Share-based payment as described in Note C1, “Significant accounting policies.” At grant date the share price was SEK 57.15. As it is a cash settled plan the compensation expense is remeasured during the service period, considering the Ericsson share price development during the service period. The total cost for a plan for the three years of service is equal to the pay-out.

2014–2016 Long-Term Variable compensation programs

Until 2017, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan, and the Executive Performance Stock Plan.

The Stock Purchase Plan

The Stock Purchase Plan was designed to offer an incentive for all employees to participate in the Company where practicable. For the 2016 and earlier plans, employees were able to save up to 7.5% of their gross fixed salary for purchase of Class B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, then the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2017.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate–percent of eligible employees
Stock Purchase plan 2014	August 2014–July 2015	32,000	30%
Stock Purchase plan 2015	August 2015–July 2016	33,800	31%
Stock Purchase plan 2016	August 2016–July 2017	31,500	29%

No Stock Purchase Plan was proposed in 2017.

The accounting treatment for SPP is prescribed in IFRS 2 Share-based payment as described in Note C1, “Significant accounting policies.” This plan is a stock purchase share-settled plan. The total cost for a plan for the three years of service is based on the number of shares that vest, due to savings and calculated based on the fair value of the shares as defined at grant date.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees were selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month period.

Since no Stock Purchase Plan was proposed for 2017, a cash-based 2017 Key Contributor Plan was introduced replacing the Key Contributor Retention Plan. The Key Contributor Plan 2017 is described above.

The accounting treatment for the Key Contributor Retention Plan is the same as for the Stock Purchase Plan, however, these employees receive two shares for each share invested.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2016
Growth (Net sales growth)	246.9		Compound annual growth rate of 2–6%
Margin (Operating income growth)1)	24.8		Compound annual growth rate of 5–15%
Cash flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2015
Growth (Net sales growth)	228.0		Compound annual growth rate of 2–6%
Margin (Operating income growth)1)	16.8		Compound annual growth rate of 5–15%
Cash flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%

1)	Excluding extraordinary restructuring charges.

Ericsson Annual Report on Form 20-F 2017

The Executive Performance Stock Plan

The Executive Performance Stock Plan was designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees were offered participation in the plan. The performance targets were linked to growth of Net Sales, Operating Income and Cash Conversion.

The table “Executive Performance Stock Plan targets” show ongoing Executive Performance Stock Plans as of December 31, 2017.

Since no Stock Purchase Plan was proposed for 2017, share-based Long-Term Variable Compensation Program 2017 (LTV 2017) was introduced for ET with the approval of shareholders in the 2017 Annual General Meeting of shareholders. For the senior managers, a cash based 2017 Executive Performance Plan (EPP 2017) was introduced replacing the Executive Performance Stock Plan. The LTV 2017 and the EPP 2017 are described above.

The accounting treatment for the Executive Performance Stock Plan is prescribed in IFRS 2 Share-based payment as described in note C1 Significant accounting policies. This plan is a stock purchase share-settled plan with performance conditions. The total cost for a plan for the three years of service is based on the number of shares that vest, due to fulfillment of targets and savings. The costs are calculated based on the fair value of the shares as defined at grant date.

Shares for LTV 2013–2016

Plan (million shares)		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans								Total
		2016		2015		2014		2013
Originally designated	A	21.6		23.5		22.8		26.6		94.5
Outstanding beginning of 2017	B	7.5		18.7		11.8		7.0		45.0
Awarded during 2017	C	17.1		—		—		—		17.1
Exercised/matched during 2017	D	1.4		1.6		3.2		6.8		13.0
Forfeited/expired during 2017	E	1.6		1.7		1.9		0.2		5.4
Outstanding end of 20171)	F=B+C–D–E	21.6		15.4		6.7		—		43.7
Compensation costs charged during 2017 (SEK million)3)	G	274.5	2)	315.4	2)	234.1	2)	51.5	2)	875.5

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2013 plan came out at 39.7%, in casu 60.3% lapsed and that the 2014 plan vested for 33% and lapsed for 67%. For the other ongoing plans, cost is estimated.
2)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2013 and 2014 plans as disclosed under 1) when calculating the compensation cost. Fair value of the Class B share at each investment date during 2017 was: February 15 SEK 46.77, May 15 SEK 54.46 and August 15 SEK 46.19.
3)	Total compensation costs charged during 2016: SEK 957 million, 2015: SEK 865 million.

Shares for LTV 2013–2016 and LTV 2017

LTV 2013–2016 and LTV 2017 are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all these plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching of shares. During 2017, 1,827,600 shares were sold at an average price of SEK 53.82. Sales of shares are recognized directly in equity.

If, as of December 31, 2017, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 45 million Class B shares would be transferred, corresponding to 1.4% of the total number of shares outstanding, or 3,284 million not including treasury stock. As of December 31, 2017, 50 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2017; (C) the number of shares awarded during 2017; (D) the number of shares matched during 2017; (E) the number of shares forfeited by participants or expired under the plan rules during 2017; and (F) the balance left as outstanding at the end of 2017, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2017 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

Employee numbers, wages and salaries

Employee numbers

Average number of employees by gender and market area

	2017			2016
	Women	Men	Total	Women	Men	Total
South East Asia, Oceania and India	5,212	19,773	24,985	6,106	20,499	26,605
North East Asia	4,189	8,657	12,846	4,297	9,186	13,483
North America	2,337	8,595	10,932	2,862	10,667	13,529
Europe and Latin America1) 2)	13,135	40,647	53,782	12,928	44,558	57,486
Middle East and Africa	920	3,904	4,824	743	4,570	5,313

Total	25,793	81,576	107,369	26,936	89,480	116,416
1) Of which in Sweden	3,299	11,013	14,312	3,650	12,359	16,009
2) Of which in EU	10,534	31,130	41,664	10,056	33,852	43,907

Ericsson Annual Report on Form 20-F 2017

Number of employees by market area at year-end

	2017	2016
South East Asia, Oceania and India	24,495	26,570
North East Asia	12,456	13,042
North America	10,009	11,547
Europe and Latin America1) 2)	49,231	54,873
Middle East and Africa	4,544	5,432

Total	100,735	111,464
1) Of which in Sweden	13,864	15,303
2) Of which in EU	39,508	42,625

Number of employees by gender and age at year-end 2017

	Women	Men	Percent of total
Under 25 years old	1,611	2,283	4%
25–35 years old	9,776	27,458	37%
36–45 years old	6,452	25,301	31%
46–55 years old	4,205	16,741	21%
Over 55 years old	1,490	5,418	7%

Percent of total	23%	77%	100%

Employee movements

	2017	2016
Headcount at year-end	100,735	111,464
Employees who have left the Company	21,791	19,865
Employees who have joined the Company	11,062	15,048
Temporary employees	676	1,148

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2017	2016
Wages and salaries	58,966	60,064
Social security expenses	17,536	17,710
Of which pension costs	5,592	5,254

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2017	2016
Salary and other remuneration	347	462
Of which annual variable remuneration	79	106
Pension costs1)	32	38

1)	Pension costs are over and above any social secutity charges and taxes.

Board members, Presidents and Group management by gender at year end

	2017		2016
	Women	Men	Women	Men
Parent Company
Board members and President	43%	57%	46%	54%
Group Management	36%	64%	35%	65%
Subsidiaries
Board members and Presidents	19%	81%	19%	81%

C29    Related party transactions

During 2017, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current.”

For information regarding transactions with the Board of Directors and Group management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

For information about the Company’s pension trusts, see Note C17, ”Post-employment benefits.”

C30    Fees to auditors

Fees to auditors

	PwC	Others	Total
2017
Audit fees	89	2	91
Audit-related fees	11	—	11
Tax fees	13	4	17
Other fees	9	7	16

Total	122	13	135
2016
Audit fees	90	3	93
Audit-related fees	10	—	10
Tax fees	10	8	18
Other fees	16	11	27

Total	126	22	148
2015
Audit fees	91	2	93
Audit-related fees	11	—	11
Tax fees	19	13	32
Other fees	8	—	8

Total	129	15	144

The total fee to PwC and their networks of firms is SEK 122 millions. For 2017 SEK 39 million has been paid to the auditors for the audit engagement to the audit firm PricewaterhouseCoopers AB, SEK 10 million for other statutory engagements, SEK 3 million for tax advisory services and SEK 5 million for other services. No valuation services has been performed.

During the period 2015–2017, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include corporate tax compliance work. Other services include, work related to acquisitions and operational effectiveness.

Audit fees to other auditors largely consist of local statutory audits.

Ericsson Annual Report on Form 20-F 2017

C31    Contractual obligations

Contractual obligations 2017

	Payment due by period
SEK billion	< 1 year	1–3 years	3–5 years	> 5 years	Total
Current and Non-current debt1) 2)	2.8	8.9	14.3	7.9	33.9
Operating leases3)	3.5	5.4	3.4	4.8	17.1
Other non-current liabilities	0.4	0.7	—	1.7	2.8
Purchase obligations4)	6.2	0.9	0.7	—	7.8
Trade payables	26.3	—	—	—	26.3
Commitments for customer finance5)	9.7	—	—	—	9.7

Total	48.9	15.9	18.4	14.4	97.6

1)	Including interest payments.
2)	See also Note C19, “Interest-bearing liabilities.”
3)	See also Note C27, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance.”

For information about financial guarantees, see Note C24, “Contingent liabilities.”

C32    Events after the reporting period

Ericsson strengthens focus on innovation and makes changes to Executive Team

On January Jan 31 2018, Ericsson announced changes to the group structure and its Executive Team. A Business Area Emerging Business was created to increase focus on innovation and new business development. Effective April 1, 2018, Åsa Tamsons is appointed Senior Vice President and head of Business Area Emerging Business and member of Ericsson’s Executive Team. The new Business Area Emerging Business will be reported under Segment Other.

Business Area Digital Services is undergoing significant transformation to create a profitable and strong offering in this strategically important area. Ulf Ewaldsson has decided to step down from leading the unit, following the completion of its build up phase. Jan Karlsson, currently head of Solution Area BSS, will step in as acting head of Business Area Digital Services. Ulf Ewaldsson will take on a role as advisor to CEO Börje Ekholm.

The company is also simplifying its group function structure, from currently six functions to four. In light of the change in responsibilities Elaine Weidman- Grunewald has decided to leave the company to pursue other opportunities.

Ericsson concludes strategic review of Media Solutions and Red Bee Media

On January 31 2018, Ericsson concluded the review of strategic opportunities for its Media business – Media Solutions and Red Bee Media – which was initiated in conjunction with the announcement of the company’s focused business strategy on March 28, 2017. Ericsson has implemented substantial performance improvement programs while continuing to invest in the respective business. Both units have made significant progress during 2017. Outcome of the strategic review:

•	One Equity Partners new majority owner in Media Solutions, Ericsson will retain 49% of the shares

•	Media Solutions assets and staff to transfer to independent company upon closing, expected Q3 2018

•	Continued in-house development of Red Bee Media

Ericsson Annual Report on Form 20-F 2017

Management’s report on internal control over financial reporting

Internal control over financial reporting

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31,2017.

In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2017, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 29.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2017, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson Annual Report on Form 20-F 2017

Risk factors

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

Market, Technology and Business Risks

Challenging global economic conditions and political unrest and uncertainty as well as geopolitical risks may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest and uncertainty as well as geopolitical risk could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions and political unrest and uncertainty as well as geopolitical risk could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve or worsen or should political unrest and uncertainty or geopolitical problems fail to improve or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services.

The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Risks of excess and obsolete inventories and excess manufacturing capacity

•	Risk of financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Risk of impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•	Changes in the value in our pension plan assets resulting from, for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs affecting the company’s cash balance negatively

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

On June 23, 2016, the UK held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. As a result of the referendum, the British government has begun negotiating the terms of the UK´s withdrawal from the European Union. The long-term effects of Brexit will depend on any agreements the UK makes to retain access to European markets either during a transitional period or permanently as well as on the agreements the UK makes with other trading partners. Any of the potential effects of Brexit could have unpredictable consequences for credit markets and adversely affect our business, results of operations and financial performance.

The change in political leadership in the U.S. has led to uncertainty about the U.S.’ position in a number of areas such as foreign policy, international trade, customs and taxation, which could adversely affect our business, results of operations and financial performance.

We may not achieve some or all of the expected benefits of our restructuring plan and our restructuring may adversely affect our business.

We announced a restructuring plan in 2017 to realign our cost structure in connection with a company transformation to achieve operating efficiencies and drive profitability. Implementation of the restructuring plan may be costly and disruptive to our business. For example, restructuring charges of SEK –8.5 (–7.6) b. had a significant negative impact on our reported 2017 results. We may also not be able to obtain the cost savings and benefits that were initially anticipated in connection with our restructuring. Additionally, as a result of our restructuring, we may

Ericsson Annual Report on Form 20-F 2017

experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing our business. Restructuring activities can create unanticipated consequences and negative impacts on the business, and we cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If we fail to achieve some or all of the expected benefits of restructuring, or if we do not complete the restructuring on schedule, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, cash flows, reputation and share price.

We may not be successful in implementing our strategy or in achieving improvements in our profitability or in estimating addressable markets or market CAGR in the markets in which we operate.

There can be no assurance that we will be able to successfully implement our strategy to achieve future profitability, growth or create shareholder value. When deemed necessary, we undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which we operate, including the Networks, Digital Services, Managed Services and Other. If the underlying assumptions on which our estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding the global economic recovery and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

Our sales to service providers and other customers represent a mix of equipment, software and services, which normally generate different gross margins. Our service provider customers still represent the main part of our business and are also the main focus for sales going forward. We provide all our customers with solutions based on our own products as well as third-party products which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In our Digital Services and Other segments, third-party products and services represent a larger portion of our business than our traditional sales, which impact our business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including the convergence of IT and telecom.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This is changing the competitive landscape as well as value chains and business models and affects our objective-setting, risk assessment and strategies. The change lowers entry barriers to the market and new competitors including competitors new to our business have entered and may continue to enter the market and negatively impact our market share in selected areas. If we fail to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the success of our existing customer base, the telecom operators. If growth slows or if our customers do not manage to maintain or grow relevance in the digital value chain or if our products and/or services are not successful, our customers’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in operator revenues or profitability, their willingness to further invest in their networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results, and financial condition.

Traffic development on cellular networks could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/SMS revenues with possible reduced capital expenses consequences. Our

Ericsson Annual Report on Form 20-F 2017

value system depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in de-facto standards and or geo-political forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. We are dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect our business, operating results, and financial condition.

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. In particular, we face competition from large IT companies and web scale companies entering the telecommunications market who benefit from economies of scale due to being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share.

Additionally, we operate in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing e.g. through open-source projects. This results in continuous price erosion and increased price competition for our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of our segments such as Digital Services, and Other. Consolidation may also result in competitors with greater resources than we have or in the reduction of our current scale advantages. This could have a materially adverse effect on our business, operating results, financial condition and market share.

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although our largest customer represented approximately 7% of our sales in 2017, our ten largest customers accounted for 45% of our sales in 2017. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services may have a significant adverse impact on sales, profit and market share.

In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

The development of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators increasingly outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The development of the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins are generally low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, such contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. Competition in managed services is increasing, which may have adverse effects on our future business, operating results and profitability.

Ericsson Annual Report on Form 20-F 2017

Our debt increases our vulnerability to general adverse economic and industry conditions, limits our ability to borrow additional funds, and may limit our flexibility in planning for, or reacting to, changes in our business and industry.

As of December 31, 2017, our outstanding debt was SEK 33.0 billion. In addition, in 2017, each of Standard & Poor’s and Moody’s downgraded Ericsson’s long-term rating to below investment grade. This degree of leverage and our long-term ratings could have important consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We may be able to incur substantial additional indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

If our financial performance were to deteriorate, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. While we believe that we currently have adequate cash flows to service our indebtedness, if our financial performance were to deteriorate significantly, we might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If, due to such a deterioration in our financial performance, our cash flows and capital resources were to be insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, if we were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on our business. In addition, if we were to need to refinance our existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance our existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

In addition to in-house innovation efforts, we make acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure you that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Expenses of any undisclosed or potential legal liabilities of the business divested

Ericsson Annual Report on Form 20-F 2017

We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, including for example our partnership with Cisco, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our difficulties in implementing our business plans, the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future.

Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers.

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel.

Ericsson Annual Report on Form 20-F 2017

As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/ or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal Proceedings” in the Board of Directors’ Report.

Our operations are complex and several critical operations are centralized in a single location. Any distruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents that may impact confidentiality, availability or integrity of products, services, or solutions. These incidents may include data breaches, intrusions, espionage, know-how and data privacy infringements, leakage, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, product engineering, IT, finance and HR operations. Any cyber security incident including unintended use, involving our operations, product development, services, our third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson relies heavily on third-parties to whom we have outsourced significant aspects of our IT infrastructure, product development, engineering services, finance and HR operations. While we have taken precautions relating to the selection, integration and ongoing management of these third-parties, any event or incident that is caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or sensitive information or damaging our products which have been installed in our customers’ networks.

Threat actors may target specific employees, or other members of Ericsson’s workforce, through technological and non-technological means.

Recent trends have shown that there is a willingness to target end users of technology, rather than enterprises. This has manifested itself in the rise of threats such as ransomware, phishing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards our employees, or society at large. This could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson may be found non-compliant to privacy regulations and may be subject to regulatory penalties.

The introduction of more stringent privacy regulations by regulators in many markets in which Ericsson operates has introduced a risk that Ericsson may be found to be non-compliant to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated damage to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of Ericsson being subjected to penalties may, as a result, lead to regulatory agencies in other jurisdictions levelling separate penalties or judgements against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far ranging consequences, even if it was caused by a third party outside of the control of Ericsson.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers.

Competition for skilled personnel and highly qualified managers in the industries in which we operate remains intense. We are continuously

Ericsson Annual Report on Form 20-F 2017

developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that assessment we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices. We may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

Impairment of goodwill or other intangible assets have impacted and may continue to negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets; for example, patents, customer relations, trademarks and software.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but for no more than ten years, and goodwill and other intangible assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets mainly due to restructuring. For example, for the year ended December 31, 2017, we wrote down SEK –13.0 billion of goodwill. Additional impairment charges may be incurred in the future both in relation to goodwill and other intangible assets that could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which we operate or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

Regulatory, Compliance and Corporate Governance risk

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes in license fees, environmental, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the operations of network operators and service providers. Also, indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

Ericsson Annual Report on Form 20-F 2017

Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still relatively high from a historical perspective. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. Specifically, on Iran, the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) has led to a reduction of sanctions, particularly on the EU side. Although some of the sanctions against Iran have been reduced, there are provisions to re-introduce these sanctions if parts of the agreement are not met. The change in political leadership in the U.S. has also led to an increased uncertainty about the country’s position in foreign policy, including the commitment to the JCPOA and sanctions towards Iran and other countries. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Furthermore export control regulations, sanctions or other forms of trade restrictions targeting countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although we seek to comply with all export control and sanctions regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on our business, operating results, reputation and brand.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, our reputation and brand.

We may fail to comply with our corporate governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

We are subject to corporate governance laws and regulations as well as several corporate responsibility and sustainability requirements. In some of the countries where we operate, corruption risks are high, therefore there is a higher focus on anticorruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other policies and directives to govern our processes and operations. However, our commitment to apply the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative to our operations cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption, fraud, embezzlement, or violations of anti-trust legislation, trade restrictions and international sanctions or our Code of Conduct in Ericsson or in the supply chain. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. Ericsson is voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. These inquiries currently concern the period from January 2007 onwards. While the outcome of these inquiries is currently not determinable, they could result in penalties or other measures that are significant. While we attempt to monitor and audit internally and externally our compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with material laws, regulations and customer requirements related to the environment, health, and safety that apply to us, we can provide no assurance that we have been, are, or will be compliant with these laws, regulations and requirements. If we have

Ericsson Annual Report on Form 20-F 2017

failed or fail to comply with these laws, regulations and requirements we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose users to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio-frequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (“SEC”) adopted a rule requiring disclosures of specified minerals ( “conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as “conflict-free”.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors.

Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the company and its operations or about the business level or growth in the telecommunications market

•	Technical problems, in particular those relating to the introduction and viability of new network systems, including LTE evolution / 5G small cells products and new platforms

•	Actual or expected results of ongoing or potential litigation or investigations

•	Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectation

•	Compliance concerns relating to governance and regulatory matters

Currency fluctuations may adversely affect our share price or value of dividends.

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in US dollars on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and US dollars may affect our share price. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or NASDAQ New York.

Ericsson Annual Report on Form 20-F 2017

Forward-looking statements

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations;

•	Industry trends, future characteristics and development of the markets in which we operate;

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability;

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures;

•	The ability to deliver on future plans and to realize potential for future growth;

•	The expected operational or financial performance of strategic cooperation activities and joint ventures;

•	The time until acquired entities and businesses will be integrated and accretive to income; and

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include but are not limited to the factors described in the section Risk Factors.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

Ericsson Annual Report on Form 20-F 2017

Corporate governance report 2017

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

Having global operations implies challenges and I believe that a robust corporate culture is fundamental to maintain credible, competitive and sustainable business operations worldwide. In 2017, Börje Ekholm took office as new President and CEO for the Ericsson Group, a new focused business strategy and a simplified organization were implemented and a smaller Group leadership team was formed with the Executive Team. In times of change, stability in terms of corporate culture and core values becomes even more important. The corporate culture must be anchored in a strong commitment from the Board and from management who must clearly emphasize the importance of conducting business with integrity. The Board of Directors has an important role to give Group management clear governance frameworks and mandates, and to set the Group strategy. We always strive to have an open and meaningful dialogue, both within the Board and between the Board and the Group management.

Business integrity and compliance is fundamental to build trust. Ericsson takes compliance concerns very seriously and uses considerable resources to investigate alleged compliance concerns and to take preventive actions. In 2017, the Code of Business Ethics was updated and rolled out within the global operations to raise awareness among Ericsson’s workforce.

The industries in which Ericsson operates are in transformation and during my time as Chairman of the Ericsson Board, the Board composition has also gone through considerable change. Expertise from relevant industries, such as IT, software, telecommunications and infrastructure has been added to the Board and the diversity and gender balance have notably improved comparing two shareholder elected female Board members in 2011 with five elected in 2017.

This Corporate Governance Report 2017 aims to describe how Ericsson continuously works with these matters and how we focus on establishing efficient and reliable controls and procedures. I believe that Ericsson’s continuous corporate governance focus and work to create a robust corporate culture have an important role to build trust, and in turn generate value for our investors.

Leif Johansson

Chairman of the Board of Directors

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act. A report from the auditor is appended hereto.

Key events

•	Börje Ekholm took office as new President and CEO effective January 16, 2017, replacing Jan Frykhammar

•	Effective April 1, 2017, changes were made in the composition of the Executive Team in line with the new business strategy and the simplified organizational structure

•	Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik were elected new members of the Board at the Annual General Meeting 2017

Ericsson Annual Report on Form 20-F 2017

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. The most relevant external rules applicable to us include:

•	The Swedish Companies Act

•	Applicable EU regulations

•	The Rule Book for issuers of Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”)

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk manage- ment

•	A Code of Conduct, which applies to product development, production, supply and support of Ericsson products and services worldwide.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental Group policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics contains rules for all individuals performing work for Ericsson under the staff management of Ericsson. Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

The Code of Business Ethics has been translated into more than 30 languages. This ensures that it is accessible to everyone working for Ericsson. Upon recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment.

In 2017, the Code of Business Ethics was updated. Among the updates was the introduction of a new chapter on corruption and financial irregularities reflecting Ericsson’s zero-tolerance against corruption. Following the update, an acknowledgment project was rolled out throughout the global Ericsson organization to serve as a reminder of the most fundamental Group policies and directives, and encourage the review of other steering documents that relate to each individual’s role and responsibilities.

Ericsson’s core values

The Code of Business Ethics and the Code of Conduct can be found on Ericsson’s website

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administers the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2017.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2017.

Ericsson Annual Report on Form 20-F 2017

Governance structure

Shareholders may exercise their decision- making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies that the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Team.

The external auditor of Ericsson is elected by the General Meeting of shareholders.

The Head of Ericsson’s internal audit function and the Chief Compliance Officer report to the Audit Committee of the Board of Directors.

Shareholders

Ownership structure

As of December 31, 2017, the Parent Company had 433,779 registered shareholders, of which 421,587 were resident or located in Sweden (according to the share register kept by Euroclear Sweden AB). Swedish institutions held approximately 58.47% of the votes. The largest shareholders as of December 31, 2017 were Investor AB with approximately 22.18% of the votes (6.61% of the shares) and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with approximately 19.26% of the votes (3.31% of the shares) and Cevian Capital with 4.38% of the votes (7.39% of the shares).

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which shares are converted into Class B shares before they are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the United States, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Team have the same voting rights on shares as other shareholders holding the same class of shares.

Ericsson Annual Report on Form 20-F 2017

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2017

Including shareholders represented by proxy, 2,552 shareholders were represented at the AGM held on March 29, 2017, representing more than 68% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Team and the external auditor.

Decisions of the AGM 2017 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of other members of the Board of Directors: Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Kristin S. Rinne, Sukhinder Singh Cassidy, Helena Stjern-holm and Jacob Wallenberg

•	Election of new Board members: Jon Fredrik Baksaas, Jan Carlson, and Eric A. Elzvik

•	Approval of Board of Directors’ fees:

•	Chairman: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 990,000 each (unchanged)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Chairman of the Technology and Science Committee: SEK 200,000 (new)

•	Other non-employee members of the Technology and Science Committee: SEK 175,000 (new)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2017 for the Executive Team, including a share issue of and authorization to the Board to buy back 3,000,000 shares for the program

The minutes from the AGM 2017 are available on Ericsson’s website.

Contact the Board of Directors

Telefonaktiebolaget LM Ericsson

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

Annual General Meeting 2018

Ericsson’s AGM 2018 will take place on March 28, 2018, at 3 p.m. at Kistamässan in Stockholm. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2017

Nomination Committee

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chairman of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members are:

•	Johan Forssell (Investor AB), Chairman of the Nomination Committee

•	Bengt Kjell (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Christer Gardell (Cevian Capital) (additional Nomination Committee member added in June 2017 due to increased holdings by Cevian Capital)

•	Johan Held (AFA Försäkring)

•	Anders Oscarsson (AMF – Försäkring och Fonder)

•	Leif Johansson, Chairman of the Board of Directors

The tasks of the Nomination Committee

The main task of the Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chairman of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit Committee of the Board

•	Proposal for election of Chairman at the AGM

•	Proposal of changes to the Instruction for the Nomination Committee (if any).

Work of the Nomination Committee for the AGM 2018

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. In July 2017, it was made public that the Chairman of the Board, Leif Johansson, will not stand for re-election at the Annual General Meeting 2018. An important task of the Nomination Committee has been to propose his successor and the Nomination Committee worked with this efficiently and constructively during almost three months. In October, 2017, it was made public that the Nomination Committee intends to propose Ronnie Leten as new Chairman of the Board and Kurt Jofs as a new member of the Board. The complete proposals of the Nomination Committee are presented in connection with the notice convening the AGM 2018.

A good understanding of Ericsson’s business and strategy is important for the Nomination Committee. Therefore, the Chairman of the Board presented his views to the Committee on the Company’s position and strategy. During the fall of 2017, the Committee also met with Ericsson’s President and CEO, Börje Ekholm, who presented his views in this respect.

The Committee has analyzed the needs of competencies in the Board and has also met with the current Board members to get their views regarding the Board work and possible needs for changes. The Nomination Committee has been carefully informed of the results of the Board work evaluation led by the Chairman of the Board. On this basis the Nomination Committee has assessed the competence and experience required by Ericsson’s Board members and the need for improvement of the composition of the Board in terms of diversity in age, gender and cultural/geographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board get different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2017

In 2017, the Committee met with the Chairman of the Audit Committee to acquaint itself with the assessments made by the Company and the Audit Committee of the quality and efficiency of external auditor work. The Audit Committee also provided its recommendations on external auditor and audit fees.

As of February 21, 2018, the current Nomination Committee has held 12 meetings.

Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chairman of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit Committee oversees the procedures for related-party transactions and has implemented a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors and diversity

The current Board of Directors consists of eleven Directors elected by the shareholders at the AGM 2017 for the period until the close of the AGM 2018. The Board of Directors also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time.

The Nomination Committee advised before the AGM 2017 that the Nomination Committee had applied the Swedish Corporate Governance Code, section 4.1, as diversity policy with the aim to propose a composition of Board members with complementing experiences and competencies that is diverse also in terms of age, gender and cultural/geographical background. The current Board composition is the result of the work of the Nomination Committee prior to the AGM 2017. The Board consists of Board members with experiences from different cultural/geographic areas, competencies from different industry sectors and, excluding the President and CEO, the gender diversity among the shareholder elected Board members is equal.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swedish practices in lieu of the NASDAQ Stock Market independence rules.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2017 that, for purposes of the Code, at least eight of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Eric A. Elzvik, Leif Johansson, Kristin S. Rinne, Kristin Skogen Lund and Sukhinder Singh Cassidy.

At each Board meeting, a non-executive session is held without Ericsson management present.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda. In addition to Board meetings, the annual work cycle of the Board includes two Board Strategic Days held in connection with Board meetings. The Board Strategic Days are described below under Training and Board Strategic Days.

Ericsson Annual Report on Form 20-F 2017

As the Board is responsible for financial oversight, financial information is presented and evaluated at each Board meeting. Furthermore, the Chairman of each Committee, reports on Committee work at each Board meeting and minutes from Committee meetings are distributed to all Directors prior to the Board meetings.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings.

The 2017 annual work cycle of the Board

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2016 and handled the fourth-quarter financial report.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in the spring.

•	Board meeting

In March, an ordinary Board meeting was held to address various matters, including for example regular executive succession planning review.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2017. At this meeting, members of each of the Board Committees were appointed and the Board resolved on signatory powers.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Main strategy meeting

A main strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on, and approval of, the overall strategy, the strategy was cascaded throughout the entire organization, starting at the Global Leadership Summit held after the summer with Ericsson’s top 300 leaders.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Follow-up strategy and risk management meeting

A meeting was held to address particular strategy matters in further detail and to finally confirm the Group strategy. The meeting also addressed the overall risk management of the Group.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with the Board meeting in October.

•	Third interim report meeting

A Board meeting was held to handle the interim financial report for the third quarter of the year.

Ericsson Annual Report on Form 20-F 2017

•	Budget and financial outlook meeting

A meeting was held for the Board to address the budget and financial outlook as well as to further analyze internal and external risks. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

Training and Board Strategic Days

New Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with heads of business areas and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules. In addition, the Company arranges training for Board members at regular intervals.

Bi-annual Board Strategic Days are arranged for Board members as part of ordinary Board meetings, normally spanning one full day each. The Board Strategic Days focus on combining strategy issues with making deep dives into issues of importance for the Ericsson Group. The purpose of the Board Strategic Days is to ensure that members of the Board have knowledge and understanding of the business activities of the Group, the business environment and the Group’s strategic options and challenges. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competencies of the Directors. The Board Strategic Days also form an important platform for contacts between Directors and talent from different parts of Ericsson’s organization where the Board gets the opportunity to meet Ericsson employees and leaders. Such contacts and meetings are highly valued by the Board as part of the Board’s involvement in Ericsson’s talent management.

During 2017, focus areas at Board Strategic Days included 5G strategy, deep dive in digital services and innovation update.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor provides information to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report.

In addition, the Board reviews and assesses the process for financial reporting, as described below under Internal control over financial reporting 2017. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2017

In 2017, 13 Board meetings were held. For attendance at Board meetings, see the table on page 99. In addition to regular Board meetings the Board receives information updates, in writing or in telephone meetings, as deemed appropriate.

Strategy and risk management are always high on the Board’s agenda and the bi-annual Board Strategic Days aim at providing the Board with good insight into these matters. Sustainability and corporate responsibility are increasingly important to Ericsson and are integrated into Ericsson’s business strategy.

The Board continuously monitors the international developments and their possible impact on Ericsson. Industry transformation, technology, compliance, talent management, profitability, cost reductions and efficiency gains are among the matters that have continued to be in focus within Ericsson during the year. The Board also addressed the re-organization carried out during the year.

1)	New name as of January 2018. During 2017, the Committee was named the Audit Committee.

Ericsson Annual Report on Form 20-F 2017

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2017, Directors responded to a written questionnaire, covering the Board work in general. As part of the evaluation process, the Chairman of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. An action plan was developed to further improve the work of the Board. The Nomination Committee was informed of the results of the Board work evaluation.

Committees of the Board of Directors

The Board of Directors has established four Committees: the Audit Committee, the Finance Committee, the Remuneration Committee and the Technology and Science Committee. Members of each Committee are appointed for one year from amongst the Board members.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters. If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes of Committee meetings to the Board and the Chairman of the Committee reports on the work of the Committee at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

The Audit Committee itself does not perform audit work. The Head of Ericsson’s internal audit function reports directly to the Audit Committee.

Ericsson’s external auditor is elected by the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election by the AGM. It also monitors Group transactions and the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, there are pre-approval policies and procedures in place for audit and non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Chief Compliance Officer regularly keeps the Audit Committee informed of the anti-corruption work and since October 2017, the Chief Compliance Officer reports directly to the Audit Committee.

1)	New name as of January 2018. During 2017, the Committee was named the Audit Committee.

Ericsson Annual Report on Form 20-F 2017

The Audit Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistleblower procedures.

Whistle-blower tool

Ericsson has grievance mechanisms under which employees, suppliers and others can report conduct that they believe constitutes a violation of laws or the Code of Business Ethics. If such channels for reporting are not available or appropriate, and if the alleged violation

•	is conducted by Group or local management, and

•	relates to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety, the violation may be reported through Ericsson’s external whistle-blower tool, managed by an external service provider: Ericsson Compliance Line.

Violations reported through Ericsson Compliance Line are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Alleged violations reported through the Ericsson Compliance Line and certain other channels are reported to the Audit Committee. Investigations relating to severe alleged violations are handled by the Corporate Investigation team of the internal audit function to secure independence. Other investigations are handled in the market areas. The Corporate Investigation team oversees these investigations as deemed appropriate.

Members of the Audit Committee

The Audit Committee consists of four Board members appointed by the Board in connection with the AGM 2017: Eric A. Elzvik (Chairman), Nora Denzel, Kristin Skogen Lund and Karin Åberg (employee representative). The Board has appointed shareholder elected Board members with CFO or CEO experience to the Committee.

The composition of the Audit Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Eric A. Elzvik, Nora Denzel and Kristin Skogen Lund is an audit committee financial expert, as defined under the SEC rule. Each of these three members is considered independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit Committee in 2017

The Audit Committee held 9 meetings in 2017. Directors’ attendance is reflected in the table on page 99. A new Audit Committee Chairman was appointed in 2017 and the Chairman has focused on reviewing and improving the ways of working and procedures of the Committee. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also monitored the external audit fees and approved non-audit-services performed by the external auditor in accordance with such policies and procedures.

The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed reports under the whistleblower tool, Ericsson Compliance Line.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s anticorruption program. In 2017, the Committee received training on new relevant IFRS rules applicable to the Company, as well on information security, data analytics and HR compliance processes.

Since October 2017, the Chief Compliance Officer reports directly to the Audit Committee and early 2018, the Board of Directors resolved to rename the Audit Committee to the Audit and Compliance Committee to emphasise the compliance focus of the Committee.

Finance Committee

The Finance Committee’s responsibilities include:

•	Handling matters related to acquisitions, investments and divestments

•	Handling capital contributions to Group and affiliated companies

•	Raising loans, issuing guarantees and similar undertakings, and approving financial support to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of guarantees and similar undertakings

•	Certain investments, divestments and financial commitments.

Ericsson Annual Report on Form 20-F 2017

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2017: Leif Johansson (Chairman), Helena Stjernholm, Roger Svensson (employee representative) and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2017

The Finance Committee held 14 meetings in 2017. Directors’ attendance is reflected in the table on page 99. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential acquisitions and divestments and real estate investments. The Finance Committee spent significant time discussing and securing an adequate capital structure, as well as examining cash flow and working capital performance. International developments and their impact on Ericsson are continuously monitored, as well as Ericsson’s financial position and foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on guidelines for remuneration to the Executive Team.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program (LTV) and similar equity arrangements.

•	Approving proposals on salary and other remuneration, including retirement compensation, for the other members of the Executive Team.

•	Approve proposals on targets for the short-term variable compensation (STV) for the Executive Team members (other than the President and CEO).

•	Approve payout of the STV for the Executive Team members (other than the President and CEO), based on achievements and performance.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment.

It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the Executive Team.

Members of the Remuneration Committee

The Remuneration Committee appointed by the Board in connection with the AGM 2017 consisted of four Board members: Leif Johansson (Chairman), Jon Fredrik Baksaas, Sukhinder Singh Cassidy and Kjell-Åke Soting (employee representative). The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group, including the Swedish and the US markets.

During the year 2017, Peter Boreham from Mercer advised and assisted the Remuneration Committee as an independent expert.

Work of the Remuneration Committee in 2017

The Remuneration Committee held 7 meetings in 2017. Director’s attendance is reflected in the table on page 99.

The Remuneration Committee reviewed and prepared a proposal for a new revised LTV 2017 for the Executive Team, for resolution by the Board and further approval by the AGM 2017. It further resolved on salaries and STV for 2017 for the members of the Executive Team and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the Executive Team for resolution by the Board and subsequent referral to the AGM for approval. With several changes to the Executive Team during 2017, the Remuneration Committee has also resolved on salaries and STV remuneration for individuals joining the Executive Team.

During the latter part of 2017, the Remuneration Committee reviewed the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the Executive Team will be referred to the AGM 2018 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

Technology and Science Committee

The responsibilities of the Technology and Science Committee include:

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to technology strategy and planning for the Group, monitoring the Group’s technology ecosystem and relationships and partnerships

•	Reviewing and preparing for consideration and/or resolution by the Board, matters related to science direction and influence on a geopolitical level.

Members of the Technology and Science Committee

The Technology and Science Committee consists of four Board members appointed by the Board in connection with the AGM 2017: Kristin S. Rinne (Chairman), Jan Carlson, Nora Denzel and Roger Svensson (employee representative). The Board has appointed Board members to the Committee with extensive experience within technology.

Work of the Technology and Science Committee in 2017

The Technology and Science Committee held 4 meetings in 2017. Directors’ attendance is reflected in the table on page 99. The Technology and Science Committee was established in 2017 and during the year, the Committee has put emphasis on establishing efficient and appropriate ways of working and on identifying its most relevant points of contact within the Ericsson organization. Focus areas of the Committee during 2017 included:

•	deep dives into selected 5G technology subjects,

•	handling of technology shifts with an industry and partnering focus, and

•	research and development.

Ericsson Annual Report on Form 20-F 2017

Directors’ attendance and fees 2017

	Fees resolved by the AGM 2017			Number of Board/Committee meetings attended in 2017
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit Committee	Finance Committee	Remun. Committee	Tech. and Science Committee
Leif Johansson	4,075,000		400,000	13		14	7
Helena Stjernholm	990,000		175,000	13		14
Jacob Wallenberg	990,000		175,000	13		14
Jon Fredrik Baksaas2)3)	990,000		175,000	9			5
Jan Carlson2)4)	990,000		175,000	9				4
Nora Denzel4)	990,000		425,000	13	9			4
Börje Ekholm5)	—		—	13
Eric A. Elzvik2)6)	990,000		350,000	9	7
Ulf J. Johansson7)	—		—	4	2
Kristin Skogen Lund	990,000		250,000	13	9
Kristin S. Rinne8)	990,000		200,000	13				4
Sukhinder Singh Cassidy	990,000		175,000	12			7
Pehr Claesson9)	15,000	16)	—	4		6
Mikael Lännqvist10)	9,000	16)	—	4	2
Kjell-Åke Soting11)	27,000	16)	—	13			5
Roger Svensson12)	37,500	16)	—	13		8		4
Karin Åberg13)	33,000	16))	—	13	7		2
Zlatko Hadzic14)	6,000	16)	—	4
Torbjörn Nyman15)	13,500	16)	—	9
Anders Ripa15)	13,500	16)	—	9
Loredana Roslund15)	13,500	16)	—	9

Total number of meetings				13	9	14	7	4

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Elected member of the Board at the AGM held on March 29, 2017.
3)	Appointed member of the Remuneration Committee as of March 29, 2017.
4)	Appointed member of the Technology and Science Committee as of March 29, 2017.
5)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders.
6)	Appointed Chairman of the Audit Committee as of March 29, 2017.
7)	Resigned from the Board and Audit Committee as of March 29, 2017.
8)	Appointed Chairman of the Technology and Science Committee as of March 29, 2017.
9)	Resigned as employee representative and member of the Finance Committee as of March 29, 2017.
10)	Resigned as employee representative and member of the Audit Committee as of March 29, 2017.
11)	Appointed employee representative and member of the Remuneration Committee as of March 29, 2017 (previously deputy).
12)	Appointed employee representative and member of the Finance Committee and the Technology and Science Committee Remuneration Committee as of March 29, 2017 (previously deputy).
13)	Appointed member of the Audit Committee as of March 29, 2017.
14)	Resigned as deputy employee representative as of March 29, 2017.
15)	Appointed deputy employee representative as of March 29, 2017.
16)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2017 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2017, please refer to Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The AGM 2017 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Directors’ right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2017 and to the minutes from the AGM 2017, which are available at Ericsson’s website.

Ericsson Annual Report on Form 20-F 2017

Members of the Board of Directors

Board members elected by the AGM 2017

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Nationality: Sweden

Board Chairman: Astra Zeneca PLC.

Board Member: Autoliv, Inc. and Ecolean AB.

Holdings in Ericsson: 138,933 Class B shares1).

Principal work experience and other information: Member of the European Round Table of Industrialists since 2002, and served as its Chairman 2009–2014. President of the Royal Swedish Academy of Engineering Sciences since 2012. Chairman of the International Advisory Board of the Nobel Foundation. President and CEO of AB Volvo 1997–2011. Executive Vice President of AB Electrolux 1988–1991, President 1991–1994 and President and CEO of AB Electrolux 1994–1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Helena Stjernholm (first elected 2016)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1970. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: AB Industrivärden, AB Volvo and Sandvik AB.

Holdings in Ericsson: 20,060 Class B shares1), and 19,754 synthetic shares2).

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).

Jacob Wallenberg (first elected 2011)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Nationality: Sweden

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB, ABB Ltd, FAM and Patricia Industries.

Board Member: The Knut and Alice Wallenberg Foundation and the Stockholm School of Economics.

Holdings in Ericsson: 427,703 Class B shares1) and 31,194 synthetic shares2).

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chairman of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of the steering committee of the European Round Table of Industrialists, Deputy Chairman of the Swedish-American Chamber of Commerce US, member of the International Advisory Board of the Atlantic Council, Washington DC, member of the International Business Council of the World Economic Forum, Trilateral Commission and the Advisory Board of Tsinghua University.

Jon Fredrik Baksaas (first elected 2017)

Member of the Remuneration Committee

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Nationality: Norway

Board Member: Svenska Handelsbanken AB.

Holdings in Ericsson: 12,992 synthetic shares2).

Principal work experience and other information: President and CEO of Telenor (2002–2015). Previous positions within the Telenor Group since 1989, including deputy CEO, Chief Financial Officer and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008–2016) and Chairman of the GSMA Board (2014–2016).

The Board memberships and holdings in Ericsson reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 99 for further information.

Ericsson Annual Report on Form 20-F 2017

Jan Carlson (first elected 2017)

Member of the Technology and Science Committee

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Nationality: Sweden

Board Chairman: Autoliv Inc.

Board Member: BorgWarner Inc., Teknikföretagen, The Confederation of Swedish Enterprise and Zenuity AB.

Holdings in Ericsson: 7,900 Class B Shares1) and 12,992 synthetic shares2).

Principal work experience and other information: President and CEO of Autoliv Inc. since 2007 and Chairman of Autoliv Inc. since 2014. Positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Nora Denzel (first elected 2013)

Member of the Audit Committee and the Technology and Science Committee

Born 1962. Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Nationality: USA

Board Member: Advanced Micro Devices, Inc. and Talend, Inc.

Holdings in Ericsson: 3,850 Class B shares1), and 9,819 synthetic shares2).

Principal work experience and other information: CEO (interim) of Outerwall Inc. (January 2015–August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the Anita Borg Institute and the Northern California Chapter of the National Association of Corporate Directors (NACD). Industrial Advisor to the Private Equity Firm EQT.

Börje Ekholm (first elected 2006)

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Alibaba, Inc.

Holdings in Ericsson: 1,030,760 Class B shares1), 33,203 synthetic shares2), and 2,000,000 call options3).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 16, 2017. CEO of Patricia Industries, a division within Investor AB (2015–January 15, 2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall. Holds honorary Doctorate at KTH Royal Institute of Technology, Sweden.

Eric A. Elzvik (first elected 2017)

Chairman of the Audit Committee

Born 1960. Master of Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden and Switzerland

Board Member: Global Gateway South and Landis+Gyr Group AG.

Holdings in Ericsson: 10,000 Class B shares1) and 4,330 synthetic shares2).

Principal work experience and other information: Chief Financial Officer and member of the Group Executive Committee of ABB Ltd (2013–2017). Division CFO ABB Discrete Automation & Motion (2010–2012) and division CFO Automation Products Division (2006–2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures. Industrial advisor to private equity.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 99 for further information.
3)	Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/ Investor AB respectively (further information is available in the Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report).

Ericsson Annual Report on Form 20-F 2017

Board members elected by the AGM 2017, cont.

Kristin Skogen Lund (first elected 2013)

Member of the Audit Committee

Born 1966. Master of Business Administration, INSEAD, France. Bachelor in International Studies and Business Administration, University of Oregon, USA.

Nationality: Norway

Board Chairman: The Oslo Philharmonic Orchestra.

Holdings in Ericsson: 16,320 synthetic shares2).

Principal work experience and other information: Director General of the Confederation of Norwegian Enterprise (NHO) since 2012. Executive Vice President and Head of Digital Services and Broadcast and Executive Vice President and Head of Nordic Region, Group Executive Management at Telenor (2010–2012). Previous positions include Chief Executive Officer and Commercial Director at Aftenposten, Chief Executive Officer at Scanpix, Managing Director and Editor in Chief at Scandinavia Online, and several positions at the Coca-Cola Company, Unilever and Norges Eksportråd.

Kristin S. Rinne (first elected 2016)

Chairman of the Technology and Science Committee

Born 1954. Bachelor of Arts, Washburn University, USA.

Nationality: USA

Board Member: None.

Holdings in Ericsson: 16,056 synthetic shares2).

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Non-profit Board member of Curing Kids Cancer, Washburn University Foundation and Wycliffe Associates. Member of the Advisory Board of Link Labs.

Sukhinder Singh Cassidy (first elected 2015)

Member of the Remuneration Committee

Born 1970. Bachelor of Arts Degree in Honors Business Administration, the Richard Ivey School of Business, University of Western Ontario, Canada.

Nationality: Canada

Board Chair: Choose Possibility, Inc.

Board Member: Tripadvisor LLC and Urban Outfitters, Inc.

Holdings in Ericsson: 10,540 synthetic shares2).

Principal work experience and other information: Founder and Chairwoman of Joyus.com (2011–2017) and CEO (2011–2016). Founder of Choose Possibility, Inc. (a benefit corporation focused on gender diversity in the tech industry). CEO of Polyvore, Inc. 2010, CEO-in-Residence of Accel Partners (2009–2010), senior executive positions with Google Inc. (2003–2009), including President, Asia-Pacific and Latin America Sales & Operations, Vice President Asia-Pacific and Latin America, and General Manager, Local Search & Content Partnerships. Previous positions with Yodlee.com, Amazon.com, British Sky Broadcasting Group and Merrill Lynch.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 99 for further information.

Ericsson Annual Report on Form 20-F 2017

Board members and deputies appointed by the trade unions

Kjell-Åke Soting (first appointed 2016)

Employee representative, Member of the Remuneration Committee

Born 1963. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 3,639 Class B shares1).

Employed since 1996. Working as Supplier Quality Assurance Manager within Business Area Networks.

Roger Svensson (first appointed 2011)

Employee representative, Member of the Finance Committee and of the Technology and Science Committee

Born 1971. Appointed by the PTK.

Nationality: Sweden

Holdings in Ericsson: 18,000 Class B shares1).

Employed since 1999. Working as Global Process Architect for Test within Business Area Networks.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Audit Committee

Born 1959. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: 5,290 Class B shares1).

Employed since 1998. Working as a Service Engineer within the IT organization.

Torbjörn Nyman (first appointed 2017)

Deputy employee representative

Born 1961. Appointed by LO, the Swedish Trade Union Confederation.

Nationality: Sweden

Holdings in Ericsson: 29,361 Class B shares1).

Employed since 1996. Working as ICT Strategic Product Manager within Business Area Networks.

Anders Ripa (first appointed 2017)

Deputy employee representative

Born 1962. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 1,790 Class B shares and 408 Class A shares1).

Employed since 1998. Working as a Security Solution Manager for Public Safety LTE and 5G.

Loredana Roslund (first appointed 2017)

Deputy employee representative

Born 1967. Appointed by PTK.

Nationality: Sweden

Holdings in Ericsson: 1,421 Class B shares1).

Employed since 1994. Working as Project Manager within R&D within Business Area Networks.

Börje Ekholm was the only Director who held an operational management position at Ericsson in 2017. Effective January 16, 2017, Börje Ekholm took office as President and CEO. Ulf J. Johansson left the Board in connection with the AGM 2017 and Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik were elected new members of the Board. In connection with the AGM 2017, the employee representatives Pehr Claesson, Mikael Lännquist and Zlatko Hadzic (deputy) left the Board and Torbjörn Nyman, Anders Ripa and Loredana Roslund were appointed new deputy employee representatives.

1)	The number of shares reflects ownership as of December 31, 2017 and includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2017

Management

The President/CEO and the Executive Team

The Board of Directors appoints the President and CEO and the Executive Vice President(s). The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Team.

The role of the Executive Team is to:

•	Define Group strategies and policies, drive corporate agenda and establish a strong corporate culture.

•	Determine targets for operational units, allocate resources and monitor unit performance.

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

Börje Ekholm took office as new President and CEO in January 2017. Subsequently, in March 2017, Ericsson presented a focused business strategy and a new simplified organizational structure to be effective April 1, 2017. The changes were implemented among other things to improve efficiency, restore profitability and to make it easier for customers to do business with Ericsson. The simplified organizational structure includes three business areas, five market areas and a number of supporting group functions.

Business areas are responsible for developing competitive product-led business solutions, including both products and services and for investing in research and development for technology and cost leadership.

Market areas are responsible for selling and delivering customer solutions. Resources are moved closer to the customers in order to establish leading positions in critical markets.

Group functions are responsible for providing an effective support platform to the market areas and business areas to drive synergies and align ways of working across units and for driving the corporate agenda.

The reorganization implied a number of new appointments to the Executive Team. The Executive Team members as of December 31, 2017, are presented on pages 107–109. The main focus for the Executive Team during 2017 was to execute on the focused strategy, stabilize and simplify the business to restore profitability, including simplified ways of working, acceleration of cost reductions and portfolio- and contract reviews.

Remuneration to the Executive Team

Guidelines for remuneration to the Executive Team were approved by the AGM 2017. For further information on fixed and variable remuneration, see the Remuneration Report and Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

The Ericsson Group Management System

Ericsson has one global management system, known as the Ericsson Group Management System (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees).

•	Within established risk limits and with reliable internal control.

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through process and organization descriptions, policies, directives and instructions. The management system is applied in Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system, enabling Ericsson to adapt the system to changing demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson implements external requirements only after thorough analyzis and after putting them into the Ericsson context.

EGMS consists of three main elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources

Management and control

Ericsson’s strategy process includes the whole chain from business intelligence and strategic forecasting to deployment of developed strategies into targets and programs in coordinated cycles.

Group-wide policies and Group directives and instructions govern how the organization works and are core elements in managing and controlling Ericsson. The Group policies, directives and instructions include, among other things, a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements. Ericsson has a Group Steering Documents Committee for purposes of aligning policies and directives with Group strategies, values and structures.

Ericsson business processes

Ericsson business processes is a set of defined Group-wide processes integrated in EGMS. They describe how Ericsson delivers value to customers, proactively and on-demand. Ericsson business processes offer capabilities to translate customer requirements into defined products, solutions and services offered by Ericsson.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure.

Ericsson Annual Report on Form 20-F 2017

The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business areas and market areas. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO), heading up the Compliance Office, whose responsibilities among other things include to further develop Ericsson’s anti-corruption program. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption program is reviewed and evaluated by the Audit Committee at least annually and since October 2017, the CCO reports directly and formally to the Audit Committee.

Audits, assessments and certification

The purpose of audits and assessments is to determine levels of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification in order to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party assessment.

As the EGMS is a global system, group-wide certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety). Selected Ericsson units are also certified to additional standards, for example ISO 27001 (Information Security) and TL 9000 (telecom-specific standard). EGMS is also audited within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers, and ISO/management system audits are performed by EY. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee.

Ericsson conducts audits of suppliers in order to secure compliance with Ericsson’s Code of Conduct, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

Ericsson’s risk management is integrated into the operational processes of the business, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors also oversees the Company’s risk management and certain transactional risks require specific Board approval, e.g. acquisitions, divestments management remuneration, borrowing or customer finance in excess of pre-defined limits.

Operational, financial and compliance risks

Operational and financial risk

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments. For further information on financial risk management, see Notes to the consolidated financial statements – Note C14, “Trade receivables and customer finance,” Note C19, “Interest-bearing liabilities” and Note C20, “Financial risk management and financial instruments” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, as well as its Code of Business Ethics and Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Examples of significant activities to mitigate risks are:

•	Conducting regular supplier Code of Conduct audits

•	Continuously assessing and managing risks relating to Corporate Responsibility including anti-corruption

•	Conducting business continuity management in an efficient way

•	Continuously monitoring information systems to guard against data breaches

•	Reviewing top risks and mitigating actions in regular monthly reporting and at various internal governance meetings

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. The Group strategy, developed by the Executive Team, is approved by the Board of Directors and is executed throughout the organization in business areas and market areas. The strategy is discussed in a yearly leadership summit with approximately 300 leaders from all parts of the business represented. As part of the strategy work, main risks related to the long-term (three-four years) objectives and the strategies to reach these, as well as risks and mitigating actions to reach short-term (one-year) targets are identified. These risks and actions are regularly followed-up in governance meetings and are presented to the Board of Directors.

Key components in the evaluation of risk related to Ericsson’s long-term objectives include for example technology development, cyber security related matters, industry and market fundamentals, the development of the economy, the political and international environment, health and environmental aspects and laws and regulations.

Ericsson continuously strives to improve its risk management. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Ericsson Annual Report on Form 20-F 2017

Example of risk heat map document

Risk heat maps are generated by business areas, market areas and Group functions in four risk categories:

•	Industry & market

•	Commercial

•	Operational

•	Compliance

Ericsson Annual Report on Form 20-F 2017

Members of the Executive Team

Börje Ekholm

President and CEO since January 16, 2017

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Nationality: Sweden and USA

Board Member: Telefonaktiebolaget LM Ericsson, and Alibaba, Inc.

Holdings in Ericsson:1) 1,030,760 Class B shares, 33,203 synthetic shares, and 2,000,000 call options2).

Background: CEO of Patricia Industries, a division within Investor AB (2015 – January 15, 2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall.

Fredrik Jejdling

Executive Vice President (since November 7, 2017) and Head of Business Area Networks (since April 1, 2017)

Born 1969. Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.

Nationality: Sweden

Board Member: Teknikföretagen.

Holdings in Ericsson:1) 11,245 Class B shares.

Background: Senior Vice President and Head of Business Unit Network Services (July 2016–March 2017). Has held a variety of positions in commercial operations and financials, including Head of Region Sub-Saharan Africa, Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.

MajBritt Arfert

Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since April 1, 2017)

Born 1963. Bachelor of Human Resources, University of Gothenburg, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1) 20,485 Class B shares.

Background: Acting Head of Group Function Human Resources (November 2016–March 2017), Head of Human Resources Ericsson Sweden (September 2015–March 2017). Previously Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Previous positions include various Human Resources positions, including Head of Human Resources for Sony Ericsson in Germany (2001–2004).

Arun Bansal

Senior Vice President and Head of Market Area Europe & Latin America (since April 1, 2017)

Born 1968. Bachelor of Engineering (Electronics), University of Jiwaji, India, and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.

Nationality: India

Board Chairman: Ericsson Nikola Tesla d.d.

Board Member: OPCOM Cables Sdn Bhd, Malaysia.

Holdings in Ericsson:1) 38,063 Class B shares.

Background: Senior Vice President and Head of Business Unit Network Products (July 2016–March 2017). Joined Ericsson in 1995 and has held various senior positions in the company, including Senior Vice President and Head of Business Unit Radio, Head of Region South East Asia and Oceania and Country Manager in Indonesia and Bangladesh and have worked in Malaysia and USA.

Changes in the Executive Team

Effective January 16, 2017, the Director Börje Ekholm was appointed new President and CEO of Ericsson and effective the same day Jan Frykhammar assumed the role as Executive Vice President and Advisor of the CEO. Following the re-organization announced in March 2017, the following previous Executive Team members left the Executive Team, effective April 1, 2017: Per Borgklint, Anders Lindblad, Charlotta Sundh and Jean-Philippe Poirault. New members of the Executive Team appointed effective the same day were Rafiah Ibrahim, Peter Laurin and Nunzio Mirtillo.

May 11, 2017, Rima Qureshi, left the Executive Team. Niklas Heuveldop has since then assumed the role as Head of Market Area North America in addition to his role as Chief Strategy Officer and Head of Technology & Emerging Business (where he is now acting). Effective November 7, 2017, Fredrik Jejdling, Head of Business Area Networks, was appointed new Executive Vice President and the previous Executive Vice Presidents Jan Frykhammar and Magnus Mandersson left the Executive Team effective the same day.

The Board memberships and Ericsson holdings reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Call options issued by AB Industrivärden (1,000,000 call options) and Investor AB (1,000,000 call options), each entitling the purchase of one Ericsson B share from AB Industrivärden/Investor AB respectively (further information is available in the Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report).

Ericsson Annual Report on Form 20-F 2017

Ulf Ewaldsson

Senior Vice President and Head of Business Area Digital Services (April 1, 2017–January 31, 2018)

Born 1965. Master of Science in Engineering and Business Management, Linköping Institute of Technology, Sweden.

Nationality: Sweden

Board Member: Assa Abloy AB, KTH Royal Institute of Technology, Sweden, and TM Forum.

Holdings in Ericsson:1) 52,373 Class B shares.

Background: Chief Technology Officer and Head of Group Function Strategy and Technology (September 2016–March 2017) and Head of Group Function Technology (2012–September 2016). Joined Ericsson in 1990 and has held various managerial positions within Ericsson, including Head of Product Area Radio within Business Unit Networks. Member of the European Cloud Partnership Steering Board.

Niklas Heuveldop

Senior Vice President, Head of Market Area North America and Acting Chief Strategy Officer and Head of Technology & Emerging Business (since September 12, 2017)

Born 1968. Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.

Nationality: Sweden

Board Member: The Swedish-American Chamber of Commerce New York.

Holdings in Ericsson:1) 13,368 Class B shares.

Background: Senior Vice President, Chief Strategy Officer and Head of Group Function Technology & Emerging Business (April 1, 2017–September 12, 2017) and Acting Head of Market Area North America (May 12, 2017–September 12, 2017). Previously Chief Customer Officer and Head of Group Function Sales (July 2016–March 2017). Previous positions include Head of Global Customer Unit AT&T and a series of senior leadership positions across Ericsson, including Head of Market Unit Central America and Caribbean. Previously CEO of ServiceFactory and COO of WaterCove Networks.

Chris Houghton

Senior Vice President and Head of Market Area North East Asia (since April 1, 2017)

Born 1966. Bachelor of Law, Huddersfield Polytechnic, United Kingdom.

Nationality: United Kingdom

Board Member: None.

Holdings in Ericsson:1) 27,066 Class B shares.

Background: Head of Region North East Asia (2015–March 2017). Has also previously held management positions within Ericsson, including Head of Region India, Head of Customer Unit UK and Ireland and various management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.

Rafiah Ibrahim

Senior Vice President and Head of Market Area Middle East & Africa (since April 1, 2017)

Born 1958. Masters of Digital Communications Engineering, Imperial College of Science and Technology, University of London, United Kingdom.

Nationality: Malaysia

Board Member: None.

Holdings in Ericsson:1) 27,989 Class B shares.

Background: Previously Head of Region Middle East (July 2016– March 2017). She has held management positions within Ericsson, including Head of Customer Unit Etisalat, Head of Marketing Business Line Broadcast Services, Global Customer Unit for Warid, Head of Ericsson in Bangladesh and Head of Market Unit North Africa.

The Board memberships and Ericsson holdings reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2017

Members of the Executive Team, cont.

Peter Laurin

Senior Vice President and Head of Business Area Managed Services (since April 1, 2017)

Born 1971. Master of Technology, Chalmers University of Technology, Sweden, and Master of Business Administration, Gothenburg School of Economics and Commercial Law, Sweden.

Nationality: Sweden

Board Member: Byggvesta AB.

Holdings in Ericsson:1) 8,086 Class B shares.

Background: Previously Head of Region Northern Europe and Central Asia. Previous management positions within Ericsson include Head of Ericsson’s Global Customer Unit Vodafone (2013–2016) and various positions in North America, Asia and Europe. Previous positions outside Ericsson include positions in Arthur D. Little and Mediatude Ltd.

Nina Macpherson

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and secretary to the Board of Directors (since 2011)

Born 1958. Master of Laws, LL.M., University of Stockholm, Sweden.

Nationality: Sweden

Board Member: The Association for Swedish Listed Companies and the Arbitration Institute of the Stockholm Chamber of Commerce (SCC).

Holdings in Ericsson:1) 42,495 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

Carl Mellander

Senior Vice President, Chief Financial Officer and Head of Group Function Finance and Common Functions (since April 1, 2017)

Born 1964. Bachelor of Business Administration and Economics, University of Stockholm, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1) 27,203 Class B shares.

Background: Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (July 2016–March, 2017). Has previously held various positions within finance and business control within Ericsson, including Vice President and Group Treasurer and Head of Finance in Region Western and Central Europe. Previous positions include Head of Finance / CFO positions within the telecom operator space and defense industry.

Nunzio Mirtillo

Senior Vice President and Head of Market Area South East Asia, Oceania & India (since April 1, 2017)

Born 1961. Master in Electronic Engineering, Sapienza University, Italy.

Nationality: Italy

Board Member: None.

Holdings in Ericsson:1) 32,653 Class B shares.

Background: Previously Head of Region Mediterranean. Previous management positions within Ericsson include Head of Sales Networks for Western Europe within Business Unit Networks, Head of Business Operations in Market Unit South East Europe and Key Account Manager for Wind Italy, Vodafone Italy and other customers.

The Board memberships and Ericsson holdings reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2017

Helena Norrman

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing and Communications (since 2014)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Nationality: Sweden

Board Member: None.

Holdings in Ericsson:1) 35,740 Class B shares.

Background: Senior Vice President and Head of Group Function Communications (2011–2014). Previously Vice President, Communications Operations at Group Function Communications. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Elaine Weidman-Grunewald

Senior Vice President, Chief Sustainability and Public Affairs Officer and Head of Group Function Sustainability and Public Affairs (June 14, 2017–January 31, 2018)

Born 1967. Double Master’s degree in Resource and Environmental Management and International Relations, Boston University Center for Energy and Environmental Studies, USA.

Nationality: Sweden and USA

Board Member: Millennium Promise and SWECO AB.

Holdings in Ericsson:1) 9,856 Class B shares.

Background: Senior Vice President and Head of Group Function Sustainability and Corporate Responsibility (July 2016–June 14, 2017). Joined Ericsson in 1998 and previous positions include Head of Sustainability and Corporate Responsibility, and positions in product management, marketing and sales in the US and Sweden. Prior positions before joining Ericsson, include positions in international sales, business development and environmental certification.

The Board memberships and Ericsson holdings reported above are as of December 31, 2017.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2017

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•	Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see Work of the Board of Directors earlier in this Corporate Governance Report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2017 for a period of one year, i.e. until the close of the AGM 2018. Under applicable rules for auditor rotation, Ericsson must appoint a new audit firm no later than in 2021.

PricewaterhouseCoopers AB has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge in SAS AB and SAAB AB.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Note C30, “Fees to auditors”.

Internal control over financial reporting 2017

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent – enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility.

•	Consistent – comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple – to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant – with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely – with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner.

•	Fair and equal – where all material information is published via press releases to ensure that the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports.

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2017. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2017, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics.

•	A strong corporate culture.

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined Group-wide processes for planning, operations and support.

Ericsson Annual Report on Form 20-F 2017

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws.

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The company controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Company Control hub structure, covering subsidiaries in each respective geographical area. During 2016, the Company further developed its internal control function within Group Function Finance, Financial Control to cover a wider scope than previously.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned.

Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting, deficiencies in the internal control of accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared service center and Company Control hub management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business areas and market areas.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit Committee. The Audit Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, February 23, 2018

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Ericsson Annual Report on Form 20-F 2017

Remuneration report

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management.

The work of the Remuneration Committee in 2017 and the remuneration policy are explained below, followed by descriptions of plans and their outcomes.

More details on the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

Board member remuneration is resolved annually by the Annual General Meeting.

The Remuneration Committee

The Remuneration Committee (the Committee) advises the Board of Directors on the remuneration to the Group management, consisting of the Executive Team (ET). This includes fixed salaries, pensions, other benefits and short-and long-term variable compensation. The Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ET.

•	Proposals to the Annual General Meeting on long-term variable compensation and equity arrangements.

The responsibility of the Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for other members of the ET.

•	Approve proposals on targets for the short-term variable compensation (STV) for the ET members other than the President and CEO.

•	Approve payout of the STV for the ET members other than the President & CEO, based on achievements and performance.

The Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Leif Johansson and its other members are Sukhinder Singh Cassidy, Jon Fredrik Baksaas, and Kjell-Åke Soting. All members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s Chief Legal Officer acts as secretary to the Committee. The President and CEO, the Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources, the Vice President, Head of Total Rewards and the Head of Executive Remuneration attend Committee meetings by invitation and assist the Committee in its considerations. No employee is present at the Committee´s meeting when issues relating to their remuneration are being discussed.

The Committee used an independent expert advisor, Peter Boreham, to assist and advise in its work during 2017. At its meeting in October 2017, the Committee resolved to continue with Peter Boreham as its independent advisor for 2018. The Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for Remuneration to Group Management and the Long-Term Variable Compensation Program 2017 (LTV 2017) for the Executive Team is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Committee held seven meetings during 2017. The meeting in February 2017 focused on following up on results from the 2016 variable compensation programs and preparing proposals to shareholders for the 2017 Annual General Meeting (AGM). In this meeting, the Committee proposed Financial Target Levels for the 2017 Short-Term Variable Compensation (STV) program and the LTV 2014 vesting result to the Board of Directors for approval. The new Long-Term Variable Compensation Program 2017 (LTV 2017) for the Executive Team was also proposed. During March 2017, in line with the company reorganization approved by the Board, the Committee reviewed and approved the remuneration for new appointments to the ET as well as revised Short-Term Variable Compensation (STV) targets for the ET. In addition, a new Additional Short-Term Incentive Opportunity (STI) was proposed

Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2017, approved by the AGM, can be found in Note C28. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to Group management during 2017 is posted on the Ericsson website.

Ericsson Annual Report on Form 20-F 2017

to be introduced for a number of selected ET positions with the intention of transferring this percentage of the variable remuneration to LTV in 2018. In the May 2017 meeting, the STV Targets for ET based on the new organization structure were agreed effective from April 1, 2017. Also in this meeting, the Committee resolved how to treat write-downs, provisions and increased restructuring charges in Ericsson for purposes of determining the outcome of 2017 STV compensation. In the October 2017 meeting, the independent advisor presented the 2017 report on Executive Remuneration market issues and trends, and the Committee resolved to recommend to the Board that the Long-Term Variable Compensation Program for the Executive Team, structure and conditions for 2018 (LTV 2018) remain unchanged from LTV 2017, but to review the targets before the proposal is referred to the Board for resolution. In the final meeting of the year in November, the Committee reviewed the adjusted proposal on 2018 Guidelines for Remuneration to Group Management and agreed to recommend to the Board to propose these to AGM 2018. In this meeting the Committee also resolved to recommend to the Board that the Total Shareholder Return (TSR) comparator group, the relative TSR performance target and the absolute TSR performance target remain unchanged from LTV 2017 for LTV 2018. The 2018 salary review for the President and CEO was discussed and it was resolved that the Committee Chairman would refer the matter to the Board for discussion and resolution. Also, the revision of individual remuneration packages for the ET members were resolved. Finally, the Committee resolved to submit an unchanged work procedure for 2018 for Board resolution. Both the 2018 salary review for President and CEO, and the Remuneration Committee work procedure for 2018 were approved by the Board in the last Board meeting in 2017 in December.

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board have concluded that the guidelines remain valid and right for Ericsson and that the only change to the guidelines for 2018 shall be to adjust notice period and severance conditions for ET positions on a case by case basis if necessary with the condition that in all cases fixed salary during the notice period plus any severance pay payable will not together exceed an amount equivalent to the individual’s 24 months fixed salary.

In 2017, with approval from AGM, a new Long-Term Variable Compensation Program (LTV 2017) for the Executive Team was introduced. Following an evaluation by the Remuneration Committee and the Board of LTV 2017, the Board has resolved to propose to AGM in 2018 to approve a LTV program similar in design to LTV 2017 . While LTV 2017 only included three-year targets relating to TSR, the targets for LTV 2018 have been developed to also include a one-year Group Operating Income target for 2018. It is proposed for all targets to have a three-year vesting period. Also for LTV 2018, the value of the underlying shares in respect of the Performance Share Awards made to Executive Team members (other than the President & CEO) is proposed to be increased from 22.5% to between 30% and 70% of the respective annual base salaries. This will be done by way of transferring some part of the short-term variable compensation opportunity to the long-term variable compensation, following the principle of total remuneration to remain unchanged. The aim is to support achieving the Company’s 2020 targets and to increase the long-term focus and alignment with the long-term expectations of the shareholders.

Total remuneration in 2017

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation is added to get to the total target compensation and, finally, pension and other benefits are added to arrive at the total remuneration.

For the ET, remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the total compensation is to remain unchanged.

The remuneration costs for the President and CEO and the ET are reported in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Fixed salary

When setting fixed salaries, the Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on the size and complexity of the position and the year-on-year performance of the individual. Together with other elements of remuneration, ET salaries are subject to an annual review by the Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Ericsson Annual Report on Form 20-F 2017

Summaries of short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Compensation delivered over twelve months or less

Fixed Salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position andevaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance at flexible cost	Enrolled employees, including Executive Team, approximately 76,200 in 2017	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plan (SIP)	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in Sales. Approximately 2,300 in 2017	Similar to STV, but reward can increase to up to three times the target level depending on performance. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Long-Term Variable Compensation Program 2017 (LTV 2017)	Share-based plan for Executive Team members	Compensate for long-term commitment and value creation in alignment with shareholder interests	Executive Team members	Subject to achievement of performance conditions

Executive Performance Plan 2017 (EPP 2017)	Cash-based plan for senior managers	Compensate for long-term commitment and value creation in alignment with shareholder interests	Senior managers	Cash award subject to achievement of performance conditions

2017 Key Contributor Plan	Cash-based plan for selected individuals	Recognize best talent, individual performance, potential, critical skills & retention	Up to 7,000 employees	Cash award at the end of mandatory 3 years retention

Stock Purchase Plan (SPP)	All employee share-based plan	Reinforce a “one Ericsson” mentality and align employees’ interests with those of shareholders	Where practicable, all employees are eligible	Buy one share and it will be matched by one share after three years if still employed

Executive Performance Stock Plan (EPSP)	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Subject to performance, get up to four, six, or for the former President and CEO, nine further shares matched to each SPP share for long-term performance

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Variable compensation

Ericsson believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with the relevant unit’s and the Group’s performance, but it also enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the specific unit or function, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Short-term variable compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to achieve best-in-class margins and strong cash conversion and therefore the starting point is to have three core targets:

•	Net sales

•	Operating income

•	Cash flow

For the ET, targets are financial at either Group level (for Heads of Group functions and business areas) or at the individual unit level (for Heads of market areas).

The chart on the previous page illustrates how payouts to the ET have varied with performance over the past five years.

The President and CEO does not have any short-term variable compensation, and the Committee decides on all targets which are set for other members of the ET. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company. The Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2017, approximately 78,500 employees participated in short-term variable compensation plans.

Long-term variable compensation

Share-based long-term variable compensation plans have been submitted each year for approval by shareholders at the AGM.

All long-term variable compensation plans have been designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal commitment, corporate performance and the share price performance.

The Long-Term Variable Compensation Program 2017 for the Executive Team

The Long-Term Variable Compensation Program 2017 for the Executive Team (LTV 2017) is an integral part of the Company’s remuneration strategy. The LTV 2017 has been approved by the Annual General Meeting (AGM) of shareholders 2017 and is designed to provide long-term incentives for members of the Executive Team (ET) and to incentivize the Company’s performance creating long-term value. The aim is to attract, retain, and motivate the executives in a competitive market through performance based share related incentives and to encourage the build-up of significant equity holdings to align the interests of the participants with those of the shareholders.

Ericsson Annual Report on Form 20-F 2017

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
President and CEO 20171)	0%	0%	0%	0%	0%	0%
President and CEO 20162)	80%	160%	0%	100%	0%	0%
Average ET 2017	44%	88%	7%	43%	57%	0%
Average ET 20163)	41%	83%	7%	88%	13%	0%

1)	This relates to Börje Ekholm only; Jan Frykhammar left the President and CEO position as of January 16, 2017.
2)	This relates to Hans Vestberg. Jan Frykhammar, while serving as President and CEO, remained on his previous short-term variable compensation opportunity, and received no payout for the year.
3)	Excludes the President and CEO, differences in target and maximum levels from year to year are typically due to changes in the composition of the ELT.

The LTV 2017 includes all members of ET, a total of 16 employees in 2017. Awards under LTV 2017 are granted free of charge entitling the participant, provided that certain performance conditions set out below are met, to receive a number of shares, free of charge, following expiration of a three-year vesting period (“Performance Share Awards”). Allotment of shares pursuant to Performance Share Awards are subject to the achievement of the performance conditions, as set out below, and generally requires that the participant retains his or her employment over a period of three years from the date of grant (the “Vesting Period”). All major decisions relating to LTV 2017 are taken by the Remuneration Committee, with approval by the full Board of Directors as required.

The participants were granted Performance Share Awards on May 18, 2017. The value of the underlying shares in respect of the Performance Share Award made to the President & CEO was 180% of the annual base salary, and for other participants 22.5% of the participants’ respective annual base salaries at the time of grant. The share price used to calculate the number of shares to which the Performance Share Award entitles was calculated as the volume-weighted average of the market price of Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the first quarter of 2017.

The vesting of Performance Share Awards is subject to the satisfaction of challenging performance conditions which will determine what portion, if any, of the Performance Share Awards will vest at the end of the Performance Period as defined below. The two performance criteria are based on absolute Total Shareholder Return (TSR) and relative TSR development for the Class B share over the period January 1, 2017 to December 31, 2019 (the “Performance Period”). The details on how the TSR development will be calculated and measured are explained in minutes from the AGM 2017 under Item 17, and summarized in the below:

LTV 2017 and EPP 2017 Performance Targets

Year	Target	Criteria	Weight	Vesting
2017	Absolute	Range:	50%	0%–200%
	TSR	6%–14%		(linear pro-rata )
2017	Relative	Ranking of Ericsson:	50%	0%–200%
	TSR	12–5		(linear pro-rata )

Provided that the above performance criteria have been met during the Performance Period and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicability possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the vesting level to lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to the Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered cash settlement.

Originally designated shares for LTV 2017 was comprising of a maximum of 3.0 million shares, 0.7 million shares were granted for ET during 2017 with a share price of SEK 57.15 at grant date. Fair value for LTV 2017 was SEK 65.68, compensation cost was SEK 9.9 million for 2017. The fair value, calculated at grant date for LTV 2017, is the average of the fair values established for absolute and relative TSR performance conditions on the grant date of May 18, 2017, using a Monte Carlo model, which uses a number of inputs, including expected dividends, expected share price volatility and the expected period to exercise.

The Executive Performance Plan 2017 (EPP 2017)

The Executive Performance Plan 2017 (EPP 2017) is also an integral part of the Company’s remuneration strategy. The aim is to attract, retain, and motivate senior managers in a competitive market through performance based long-term cash incentive supporting the achievement of the Company’s long-term strategies and business objectives.

Under the EPP 2017, up to 500 senior managers (452 nominated in 2017) are selected through a nomination process that identifies individuals according to performance, potential, critical skills, and business critical roles. There are two award levels at 15% and 22.5% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Class B shares used for the LTV 2017. The three-year vesting period is the same as for the LTV 2017. The vesting level of the award is subject to the achievement of the same performance conditions over the same Performance Period defined for the LTV 2017, and generally requires that the participant retains his or her employment over the Vesting Period. At the end of the Vesting Period, the allotted synthetic shares are converted into a cash amount, based on the market price of Class B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

2017 Key Contributor Plan

The 2017 Key Contributor Plan is part of Ericsson’s talent management strategy and is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Under the program, up to 7,000 employees (6,876 employees nominated in 2017) are selected through a nomination process that identifies individuals according to performance, potential,

Ericsson Annual Report on Form 20-F 2017

critical skills, and business critical roles. There are two award levels at 10% and 25% of the participants’ annual gross salary. Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of Class B shares used for the LTV 2017. There is a mandatory three-year retention period for receiving the award and the award is subject only to continued employment until the end of the retention period. The value of each synthetic share is driven by the absolute share price performance of Class B shares during the retention period. At the end of the retention period, the synthetic shares are converted into a cash amount, based on the market price of Class B shares Nasdaq Stockholm at the payout date, and this final amount is paid to the Participant in cash gross before tax.

The cost of the cash based plans (the Executive Performance Plan 2017 and the 2017 Key Contributor Plan) in 2017 is shown in the table below:

Compensation cost under LTV cash based plans

(SEK million)	Number of synthetic shares (million)	Compensation cost year20171)
Executive Performance Plan	2.3	31.42)
Key Contributor Plan	11.8	138.63)
Total compensation cost	14.1	170.0

1)	7,5 months between May 18 and December 31, 2017.
2)	Fair value at grant date, SEK 65.68.
3)	Fair value based on share price as of December 18, 2017, SEK 56.55 Year 2017 is the first year under these plans the liability is equal to the cost for the year.

2014–2016 Long-Term Variable compensation programs

Until 2017, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The Stock Purchase Plan was designed to offer an incentive for all employees to participate in the Company where practicable. For the 2016 and earlier plans, employees were able to save up to 7.5% of their gross fixed salary for purchase of Class B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, then the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2017.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate – percent of eligible employees
Stock Purchase plan 2014	August 2014 – July 2015	32,000	30%
Stock Purchase plan 2015	August 2015 – July 2016	33,800	31%
Stock Purchase plan 2016	August 2016 – July 2017	31,500	29%

No Stock Purchase Plan was proposed in 2017.

The Key Contributor Retention Plan

The Key Contributor Retention Plan was part of Ericsson’s talent management strategy and was designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees were selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtained one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month period.

Since no Stock Purchase Plan was proposed for 2017, a cash-based 2017 Key Contributor Plan was introduced replacing the Key Contributor Retention Plan. The Key Contributor Plan 2017 is described above.

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1	Year 2	Year 3
2016
Growth (Net sales growth)	246.9	Compound annual growth rate of 2–6%
Margin
(Operating income growth)1)	24.8	Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥70%	≥70%	≥70%

	Base year value SEK billion	Year 1	Year 2	Year 3
2015
Growth (Net sales growth)	228.0	Compound annual growth rate of 2–6%
Margin
(Operating income growth)1)	16.8	Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥70%	≥70%	≥70%

1)	Excluding extraordinary restructuring charges.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ET, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees were offered participation in the plan. The performance targets were linked to growth of Net Sales, Operating Income and Cash Conversion.

The table “Executive Performance Stock Plan targets” show ongoing Executive Performance Stock Plans as of December 31, 2017.

Since no Stock Purchase Plan was proposed for 2017, share-based Long-Term Variable Compensation Program 2017 (LTV 2017) was introduced for ET with the approval of shareholders in the 2017 Annual General Meeting of shareholders. For the senior managers, a cash based 2017 Executive Performance Plan (EPP 2017) was introduced replacing the Executive Performance Stock Plan. The LTV 2017 and the EPP 2017 are described above.

The accounting treatment of all the long-term variable compensation programs are explained in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis, i.e. Ericsson pays contributions but does not guarantee the ultimate benefit. This applies unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

Individuals with a Swedish employment, who were appointed to the ET before 2011, are members of a supplementary pension plan in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP). These pension plans are not conditional upon future employment at Ericsson.

Ericsson Annual Report on Form 20-F 2017

Those, in Sweden, appointed to the ET since 2011 participate in the defined contribution plan (ITP1) which applies for the wider workforce in Sweden. For ET members employed outside of Sweden, local market competitive pension arrangements apply.

Due to the fact that the President and CEO is resident in the United States, and not in Sweden, it is not possible to enroll him in ITP1. Tax legislation in the US and Sweden significantly complicates a pension arrangement. Therefore, the President and CEO receives a cash payment in lieu of a defined contribution pension. This cash payment is treated as salary for the purposes of tax and social security and is made in way which is cost neutral for Ericsson.

Other benefits, such as company cars and medical insurance, are also set to be competitive in the local market. The ET members may not receive loans from the Company.

Remuneration policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates ¬ remuneration principles and policy into practice. This includes the launch of an Integrated Human Resources IT tool, and providing e-learning and training programs to line managers. Since then, enhancements of the IT tool and continuous briefings of line managers on pay principles and their practical execution enabled further progress towards globally consistent principles while allowing room for adaptation to local legislation and pay markets.

Ericsson Annual Report on Form 20-F 2017

The Ericsson share

Share trading

The Ericsson Class A and Class B shares are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2017, approximately 3.1 (3.0) billion shares were traded on Nasdaq Stockholm and approximately 1.2 (1.3) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 4.3 (4.3) billion Ericsson shares were thus traded on the exchanges in Stockholm and in the United States. In 2017, trading volume in Ericsson shares increased by approximately 2% on Nasdaq Stockholm and decreased by approximately 5% in the United States compared to 2016. With the implementation of the Mifid directive in the EU, share trading has become increasingly fragmented across a number of venues and trading categories. Trading on mulitlateral trading facilities (MTFs) and other venues has gained market shares from stock exchanges like Nasdaq Stockholm.

Trading in Stockholm represented 39% of total trading in 2017, compared with 37% in 2013. Total trading in Ericsson Class B shares on all venues combined has increased over the past five years from 5.5 billion shares in 2013 to 7.9 billion shares in 2017. Over the same period, trading of Ericsson ADS in the US has increased from 1.0 billion shares in 2013 to 1.2 billion shares in 2017.

The Ericsson share

Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,334,151,735
of which Class A shares, each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,072,395,752
Ericsson treasury shares, Class B	50,265,499
Quotient value	SEK 5.00
Market capitalization, December 31, 2017	approx. SEK 179 billion
ICB (Industry Classification Benchmark)	9500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

Changes in number of shares and capital stock 2013–2017

		Number of shares	Share capital (SEK)
2013	December 31	3,305,051,735	16,525,258,678
2014	December 31	3,305,051,735	16,525,258,678
2015	December 31	3,305,051,735	16,525,258,678
2016	May 11, new issue (Class C shares, later converted to Class B-shares)1)	26,100,000	130,500,000
2016	December 31	3,331,151,735	16,655,758,678
2017	May 10, new issue (Class C shares, later converted to Class B-shares)2)	3,000,000	15,000,000
2017	December 31	3,334,151,735	16,670,758,678

1)	The Annual General Meeting (AGM) 2016 resolved to issue 26,100,000 Class C shares for the Long-Term Variable Compensation Program 2016. In accordance with an authorization from the AGM, in the second quarter 2016, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 130.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 130.7 million.
2)	The AGM 2017 resolved to issue 3,000,000 Class C shares for the Long-Term Variable Compensation Program 2017. In accordance with an authorization from the AGM, in the second quarter 2017, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5, totaling MSEK 15, representing less than 0.1% of capital stock, and the acquisition cost was approximately SEK 15.1 million.

Share performance indicators

	2017	2016	2015	2014	2013
Earnings (loss) per share, diluted (SEK)1)	–10.74	0.52	4.13	3.54	3.69
Earnings (loss) per share, non-IFRS (SEK)2)	–4.04	2.66	6.06	4.80	5.62
Dividend per share (SEK)3)	1.00	1.00	3.70	3.40	3.00
Total shareholder return (%)	3	–32	–9	24	25
Dividend per share (USD)4)	0.13	0.11	0.39	0.41	0.46
P/E ratio	n/a	101	20	26	21

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK. A reconcilation of Alternative performance measures is available on pages 135–138.
3)	For 2017 as proposed by the Board of Directors.
4)	For 2017 as proposed by the Board of Directors. Approximate USD Dividend Rate.

For definitions of the financial terms used, see Glossary and Financial Terminology.

Ericsson Annual Report on Form 20-F 2017

Share and ADS prices

Principal trading market – Nasdaq Stockholm – share prices

The table below states the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members.

Host market – NASDAQ New York – ADS prices

The table below states the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2017	2016	2015	2014	2013
Class A at last day of trading	53.25	53.00	79.35	88.25	74.50
Class A high (June 2, 2017)	64.80	80.80	111.30	91.80	86.95
Class A low (September 21, 2017)	44.17	45.20	72.00	71.55	50.00
Class B at last day of trading	53.85	53.50	82.30	94.35	78.50
Class B high (June 2, 2017)	64.95	83.60	120.00	96.40	90.95
Class B low (September 21, 2017)	43.75	43.19	75.30	75.05	64.50

Source: Nasdaq Stockholm

Share prices on NASDAQ New York

(USD)	2017	2016	2015	2014	2013
ADS at last day of trading	6.68	5.83	9.61	12.10	12.24
ADS high (July 12, 2017)	7.47	10.20	13.14	13.61	14.22
ADS low (September 21, 2017)	5.52	4.83	8.87	11.20	9.78

Source: NASDAQ New York

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2013	86.95	50.00	90.95	64.50	14.22	9.78
2014	91.80	71.55	96.40	75.05	13.61	11.20
2015	111.30	72.00	120.00	75.30	13.14	8.87
2016	80.80	45.20	83.60	43.19	10.20	4.83
2017	64.80	44.17	64.95	43.75	7.47	5.52

Quarterly high and low
2016 First Quarter	80.40	70.10	83.60	70.65	10.10	8.43
2016 Second Quarter	80.80	58.95	83.60	59.60	10.20	7.03
2016 Third Quarter	66.75	57.20	67.75	56.60	7.88	6.68
2016 Fourth Quarter	62.50	45.20	62.40	43.19	7.24	4.83
2017 First Quarter	61.00	50.50	60.20	49.45	6.76	5.61
2017 Second Quarter	64.80	54.00	64.95	54.55	7.43	6.20
2017 Third Quarter	62.90	44.17	63.35	43.75	7.47	5.52
2017 Fourth Quarter	56.00	45.20	56.80	45.18	6.74	5.56

Monthly high and low
August 2017	52.60	45.79	52.85	45.88	6.40	5.75
September 2017	48.74	44.17	47.15	43.75	5.88	5.52
October 2017	54.50	45.20	54.45	45.18	6.61	5.56
November 2017	55.30	49.18	55.60	49.23	6.56	5.84
December 2017	56.00	51.50	56.80	51.60	6.74	6.12
January 2018	59.10	50.70	59.22	50.38	7.37	6.28
February 2018	57.80	49.05	58.20	49.04	7.01	6.13

1)	One ADS = 1 Class B share.

Source: Nasdaq Stockholm and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2017

Shareholders

As of December 29, 2017, the Parent Company had 433,778 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 976 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 312,577,282 ADSs outstanding as of December 31, 2017, and 3,677 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 17, 2018, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 77,388.

According to information known at year-end 2017, approximately 89% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2017.

The Executive Leadership Team and Board members, ownership

	Number of	Number of	Voting
	Class A shares	Class B shares	rights, percent
The Executive Leadership Team and Board members as a group (30 persons)	408	2,045,329	0,04%

For individual holdings, see Corporate Governance Report.

Share distribution1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	343,539	1,397,245	45,186,318	1.40%	1.04%	2,507,687
501–1,000	40,807	1,048,320	29,820,447	0.93%	0.71%	1,661,654
1,001–5,000	40,360	3,133,590	84,741,490	2.64%	2.04%	4,730,193
5,001–10,000	5,011	1,226,246	34,630,068	1.08%	0.82%	1,930,127
10,001–15,000	1,305	577,235	15,578,370	0.48%	0.38%	869,633
15,001–20,000	640	403,401	11,010,962	0.34%	0.26%	614,421
20,001–	2,116	253,969,946	2,851,270,556	93.13%	94.75%	167,064,819

Total, December 31, 20172)	433,779	261,755,983	3,072,395,752	100%	100%	179,387,017

1)	Source: Euroclear
2)	Includes a nominee reporting discrepancy of 157,541 shares.

The following table shows share information as of December 31 2017 with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2017, 2016 and 2015.

Largest shareholders December 31, 2017 and percentage of voting rights December 31 2017, 2016 and 2015

Identity of person or group1)	Number of Class A shares	Of total Class A shares percent	Number of Class B shares	Of total Class B shares percent	Of total Class A+B shares percent	2017 Voting rights percent	2016 Voting rights percent	2015 Voting rights percent
Investor AB	115,762,803	44.23	104,584,545	3.40	6.61	22.18	21.77	21.50
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	2.61	15.14	15.15	15.20
Cevian Capital	305,861	0.12	246,168,565	8.01	7.39	4.38	0.00	0.00
Svenska Handelsbankens Pensionsstiftelse	23,430,790	8.95	0	0.00	0.70	4.12	4.12	4.85
AMF Pensionsförsäkring AB	7,870,000	3.01	80,999,298	2.64	2.67	2.81	2.20	1.73
Swedbank Robur Fonder AB	35,458	0.01	120,001,341	3.91	3.60	2.12	2.61	2.34
BlackRock Institutional Trust Company, N.A.	0	0.00	119,816,623	3.90	3.59	2.11	1.92	1.48
Dodge & Cox	0	0.00	117,323,642	3.82	3.52	2.06	2.07	2.00
Hotchkis and Wiley Capital Management, LLC	0	0.00	117,016,796	3.81	3.51	2.06	1.10	0.51
AFA Försäkring AB	10,723,000	4.10	8,806,580	0.29	0.59	2.04	2.18	2.18
PRIMECAP Management Company	0	0.00	84,209,679	2.74	2.53	1.48	1.58	1.33
Silchester International Investors, L.L.P.	0	0.00	81,685,213	2.66	2.45	1.44	1.31	0.00
The Vanguard Group, Inc.	321,298	0.12	72,997,853	2.38	2.20	1.34	1.07	0.96
State Street Global Advisors (US)	0	0.00	74,122,413	2.41	2.22	1.30	1.54	1.01
Livförsäkringsbolaget Skandia, ömsesidigt	4,747,922	1.81	23,165,094	0.75	0.84	1.24	1.39	1.59
Others	12,506,236	4.78	1,820,498,110	59.25	54.98	34.19	40.00	43.31

Total	261,755,983	100	3,072,395,752	100	100	100	100	100

1)	Source: Nasdaq

Ericsson Annual Report on Form 20-F 2017

Share trend

In 2017, Ericsson’s total market capitalization increased by 0.7% to SEK 179 billion, compared to a decrease by –34.9% reaching SEK 178 billion in 2016. In 2017, the index, OMX Stockholm, on Nasdaq Stockholm increased by 6.4%, the NASDAQ composite index increased by 28.2% and the S&P 500 Index increased by 19.4% .

Ericsson Annual Report on Form 20-F 2017

Five-year summary

For definitions of certain financial terms used, see Financial terminology.

Five-year summary

	2017	Change	2016	2015	2014	2013

Income statement and cash flow items, SEK million
Net sales	201,303	–10%	222,608	246,920	227,983	227,376
Operating expenses	–70,563	17%	–60,501	–64,129	–63,408	–58,509
Operating income (loss)	–38,126	—	6,299	21,805	16,807	17,845
Net income (loss)	–35,063	—	1,895	13,673	11,143	12,174
Restructuring charges	8,501	12%	7,567	5,040	1,456	4,453
Cash flow from operating activities	9,601	–31%	14,010	20,597	18,702	17,389

Year-end position, SEK million
Total assets	260,544	–8%	283,347	284,363	293,558	269,190
Property, plant and equipment	12,857	–23%	16,734	15,901	13,341	11,433
Stockholders’ equity	99,540	–29%	139,817	146,525	144,306	140,204
Non-controlling interest	636	–6%	675	841	1,003	1,419

Per share indicators
Earnings (loss) per share, basic, SEK	–10.74	—	0.53	4.17	3.57	3.72
Earnings (loss) per share, diluted, SEK	–10.74	—	0.52	4.13	3.54	3.69
Dividends per share, SEK	1.00)[1]	0%	1.00	3.70	3.40	3.00
Dividends per share, USD	0.13)[2]	13%	0.11	0.39	0.41	0.46
Number of shares outstanding (in millions)
end of period, basic	3,284	0%	3,269	3,256	3,242	3,231
average, basic	3,277	0%	3,263	3,249	3,237	3,226
average, diluted	3,317	0%	3,303	3,282	3,270	3,257

Other information, SEK million
Additions to property, plant and equipment	3,877	–37%	6,129	8,338	5,322	4,503
Depreciations and write-downs/impairments of property, plant and equipment	6,314	38%	4,569	4,689	4,316	4,209
Acquisitions/capitalization of intangible assets	1,759	—	5,260	5,228	6,184	4,759
Amortization and write-downs/impairments of intangible assets	21,578	—	4,550	5,538	5,629	5,928
Research and development expenses	37,887	20%	31,635	34,844	36,308	32,236
as percentage of net sales	18.8%	—	14.2%	14.1%	15.9%	14.2%
Inventory turnover days	64	–7%	69	64	64	62

Alternative Performance Measures (APMs)3)
Gross margin	22.1%	—	29.8%	34.8%	36.2%	33.6%
Operating margin	–18.9%	—	2.8%	8.8%	7.4%	7.8%
EBITA margin	–10.7%	—	4.0%	10.5%	9.3%	9.8%
Cash conversion	–58%	—	175%	85%	84%	79%
Free cash flow	5,109	—	254	7,515	4,593	8,337
Capital employed, SEK million	158,230	–17%	190,901	195,150	189,839	180,903
Return on equity	–29.4%	—	1.2%	9.3%	8.1%	8.7%
Return on capital employed	–22.0%	—	3.2%	11.6%	9.8%	10.7%
Equity ratio	38.4%	—	49.6%	51.8%	49.5%	52.6%
Capital turnover	1.2	0%	1.2	1.3	1.2	1.3
Working capital, SEK million	59,779	–33%	89,039	104,811	103,246	106,940
Gross cash, SEK million	67,702	17%	57,877	66,270	72,159	77,089
Net cash, SEK million	34,657	11%	31,191	41,150	48,014	47,634

Statistical data, year-end
Number of employees	100,735	–10%	111,464	116,281	118,055	114,340
of which in Sweden	13,864	–9%	15,303	17,041	17,580	17,858
Export sales from Sweden, SEK million	86,812	–19%	107,036	117,486	113,734	108,944

1)	For 2017, as proposed by the Board of Directors.
2)	For 2017, as proposed by the Board of Directors. Approximate USD Dividend Rate.
2)	A reconciliation to the most directly reconcilable line items in the financial statements for 2017 and ten comparison years is available on the following pages.

Ericsson Annual Report on Form 20-F 2017

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods. Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

Free cash flow was added in 2017 as an APM.

Capital employed

SEK million	2017	2016	2015	2014	2013
Total assets	260,544	283,347	284,363	293,558	269,190
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,596	946	176	202	222
Deferred tax liabilities	901	2,147	2,472	3,177	2,650
Other non-current liabilites	2,776	2,621	1,851	1,797	1,459
Provisions, current	6,350	5,411	3,662	4,225	5,140
Trade payables	26,321	25,318	22,389	24,473	20,502
Other current liabilities	62,370	56,003	58,663	69,845	58,314
Capital employed	158,230	190,901	195,150	189,839	180,903

Definition

Total assets less non-interest-bearing provisions and liabilities.

Reason to use

Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover

SEK million	2017	2016	2015	2014	2013
Net sales	201,303	222,608	246,920	227,983	227,376
Average capital employed
Capital employed at beginning of period	190,901	195,150	189,839	180,903	176,653
Capital employed at end of period	158,230	190,901	195,150	189,839	180,903
Average capital employed	174,566	193,026	192,495	185,371	178,778
Capital turnover (times)	1.2	1.2	1.3	1.2	1.3

Definition

Net sales divided by average capital employed.

Reason to use

Capital turnover indicates how effectively investment capital is used to generate revenues.

Cash conversion

SEK million	2017	2016	2015	2014	2013
Net income (loss)	–35,063	1,895	13,673	11,143	12,174
Net income reconciled to cash	–16,480	8,007	24,284	22,343	22,002
Cash flow from operating activities	9,601	14,010	20,597	18,702	17,389
Cash conversion (%)	–58%	175%	85%	84%	79%

Definition

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.

Reason to use

The cash conversion target reflects a high focus on cash flow in the company. The measurement has also been used as one of the three targets in the Long-Term Variable Compensation program (LTV).

Ericsson Annual Report on Form 20-F 2017

Earnings (loss) per share (non-IFRS)

SEK	2017	2016	2015	2014	2013	2012
Earnings (loss) per share, diluted	–10.74	0.52	4.13	3.54	3.69	1.78
Restructuring charges	1.93	1.59	1.07	0.31	0.93	0.81
Amortization and write-downs of acquired intangibles	4.77	0.55	0.86	0.95	1.00	0.96
Earnings (loss) per share (non-IFRS)	–4.04	2.66	6.06	4.80	5.62	3.55

Definition

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

Reason to use

Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-down of acquired intangible assets from acquired companies.

EBITA margin

SEK million	2017	2016	2015	2014	2013
Net income (loss)	–35,063	1,895	13,673	11,143	12,174
Taxes	–4,267	2,131	6,199	4,668	4,924
Financial income and expenses	1,204	2,273	1,933	996	747
Amortization and write-downs of acquired intangibles	16,652	2,650	4,139	4,328	4,521
EBITA	–21,474	8,949	25,944	21,135	22,366
Net sales	201,303	222,608	246,920	227,983	227,376
EBITA margin (%)	–10.7%	4.0%	10.5%	9.3%	9.8%

Definition

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, as a percentage of net sales.

Reason to use

Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies.

Equity ratio

SEK million	2017	2016	2015	2014	2013
Total equity	100,176	140,492	147,366	145,309	141,623
Total assets	260,544	283,347	284,363	293,558	269,190
Equity ratio (%)	38.4%	49.6%	51.8%	49.5%	52.6%

Definition

Equity, expressed as a percentage of total assets.

Reason to use

An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Free cash flow

SEK million	2017	2016	2015	2014	2013
Cash flow from operating activities	9,601	14,010	20,597	18,702	17,389
Net capital expenditures and other investments
Investments in property, plant and equipment	–3,877	–6,129	–8,338	–5,322	–4,503
Sales of property, plant and equipment	1,016	482	1,301	522	378
Acquisitions of subsidiaries and other operations	–289	–984	–2,201	–4,442	–3,147
Divestments of subsidiaries and other operations	565	362	1	48	465
Product development	–1,444	–4,483	–3,302	–1,523	–915
Other investing activities	–463	–3,004	–543	–3,392	–1,330
Free cash flow	5,109	254	7,515	4,593	8,337

Definition

Cash flow from operating activities less net capital expenditures and other investments.

Reason to use

Free cash flow represents the cash that the company generates after capital expenditures and other investments. The free cash flow can be used to expand the business, pay dividends and reduce debt.

Ericsson Annual Report on Form 20-F 2017

Gross cash

SEK million	2017	2016	2015	2014	2013
Cash and cash equivalents	35,884	36,966	40,224	40,988	42,095
Interest-bearing securities, current	6,713	13,325	26,046	31,171	34,994
Interest-bearing securities, non-current	25,105	7,586	—	—	—
Gross cash	67,702	57,877	66,270	72,159	77,089

Definition

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Reason to use

Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Gross margin

SEK million	2017	2016	2015	2014	2013
Gross income	44,545	66,365	85,819	82,427	76,371
Net sales	201,303	222,608	246,920	227,983	227,376
Gross margin (%)	22.1%	29.8%	34.8%	36.2%	33.6%

Definition

Reported gross income as a percentage of net sales.

Reason to use

Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development.

Net cash

SEK million	2017	2016	2015	2014	2013
Cash and cash equivalents	35,884	36,966	40,224	40,988	42,095
+ Interest-bearing securities, current	6,713	13,325	26,046	31,171	34,994
+ Interest-bearing securities, non-current	25,105	7,586	—	—	—
– Borrowings, current	2,545	8,033	2,376	2,281	7,388
– Borrowings, non-current	30,500	18,653	22,744	21,864	22,067
Net cash	34,657	31,191	41,150	48,014	47,634

Definition

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

Reason to use

A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs

Operating expenses, excluding restructuring charges

SEK million	2017	2016	2015	2014	2013	2012
Operating expenses	–70,563	–60,501	–64,129	–63,408	–58,509	–58,856
Restructuring charges included in R&D expenses	2,307	2,739	2,021	304	872	852
Restructuring charges included in selling and administrative expenses	952	1,353	745	123	924	370
Operating expenses, excluding restructuring charges	–67,304	–56,409	–61,363	–62,981	–56,713	–57,634

Definition

Reported operating expenses, excluding restructuring charges.

Reason to use

Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

Operating margin

SEK million	2017	2016	2015	2014	2013
Operating income (loss)	–38,126	6,299	21,805	16,807	17,845
Net sales	201,303	222,608	246,920	227,983	227,376
Operating margin (%)	–18.9%	2.8%	8.8%	7.4%	7.8%

Definition

Reported operating (loss) income as a percentage of net sales.

Reason to use

Operating margin shows the operating income in percentage of net sales. Operating margin is a key internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term.

Ericsson Annual Report on Form 20-F 2017

Return on capital employed

SEK million	2017	2016	2015	2014	2013
Operating income (loss)	–38,126	6,299	21,805	16,807	17,845
Financial income	–361	–115	525	1,277	1,346
Total Operating income (loss) + Financial income	–38,487	6,184	22,330	18,084	19,191
Average capital empolyed
Capital employed at beginning of period	190,901	195,150	189,839	180,903	176,653
Capital employed at end of period	158,230	190,901	195,150	189,839	180,903
Average capital empolyed	174,566	193,026	192,495	185,371	178,778
Return on capital employed (%)	–22.0%	3.2%	11.6%	9.8%	10.7%

Definition

The total of operating income (loss) plus financial income as a percentage of average capital employed.

Reason to use

Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity

SEK million	2017	2016	2015	2014	2013
Net income (loss) attributable to stockholders of the Parent Company	–35,206	1,716	13,549	11,568	12,005
Average stockholders’ equity
Stockholders’ equity, beginning of period	139,817	146,525	144,306	140,204	136,883
Stockholders’ equity, end of period	99,540	139,817	146,525	144,306	140,204
Average stockholders’ equity	119,679	143,171	145,416	142,255	138,544
Return on equity (%)	–29.4%	1.2%	9.3%	8.1%	8.7%

Definition

Net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity.

Reason to use

Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Sales growth adjusted for comparable units and currency

SEK million	2017	2016	2015	20141)
Net sales	201,303	222,608	246,920	227,983
Acquired/divested business	—	–313	–422	–2,590
Net FX impact	–306	254	–30,307	–10,409
Comparable net sales, excluding FX impact	200,997	222,549	216,191	214,984
Sales growth adjusted for comparable units and currency (%)	–10%	–10%	–5%	–4%

1)	Partly adjusted for the initial IPR payment from Samsung in the fourth quarter 2013.

Definition

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

Reason to use

Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

Working capital

SEK million	2017	2016	2015	2014	2013
Current assets	154,820	175,771	189,525	201,789	190,896
Current non-interest-bearing provisions and liabilities
Provisions, current	–6,350	–5,411	–3,662	–4,225	–5,140
Trade payables	–26,321	–25,318	–22,389	–24,473	–20,502
Other current liabilities	–62,370	–56,003	–58,663	–69,845	–58,314
Working capital	59,779	89,039	104,811	103,246	106,940

Definition

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions; trade payables and other current liabilities).

Reason to use

Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received. Managing and reducing Working capital is key for reaching the Cash conversion of the Long-Term Variable Compensation program (LTV).

Ericsson Annual Report on Form 20-F 2017

Financial terminology

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings (loss) per share (EPS)

Basic earnings (loss) per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.

Earnings (loss) per share diluted (EPS diluted)

Earnings per share, using the weighted average number of shares outstanding adjusted for the effects of dilutive potential ordinary shares.

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets, see Note C10 “Intangible assets”) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Free cash flow

Cash flow from operating activities less net capital expenditures and other investments.

G&A

General & Adminstrative operating expenses.

Gross cash

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Gross margin

Reported gross income as a percentage of net sales.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include non-current borrowings and current borrowings).

Operating margin

Reported operating income (loss) as a percentage of net sales.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Return on capital employed

The total of operating income plus financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).

SG&A

Selling, General & Adminstrative operating expenses.

Sales growth, adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Value at Risk (VaR)

A statistical method for calculating the maximum potential loss that may occur with a given confidence level over a given time period.

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, trade payables and other current liabilities).

Exchange rates

Exchange rates in consolidation

	January–December
	2017	2016
SEK/EUR
Average rate1)	9.64	9.44
Closing rate	9.83	9.56
SEK/USD
Average rate1)	8.53	8.56
Closing rate	8.20	9.06

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

Ericsson Annual Report on Form 20-F 2017

Glossary

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile systems. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

5G

The fifth generation of mobile systems. An evolution of 4G/LTE.

ADM

Application Development and Modernization. A service offering addressing maintenance, development and evolution of software.

BSS

Business support systems.

CAGR

Compound Annual Growth Rate.

CDMA

Code Division Multiple Access.

A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in the network.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

Global ICT Centers

Ericsson has two Global ICT Centers, facilities that allow the connection of both Telco and ICT (Information Communication Technology) equipment and allow access by over 20,000 engineers globally.

GRI G4 core

G4 is the fourth generation of GRI Sustainability Reporting Guidelines. There are two options to report in accordance with the Guidelines: Core and Comprehensive. These options designate the content to be included for the report to be prepared ‘in accordance’ with the Guidelines. The Core option contains the essential elements of a sustainability report. The Core option provides the background against which an organization communicates the impacts of its economic, environmental and social and governance performance.

GSM

Global System for Mobile Communications. A first digital generation mobile system.

ICT

Information and Communication Technology.

IP

Internet Protocol.

Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights.

IPTV

IP Television.

A technology that delivers digital television via fixed broadband access.

JV

Joint Venture.

LTE

Long-Term Evolution.

4G; the evolutionary step of mobile technology beyond HSPA, allowing data rate above 100 Mbps.

M&A

Mergers and Acquisitions

M2M

Machine-to-machine communication.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE and CDMA2000EV-DO technologies.

Networked Society

Ericsson’s vision of what will happen when everything that can benefit from being connected is connected, empowering people, business and society.

NFV

Network Functions Virtualization.

Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems.

UDN

Unified Delivery Network. A means to provide a low-latency and high performing platform to deliver compute-intensive applications.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Ericsson Annual Report on Form 20-F 2017

Shareholder information

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2018 will be held on March 28, 2018, at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euro-clear Sweden AB (the Swedish Securities Registry) on Thursday, March 22, 2018; and

•	Give notice of attendance to the Company at the latest on Thursday March 22, 2018. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website: www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson c/o Euroclear Sweden AB

General Meeting of shareholders

Box 191, SE-101 23 Stockholm, Sweden

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 22, 2018, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 27, 2018. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 1.00 per share for the year 2017 and that Tuesday, April 3, 2018 will be the record date for dividend.

Financial information from Ericsson

2017 Form 20-F for the US market

•	March 27, 2018

Interim reports 2018	•	Q1, April 20, 2018	•	Q3, October 18, 2018
	•	Q2, July 18, 2018	•	Q4, January 29, 2019

Annual Report 2018

•	March, 2019

Ericsson Annual Report on Form 20-F 2017

MORE INFORMATION

Information about Ericsson and its development is available on the website: www.ericsson.com

Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

Ericsson issues a separate Sustainability and Corporate Responsibility Report. www.ericsson.com/sustainability

For printed publications

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

Shareholder Services North America

Ericsson’s Transfer Agent Deutsche Bank, Deutsche Bank Shareholder Services American Stock Transfer & Trust Company

Registered holders

Toll-free number: +1 (800) 937-5449

Interested investors

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report

Phone: +1 (888) 301 2504

Contact details

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com

Ericsson Annual Report 2017

Project management

Ericsson Investor Relations

Design and production

Hallvarsson&Halvarsson

Photos of Board of Directors and Executive Team

Per Myrehed

Printing

Göteborgstryckeriet 2018

Printed on Amber Graphic

Ericsson Annual Report on Form 20-F 2017

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFONAKTIEBOLAGET LM ERICSSON

March 27, 2018

By:	/s/ Jonas Stringberg

Jonas Stringberg
Vice President, Group Controller

By:	/s/ Nina Macpherson

Nina Macpherson
Senior Vice President, Chief Legal Officer